As filed with the Securities and Exchange Commission on December 12, 2005
Registration No. 333-128871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

SOMAXON PHARMACEUTICALS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	2834	20-0161599
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
12750 High Bluff Drive, Suite 310
San Diego, CA 92130
(858) 509-3670
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kenneth M. Cohen
President and Chief Executive Officer
Somaxon Pharmaceuticals, Inc.
12750 High Bluff Drive, Suite 310
San Diego, CA 92130
(858) 509-3670
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott N. Wolfe, Esq.
Cheston J. Larson, Esq.	Bruce K. Dallas, Esq.
Latham & Watkins LLP	Davis Polk & Wardwell
12636 High Bluff Drive, Suite 400	1600 El Camino Real
San Diego, CA 92130	Menlo Park, CA 94025
(858) 523-5400	(650) 752-2000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Number of Shares	Offering Price	Aggregate Offering	Registration
Securities to be Registered	Registered(1)	per Share	Price(2)	Fee(3)

Common Stock, $0.0001 par value	5,750,000	$15.00	$86,250,000	$10,152

(1)	Includes 750,000 shares subject to the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued December 12, 2005
5,000,000 Shares
COMMON STOCK

Somaxon Pharmaceuticals, Inc. is offering 5,000,000 shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “SOMX.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $          A SHARE

		Underwriting	Proceeds to
	Price to	Discounts and	Somaxon
	Public	Commissions	Pharmaceuticals

Per Share	$	$	$
Total	$	$	$
We have granted the underwriters the right to purchase up to an additional 750,000 shares of common stock to cover over-allotments.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2005.

MORGAN STANLEY	JPMORGAN
                                                 PIPER JAFFRAY
THOMAS WEISEL PARTNERS LLC
                    , 2005

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
      Until                               (25 days after commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
      For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
SOMAXON PHARMACEUTICALS, INC.
      We are a specialty pharmaceutical company focused on the in-licensing and development of proprietary product candidates for the treatment of diseases and disorders in the fields of psychiatry and neurology. To date, we have in-licensed three product candidates. Our lead product candidate, SILENORtm (doxepin hydrochloride), is in Phase III clinical trials for the treatment of insomnia. Our product candidate nalmefene hydrochloride is in a Phase II/III clinical trial for the treatment of pathological gambling and a Phase II clinical trial for smoking cessation. We are also developing a new formulation of acamprosate calcium for the treatment of certain movement disorders. We intend to continue to build a portfolio of product candidates that target psychiatric and neurological diseases and disorders, focusing on products that are currently commercialized outside the United States, approved in the United States but with significant commercial potential for proprietary new uses, new dosages or alternative delivery systems, or in late stages of clinical development.
      Our current portfolio consists of the following three product candidates:

•	SILENOR™ for Insomnia. According to the American Psychiatric Association, approximately one-third of adult Americans (approximately 73 million people) are affected by insomnia. One study has found that fewer than 15% of those who suffer from insomnia are treated with prescription medications. We are developing SILENORtm for the treatment of insomnia and believe that SILENORtm will offer significant benefits over currently available therapies in the insomnia market. We in-licensed the patents and the development and commercial rights to SILENORtm and intend to develop the product for the U.S. market. SILENORtm is an oral formulation of doxepin at strengths of 1 mg to 6 mg. Doxepin has been marketed and used for over 35 years at dosages from 75 mg to 300 mg per day for the treatment of depression and anxiety. Doxepin has a well-established safety profile and we expect that our targeted dosages will be well tolerated and provide a wide margin of safety. SILENORtm is a potent blocker of a set of brain receptors known as H1 receptors, which are believed to play an important role in the regulation of sleep. The leading approved insomnia medications, Ambien®, Sonata® and Lunestatm, work by binding and activating a different set of brain receptors known as GABA receptors. Many of the GABA receptor-activating drugs are deemed to have the potential for abuse and are therefore designated by the U.S. Drug Enforcement Agency, or DEA, as Schedule IV controlled substances, which require additional registration and administrative controls. We have completed two placebo-controlled Phase II clinical trials, one in adults and one in elderly patients with chronic primary sleep maintenance insomnia, and we are currently enrolling patients in Phase III clinical trials. Based on our analysis of the results of our prior clinical trials, we believe that SILENORtm will induce and maintain sleep throughout the night, without next-day residual effects, in both adult and elderly patients. We expect initial data from our Phase III clinical trials to be available in mid-2006.

•	Nalmefene for Impulse Control and Substance Abuse Disorders. We are developing nalmefene for the treatment of pathological gambling, an impulse control disorder. We are also evaluating nalmefene for smoking cessation. Nalmefene, an opioid antagonist, is approved and has been used for over 10 years in the United States in an intravenous form for the reversal of opioid drug effects. We in-licensed the North American development and commercial rights to an oral form of nalmefene and patents for its use in the treatment of impulse control disorders, nicotine dependence and other conditions. The impulse control disorder category includes a number of serious conditions, including pathological gambling, kleptomania, pyromania, intermittent explosive disorder and compulsive buying. There are no approved therapies for any of these disorders. The University of Chicago’s 1999

Gambling Impact and Behavior Study estimates that in the United States alone, there are approximately 2.5 million pathological gamblers, 3 million problem gamblers and an additional 15 million people who are at-risk gamblers. In a multi-center Phase II clinical trial conducted by our licensor, nalmefene was shown to be statistically superior to placebo in limiting gambling behavior and reducing the frequency and intensity of gambling thoughts/urges. Based on these results, we have initiated a confirmatory Phase II/ III clinical trial for pathological gambling. We have also initiated a pilot Phase II clinical trial investigating nalmefene for smoking cessation. We expect results from both trials to be available in late 2006.

•	Acamprosate for Movement Disorders. We are developing acamprosate for the treatment of tardive dyskinesia, a movement disorder which limits a person’s ability to perform activities of daily living and impairs quality of life. In many cases, this disorder is induced by the long-term use of certain drugs prescribed to treat some psychiatric or neurological conditions, such as schizophrenia or Parkinson’s disease. There are currently no approved therapies to treat this disorder. We in-licensed worldwide development and commercial rights for the use of acamprosate in the treatment of movement disorders and other conditions. Our acamprosate program is currently focused on the development of a new patent-protected formulation of the drug, designed to reduce daily dosing requirements and improve tolerability. If we are successful in reformulating the product, we plan to conduct Phase I clinical trials prior to initiating a dose-finding Phase II clinical trial in patients in 2006.
Our Strategy
      Our goal is to be a leading specialty pharmaceutical company focused on the in-licensing and development of proprietary product candidates in the fields of psychiatry and neurology. Our near-term strategy is to focus on the regulatory approval of our existing product candidates, and our long-term strategy is to build a portfolio of product candidates that are currently commercialized outside the United States, approved in the United States but with significant commercial potential for proprietary new uses, new dosages or alternative delivery systems, or in late stages of clinical development. Specifically, we intend to:

•	maximize the value of our lead product candidate, SILENORtm;

•	build a focused sales and marketing organization to target relevant specialists;

•	pursue the clinical development of our other product candidates; and

•	acquire or in-license late-stage development products with substantial human clinical experience.
Risks Associated with Our Business
      We are a development stage company with no revenues, and our operations to date have generated substantial and increasing needs for cash. Our business and our ability to execute on our business strategy are subject to a number of risks that you should be aware of before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in “Risk Factors” beginning on page 7:

•	our near-term success is dependent on the development of our lead product candidate, SILENORtm, and we cannot be certain that it will receive regulatory approval or be successfully commercialized;

•	we will require substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our development programs and commercialization efforts;

•	restrictions on our patent rights relating to SILENORtm and our other product candidates may limit our ability to prevent third parties from competing against us;

•	our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or commercialization;

•	we rely on third parties to conduct our clinical trials and manufacture our product candidates and cannot be sure that they will successfully carry out their contractual duties or meet expected deadlines;

•	even if SILENORtm is approved by regulatory authorities, we expect intense competition in the insomnia marketplace, and we expect intense competition in the target markets for our other product candidates; and

•	we may not have the resources to establish a sales and marketing infrastructure to market SILENORtm or our other product candidates and we may be unable to enter into collaborations with partners to perform these functions.
Corporate Information
      We were incorporated in Delaware in August 2003. Our principal executive offices are located at 12750 High Bluff Drive, Suite 310, San Diego, California 92130, and our telephone number is (858) 509-3670. Our website address is http://www.somaxon.com. The information on, or accessible through, our website is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “Somaxon,” “we,” “us” and “our” refer to Somaxon Pharmaceuticals, Inc.
      We have received a Notice of Allowance from the U.S. Patent and Trademark Office for the intent-to-use trademark application for our corporate name, Somaxon Pharmaceuticalstm, for use in connection with pharmaceutical preparations for the treatment of neurological, psychiatric and rheumatological disorders. We have obtained foreign trademark registrations for the trademark SOMAXON PHARMACEUTICALS in Japan and Australia and have pending foreign trademark applications for the same mark in Canada and Europe. We have also applied for U.S. Trademark registration for SILENORtm and we are developing commercial names for our nalmefene and acamprosate product candidates. This prospectus also includes trademarks of other persons, including Ambien®, Ambien CRtm, Campral®, Dalmane®, Desyrel®, Lunestatm, Luvox®, Paxil®, Prozac®, Requip®, Restoril®, Revex®, Rozeremtm, Sinequan®, Sonata®, TOPAMAX® and Zyban®.

THE OFFERING

Common stock offered	5,000,000 shares

Common stock to be outstanding after this offering	18,026,300 shares

Use of proceeds	We expect to use the net proceeds from this offering to fund clinical trials for our three development programs, for marketing, general and administrative expenses and for other research and development expenses. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	SOMX
      The number of shares of common stock to be outstanding after this offering is based on 13,026,300 shares outstanding as of September 30, 2005 and excludes:

•	1,071,180 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2005 at a weighted average exercise price of $2.52 per share;

•	2,061,320 shares of our common stock reserved for future issuance under our 2005 equity incentive award plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act (including 61,320 shares of common stock reserved for future grant or issuance under our 2004 equity incentive award plan, which shares will be added to the shares to be reserved under our 2005 equity incentive award plan upon the effectiveness of the 2005 equity incentive award plan); and

•	300,000 shares of common stock reserved for issuance under our 2005 employee stock purchase plan.
      Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise by the underwriters of their option to purchase up to an additional 750,000 shares of common stock to cover over-allotments;

•	the filing of our amended and restated certificate of incorporation and amended and restated bylaws upon completion of this offering;

•	the conversion of all outstanding shares of our preferred stock into 12,241,409 shares of common stock upon completion of this offering; and

•	a one-for-six reverse stock split of our common stock effected on December 9, 2005.

      Three holders of greater than 5% of our shares have indicated an interest in purchasing up to $2.0 million of our common stock in this offering. There can be no assurance as to how much common stock, if any, that these investors may purchase.

SUMMARY FINANCIAL DATA
      The following table summarizes our financial data. The summary financial data are derived from our audited financial statements for the period from August 14, 2003 (inception) through December 31, 2003, and the year ended December 31, 2004. Data are also included from our unaudited financial statements for the nine-month periods ended September 30, 2004 and 2005, and for the period from August 14, 2003 (inception) through September 30, 2005. These data should be read together with our financial statements and related notes, “Selected Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The pro forma as adjusted balance sheet data reflect the pro forma balance sheet data at September 30, 2005, adjusted for the sale of 5,000,000 shares of our common stock in this offering at the initial offering price of $14.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts, commissions and offering expenses payable by us, and the automatic conversion of all preferred stock into common stock upon completion of this offering.

	August 14,				August 14,
	2003		Nine months		2003
	(inception)		ended		(inception)
	through	Year ended	September 30,		through
	December 31,	December 31,			September 30,
	2003	2004	2004	2005	2005

					(unaudited)
	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Operating expenses:
License fees	$519	$4,038	$463	$341	$4,898
Research and development	166	7,574	4,463	17,577	25,317
Marketing, general and administrative expenses	779	2,143	1,563	3,059	5,981
Remeasurement of Series C warrant liability	—	—	—	5,649	5,649

Total operating expenses	1,464	13,755	6,489	26,626	41,845

Loss from operations	(1,464)	(13,755)	(6,489)	(26,626)	(41,845)
Interest and other income	1	157	92	752	910

Net loss	(1,463)	(13,598)	(6,397)	(25,874)	(40,935)
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	(53)	(53)

Net loss attributable to common stockholders	$(1,463)	$(13,598)	$(6,397)	$(25,927)	$(40,988)

Basic and diluted net loss attributable to common stockholders per share(1)	$(10.03)	$(38.08)	$(19.78)	$(45.83)
Shares used to calculate net loss attributable to common stockholders per share(1)	146	357	323	566
Pro forma basic and diluted net loss per share (unaudited)(1)		$(3.94)		$(3.26)
Shares used to calculate pro forma net loss per share (unaudited)(1)		3,449		7,937

(1)	See Note 1 of Notes to Financial Statements for an explanation of the method used to calculate the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

	As of
	September 30, 2005

		Pro Forma
	Actual	As Adjusted

Balance Sheet Data:
Cash, cash equivalents and investments	$64,224	$127,456
Working capital	55,388	118,620
Total assets	66,303	129,535
Redeemable convertible preferred stock	64,253	—
Deficit accumulated during the development stage	(40,935)	(40,935)
Total stockholders’ equity (deficit)	(8,505)	118,981

RISK FACTORS
      Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.
Risks Related to Our Business
      Our near-term success is dependent on the success of our lead product candidate, SILENORtm (doxepin hydrochloride), and we cannot be certain that it will receive regulatory approval or be successfully commercialized.
      SILENORtm is currently being evaluated in two Phase III clinical trials for the treatment of insomnia and will require the successful completion of these or other planned Phase III clinical trials before we are able to submit a new drug application, or NDA, to the U.S. Food and Drug Administration, or FDA, for approval. If our Phase III or other clinical trials fail to demonstrate that SILENORtm is safe and effective, it will not receive regulatory approval. Even if SILENORtm receives FDA approval, it may never be successfully commercialized. In addition, we may have inadequate financial or other resources to pursue this product candidate through the clinical trial process or through commercialization. We do not have patent protection for SILENORtm in any jurisdiction outside the United States, which may limit our ability to commercialize SILENORtm. Furthermore, the patent protection in the United States for SILENORtm for the treatment of insomnia is limited to lower dosages ranging from a lower limit of 0.5 mg to various upper limits up to 20 mg of its active ingredient, doxepin. Doxepin is prescribed at dosages ranging from 75 mg to 300 mg daily for the treatment of depression and anxiety and is available in generic form in strengths as low as 10 mg in capsule form as well as a concentrated liquid form dispensed by a marked dropper and calibrated for 5 mg. As a result, we may face competition from the off-label use of these other dosage forms of generic doxepin. Off-label use occurs when a drug that is approved by the FDA for one indication is prescribed by physicians for a different, unapproved indication. If we are unable to obtain regulatory approval for, or are unable to successfully commercialize, SILENORtm, we may be unable to generate revenue, we may be unable to become profitable, and we may be unable to continue our operations.
      We expect intense competition in the insomnia marketplace for SILENORtm and in the target markets for our other product candidates, and new products may emerge that provide different and/or better therapeutic alternatives for the disorders that our product candidates are intended to treat.
      We are developing SILENORtm for the treatment of insomnia, which will compete with well established drugs for this indication including Ambien and Sonata, both GABA-acting hypnotics. Recently, Sepracor Inc.’s Lunesta, a GABA-acting hypnotic, Takeda Pharmaceuticals North America, Inc.’s Rozerem, a melatonin receptor antagonist, and Sanofi-Synthélabo Inc.’s Ambien CR, a controlled-release formulation of the current product, Ambien, were approved by the FDA for the treatment of insomnia. An NDA for at least one other product, Neurocrine Biosciences, Inc.’s indiplon, a GABA-acting hypnotic, has reportedly been submitted to the FDA and is under review. Furthermore, the patent for the original form of Ambien, which accounted for $2.0 billion of the $2.6 billion insomnia market in 2004, expires in October 2006. As a result, generic versions of Ambien are expected to reach the market shortly thereafter. Generic versions of Ambien can be expected to be priced significantly lower than approved, branded insomnia products. Sales of all of these drugs may reduce the available market for, and the price we are able to charge for, any product developed by us for these indications.
      We are developing nalmefene for the treatment of pathological gambling. Currently, there are no FDA-approved products for this indication. However, controlled clinical trials using the opioid antagonist, naltrexone, which is available in generic form, have demonstrated clinical benefit for patients diagnosed with pathological gambling. Additionally, some controlled clinical trials suggest that selective serotonin reuptake inhibitors, or SSRIs, such as GlaxoSmithKline plc’s Paxil and Solvay Pharmaceuticals, Inc.’s Luvox, may

have a potential clinical effect. TOPAMAX, marketed by Ortho-McNeil Neurologics, Inc., is also being studied for the treatment of pathological gambling.
      We are developing acamprosate for the treatment of tardive dyskinesia. There are no FDA-approved products for the treatment of tardive dyskinesia, although several companies are reportedly in Phase II and Phase III clinical trials to evaluate product candidates for this condition. Merck KGaA is investigating sarizotan hydrochloride, a serotonin 5HT1A agonist, in Phase III clinical trials for treatment-associated dyskinesias in patients with Parkinson’s disease. Additionally, Juvantia Pharma Ltd. is investigating fipamezole, an adrenergic antagonist, in Phase II clinical trials for treatment-associated dyskinesias in Parkinson’s disease and Acadia Pharmaceuticals Inc. is investigating ACP-103, a 5-HT2A inverse agonist, in Phase I clinical trials for levodopa-induced dyskinesias in patients with Parkinson’s disease. These product candidates may be approved by the FDA or other regulatory authorities and commercialized ahead of acamprosate.
      The biotechnology and pharmaceutical industries are subject to rapid and intense technological change. We face, and will continue to face, competition in the development and marketing of our product candidates from academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies. There can be no assurance that developments by others will not render SILENORtm or our other product candidates obsolete or noncompetitive. Furthermore, new developments, including the development of other drug technologies and methods of preventing the incidence of disease, occur in the pharmaceutical industry at a rapid pace. These developments may render our product candidates obsolete or noncompetitive.
      Compared to us, many of our potential competitors have substantially greater:

•	capital resources;

•	research and development resources, including personnel and technology;

•	regulatory experience;

•	preclinical study and clinical trial experience;

•	expertise in prosecution of intellectual property rights; and

•	manufacturing, distribution and sales and marketing experience.
      As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than we or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are more effective, useful and less costly than ours and may also be more successful than we in manufacturing and marketing their products.
      In addition, if we receive regulatory approvals for our products, manufacturing efficiency and marketing capabilities are likely to be significant competitive factors. We currently have no commercial manufacturing capability, sales force or marketing infrastructure. In addition, many of our competitors and potential competitors have substantially greater capital resources, research and development resources, manufacturing and marketing experience and production facilities than we. Many of these competitors also have significantly greater resources for undertaking clinical trials of new pharmaceutical products and obtaining FDA and other regulatory approvals.
      Delays in the commencement or completion of clinical testing could result in increased costs to us and delay or limit our ability to generate revenues.
      Delays in the commencement or completion of clinical testing could significantly affect our product development costs. We do not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a variety of reasons, including delays related to:

•	obtaining regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	manufacturing sufficient quantities of a product candidate;

•	obtaining institutional review board approval to conduct a clinical trial at a prospective site;

•	recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including competition from other clinical trial programs for the same indication as our product candidates; and

•	retaining patients who have initiated a clinical trial but may be prone to withdraw due to side effects from the therapy, lack of efficacy or personal issues, or who are lost to further follow-up.
      In addition, a clinical trial may be suspended or terminated by us, the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues; or

•	lack of adequate funding to continue the clinical trial.
      Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to institutional review boards for reexamination, which may impact the costs, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, our clinical trials, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenues will be delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Even if we are able to ultimately commercialize our product candidates, other therapies for the same indications may have been introduced to the market and established a competitive advantage.
      Our clinical trials may fail to demonstrate the safety and efficacy of our product candidates, which could prevent or significantly delay their regulatory approval.
      Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through preclinical testing and clinical trials that the product is safe and effective for use in each target indication. To date, we have not successfully completed any Phase III clinical trials and we have not completed all planned preclinical and Phase I clinical trials for each of our product candidates. For example, in addition to our ongoing Phase III clinical trials for SILENORtm, we are undertaking several Phase I clinical trials to evaluate the effect of food on the absorption of the drug and the effect of SILENORtm when co-administered with other drugs. With regard to nalmefene, we plan to initiate a clinical trial evaluating the product candidate’s effect on the electrocardiogram. With regard to acamprosate, various preclinical and Phase I clinical trials are planned to facilitate the selection and evaluation of a formulation for the product candidate to be tested in subsequent trials. The results from preclinical testing and clinical trials that we have completed may not be predictive of results obtained in future preclinical and clinical trials, and there can be no assurance that we will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or result in marketable products. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. If our drug candidates are not shown to be safe and effective in clinical trials, the resulting delays in developing other compounds and conducting related preclinical testing and clinical trials, as well as the potential need for additional financing, would have a material adverse effect on our business, financial condition and results of operations.
      Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or commercialization.
      Undesirable side effects caused by our product candidates could interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications, and in turn prevent us from commercializing our product candidates and generating revenues from their sale. For example, in a Phase I clinical trial of nalmefene performed by our licensor, two patients were reported by the investigator to have a prolonged QTc interval, which is an electrocardiogram change which, if significantly prolonged, may result in an abnormal heart rhythm with adverse consequences including fainting, dizziness, loss of consciousness and death. In a final report, based on corrected values as determined by the cardiologist responsible for the central laboratory evaluation, these QTc findings were determined to be within the normal range of variation and incorrectly designated as adverse events. As with most new drugs, a Phase I clinical trial to evaluate the effect of nalmefene on the electrocardiogram is planned and we will continue to assess the side effect profile of nalmefene and our other product candidates in our ongoing clinical development program.
      In addition, if any of our product candidates receive marketing approval and we or others later identify undesirable side effects caused by the product:

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning in the case of SILENORtm or a contraindication;

•	regulatory authorities may withdraw their approval of the product;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product; and

•	our reputation may suffer.
      Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant revenues from its sale.
      Additionally, the FDA has directed manufacturers of all antidepressant drugs to revise their product labels to include a “black box” warning and expanded warning statements regarding an increased risk of suicidal thinking and behavior in children and adolescents being treated with these agents. SILENORtm’s active ingredient, doxepin, is used in the treatment of depression and the package insert includes such a “black box” warning statement. Although SILENORtm is not intended to be indicated for or used in the treatment of depression and our proposed insomnia dosage is less than one-tenth of that of doxepin for the treatment of depression, nor do we currently intend to evaluate SILENORtm for the treatment of insomnia in children or adolescents, we cannot assure you that a similar warning statement will not be required.
      There is no assurance that we will be granted regulatory approval for any of our product candidates.
      The clinical trials of our product candidates are, and the manufacturing and marketing of our products will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and market our product candidates. Prior to marketing, any product developed by us must undergo an extensive regulatory approval process. We have not requested nor received regulatory approval for any product from the FDA or any other regulatory body. This regulatory process, which includes preclinical testing and clinical trials of each compound to establish its safety and efficacy, can take many years and require the expenditure of substantial resources, and may include post-marketing studies and surveillance. Data obtained from preclinical testing and clinical trials are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. In addition, delays or rejections may be encountered based upon changes in FDA policy for drug approval during the period of product development and FDA regulatory review of each submitted NDA. Similar delays may also be encountered in foreign countries. There can be no assurance that regulatory approval will be obtained for any drugs developed by us. A failure to obtain requisite regulatory approvals or to obtain approvals of the scope requested will delay or preclude us from marketing our products or limit the commercial use of the products, and would have a material adverse effect on our business, financial condition and results of operations.
      Even if our product candidates receive regulatory approval, they may still face future development and regulatory difficulties.
      Even if U.S. regulatory approval is obtained, the FDA may still impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. For example, the label ultimately approved for SILENORtm, if any, may include a restriction on the term of its use, or it may not include one or more of our intended indications— the treatment of sleep onset, maintenance and duration. Similarly, although doxepin, at higher dosages than we plan to incorporate in SILENORtm, is not currently and has never been a Schedule IV controlled substance, we cannot be certain that SILENORtm will be a non-scheduled drug until the FDA and the DEA complete their review. Our product candidates will also be subject to ongoing FDA requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information on the drug. In addition, approved products, manufacturers and manufacturers’ facilities are subject to continual review and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	impose civil or criminal penalties;

•	suspend regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products or require a product recall.
      Even if our product candidates receive regulatory approval in the United States, we may never receive approval or commercialize our products outside of the United States.
      In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States. As described above, such effects include the risks that our product candidates may not be approved for all indications requested, which could limit the uses of our product candidates and have an adverse effect on potential royalties and product sales, and that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.

      If the manufacturers upon whom we rely fail to produce our products in the volumes that we require on a timely basis, or to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the development and commercialization of, or be unable to meet demand for, our products and may lose potential revenues.
      We do not manufacture any of our product candidates, and we do not plan to develop any capacity to do so. Patheon Pharmaceuticals Inc. manufactures clinical supplies of our SILENORtm and nalmefene product candidates, and we will also contract with a third party to manufacture our acamprosate product candidate. The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Our manufacturers may not perform as agreed or may terminate their agreements with us. If our manufacturers were to encounter any of these difficulties or otherwise fail to comply with their contractual obligations, our ability to provide product candidates to patients in our clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of our clinical trials, increase the costs associated with maintaining our clinical trial program and, depending upon the period of delay, require us to commence new trials at significant additional expense or terminate the trials completely.
      We do not have alternate manufacturing plans in place at this time. If we need to change to other commercial manufacturers, the FDA and comparable foreign regulators must approve these manufacturers’ facilities and processes prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in or independently develop the processes necessary for the production of our products.
      Any of these factors could cause us to delay or suspend clinical trials, regulatory submissions, required approvals or commercialization of our product candidates, entail higher costs or result in our being unable to effectively commercialize our products. Furthermore, if our manufacturers failed to deliver the required commercial quantities of bulk drug substance or finished product on a timely basis and at commercially reasonable prices, we would likely be unable to meet demand for our products and we would lose potential revenues.
      In addition, all manufacturers of our products must comply with current good manufacturing practice, or cGMP, requirements enforced by the FDA through its facilities inspection program. These requirements include quality control, quality assurance and the maintenance of records and documentation. Manufacturers of our products may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. We have little control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to our manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products.
      We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates.
      We rely primarily on Synteract, Inc., a CRO, to conduct our clinical trials for our SILENORtm and nalmefene product candidates, and we may depend on other CROs and independent clinical investigators to conduct our future clinical trials. CROs and investigators are not our employees, and we cannot control the amount or timing of resources that they devote to our programs. If Synteract, other CROs or independent investigators fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, it will delay the approval of our FDA applications and our introductions of new products. The CROs with which we contract for execution of our clinical trials play a significant role in the conduct of the trials and the subsequent collection and analysis of data. Failure of the CROs to meet their obligations could adversely affect clinical development of our products. Moreover, these independent investigators and CROs may also have relationships with other commercial entities, some of which may compete with us. If independent investigators and CROs assist our competitors at our expense, it could harm our competitive position.
      Materials necessary to manufacture our product candidates may not be available on commercially reasonable terms, or at all, which may delay the development and commercialization of our product candidates.
      We rely on the manufacturers of our product candidates to purchase from third-party suppliers the materials necessary to produce the compounds for our clinical trials and will rely on them for commercial distribution if we obtain marketing approval for any of our product candidates. Suppliers may not sell these materials to our manufacturers at the time we need them or on commercially reasonable terms. We do not have any control over the process or timing of the acquisition of these materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these materials. If our manufacturers are unable to obtain these materials for our clinical trials, product testing and potential regulatory approval of our product candidates would be delayed, significantly impacting our ability to develop our product candidates. If our manufacturers or we are unable to purchase these materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would materially affect our ability to generate revenues from the sale of our product candidates.
      If we are unable to establish a sales and marketing infrastructure or enter into collaborations with partners to perform these functions, we will not be able to commercialize our product candidates.
      We currently do not have significant internal sales, distribution and marketing capabilities. In order to commercialize any of our product candidates, we must either acquire or internally develop sales, marketing and distribution capabilities, or enter into collaborations with partners to perform these services for us. In the United States, we plan to build our own sales force to market our products directly to psychiatrists and neurologists and other targeted physicians. The acquisition or development of a sales and distribution infrastructure for our domestic operations will require substantial resources, which may divert the attention of our management and key personnel and negatively impact our product development efforts. Moreover, we may not be able to hire a sales force that is sufficient in size or has adequate expertise.
      To maximize the value of our product candidates, we will need to enter into collaborations with larger pharmaceutical partners to commercialize our products outside of the psychiatric and neurology specialty markets. We may not be able to enter into collaborations on acceptable terms, if at all. We also face competition in our search for partners with whom we may collaborate. By entering into these strategic collaborations, we may rely on our partners for financial resources and for development, commercialization and regulatory expertise. Our partners may fail to develop or effectively commercialize our product candidates because they:

•	do not have sufficient resources or decide not to devote the necessary resources due to internal constraints, such as limited cash or human resources;

•	decide to pursue a competitive potential product that had been developed outside of the collaboration; or

•	cannot obtain the necessary regulatory approvals.
      We face potential product liability exposure, and, if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.
      The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers, pharmaceutical companies or others selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to commercialize our product candidates.
      We have obtained limited product liability insurance coverage for our clinical trials with a $5 million annual aggregate coverage limit, and our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.
      If any of our product candidates for which we receive regulatory approval do not achieve broad market acceptance, the revenues that we generate from their sales will be limited.
      The commercial success of our product candidates for which we obtain marketing approval from the FDA or other regulatory authorities will depend upon the acceptance of these products by the medical community and reimbursement of them by third-party payors, including government payors. The degree of market acceptance of any of our approved products will depend on a number of factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	relative convenience and ease of administration;

•	prevalence and severity of any adverse side effects;

•	limitations or warnings contained in a product’s FDA-approved labeling, including, for example, potential “black box” warnings associated with the active ingredient in SILENOR™;

•	availability of alternative treatments, including, in the case of SILENOR™, a number of competitive products already approved for the treatment of insomnia or expected to be commercially launched in the near future;

•	pricing and cost effectiveness;

•	effectiveness of our or our collaborators’ sales and marketing strategies; and

•	our ability to obtain sufficient third-party coverage or reimbursement.
      If our product candidates are approved but do not achieve an adequate level of acceptance by physicians, health care payors and patients, we may not generate sufficient revenue from these products, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

      Our failure to successfully acquire, develop and market additional product candidates or approved products would impair our ability to grow.
      As part of our growth strategy, we intend to acquire, develop and market additional products and product candidates. Because we neither have, nor currently intend to establish, internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies, university scientists and other researchers to sell or license products to us. The success of this strategy depends upon our ability to identify, select and acquire promising pharmaceutical product candidates and products.
      The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing and sales resources, may compete with us for the license or acquisition of product candidates and approved products. We may not be able to acquire the rights to additional product candidates on terms that we find acceptable, or at all.
      Further, any product candidate that we acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any products that we develop or approved products that we acquire will be manufactured or produced profitably, successfully commercialized or widely accepted in the marketplace.
      Our business depends on our ability to acquire or in-license products and if we do not successfully acquire or license related product candidates or integrate them into our operations, we may incur unexpected costs and disruptions to our business.
      An important part of our business strategy is to continue to develop a pipeline of product candidates by acquiring or in-licensing products, businesses or technologies that we believe are a strategic fit with our business and complement our existing product candidates. Future acquisitions, however, may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s time and attention to develop acquired products or technologies;

•	incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions;

•	higher than expected acquisition and integration costs;

•	increased amortization expenses;

•	difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.
      We have limited resources to identify and execute the acquisition or in-licensing of third party products, businesses and technologies and integrate them into our current infrastructure. In particular, we may compete with larger pharmaceutical companies and other competitors in our efforts to establish new collaborations and in-licensing opportunities. These competitors likely will have access to greater financial resources than us and may have greater expertise in identifying and evaluating new opportunities. Moreover, we may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts.

      We are subject to uncertainty relating to health care reform measures and reimbursement policies which, if not favorable to our product candidates, could hinder or prevent our product candidates’ commercial success.
      The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care services to contain or reduce costs of health care may adversely affect:

•	our ability to set a price we believe is fair for our products;

•	our ability to generate revenues and achieve or maintain profitability;

•	the future revenues and profitability of our potential customers, suppliers and collaborators; and

•	the availability of capital.
      In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription drugs and the reform of the Medicare and Medicaid systems. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 provides a new Medicare prescription drug benefit scheduled to begin in 2006 and mandates other reforms. While we cannot predict the full outcome of the implementation of this legislation, it is possible that the new Medicare prescription drug benefit, which will be managed by private health insurers and other managed care organizations, will result in additional government reimbursement for prescription drugs, which may make some prescription drugs more affordable but may further exacerbate industry-wide pressure to reduce prescription drug prices. In addition, in certain foreign markets, the pricing of prescription drugs is subject to government control and reimbursement may in some cases be unavailable.
      Our ability to commercialize our product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate coverage and reimbursement levels for the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, legislative proposals to reform health care or reduce government insurance programs may result in lower prices for our product candidates or exclusion of our product candidates from coverage and reimbursement programs. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could harm our ability to market our products and significantly reduce our revenues from the sale of any approved product.
      We will need to increase the size of our organization, and we may experience difficulties in managing growth.
      As of September 30, 2005, we had 17 full-time employees. We will need to continue to expand our managerial, operational, financial and other resources in order to manage and fund our operations and clinical trials, continue our development activities and commercialize our product candidates. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:

•	manage our clinical trials effectively, including our Phase III clinical trials for SILENORtm and our Phase II/III clinical trials for nalmefene, which are being conducted at numerous distinct clinical trial sites;

•	manage our internal development efforts effectively while carrying out our contractual obligations to collaborators and other third parties;

•	continue to improve our operational, financial and management controls, reporting systems and procedures; and

•	attract and retain sufficient numbers of talented employees.
      We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our development and commercialization goals.

      We may not be able to manage our business effectively if we are unable to attract and retain key personnel.
      We may not be able to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Diego, California area. If we are not able to attract and retain necessary personnel to accomplish our business objectives, we may experience constraints that will impede significantly the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy. In particular, if we lose any members of our senior management team, we may not be able to find suitable replacements, and our business may be harmed as a result.
      Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on the product acquisition, development, regulatory and commercialization expertise of our senior management. If we lose one or more of the members of our senior management team or other key employees, our ability to implement our business strategy successfully could be seriously harmed. Replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel.
      In addition, we have scientific and clinical advisors who assist us in formulating our product development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us, or may have arrangements with other companies to assist in the development of products that may compete with ours.
Risks Related to Our Finances and Capital Requirements
      We will require substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our development programs or commercialization efforts.
      We are a development-stage company with no revenues, and our operations to date have generated substantial and increasing needs for cash. We expect our negative cash flows from operations to continue until we obtain regulatory approval for SILENORtm and are able to commercialize the product candidate ourselves or establish a partnership or collaboration with a pharmaceutical company to broaden the potential reach of sales and marketing efforts for SILENORtm. The development and approval of SILENORtm and our other product candidates and the acquisition and development of additional products or product candidates by us, as well as the development of our sales and marketing organizations, will require a commitment of substantial funds. Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the rate of progress and cost of our clinical trials and other development activities;

•	the scope, prioritization and number of clinical development programs we pursue;

•	the costs and timing of regulatory approval;

•	the costs of establishing or contracting for sales and marketing capabilities;

•	the extent to which we acquire or in-license new products, technologies or businesses;

•	the effect of competing technological and market developments; and

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.
      We believe, based on our current operating plan, that our cash, cash equivalents and marketable securities as of the consummation of this offering will be sufficient to fund our operations for at least the next twelve months. We intend to seek additional funding through strategic alliances and may seek additional funding through public or private sales of our equity securities. In addition, we may obtain equipment leases and may pursue opportunities to obtain debt financing in the future. There can be no assurance, however, that additional equity or debt financing will be available on reasonable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our planned development, commercialization or expansion activities.
      Raising additional funds by issuing securities or through licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish proprietary rights.
      To the extent that we raise additional capital by issuing equity securities, our existing stockholders’ ownership will be diluted. Any debt financing we enter into may involve covenants that restrict our operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of our assets as well as prohibitions on our ability to create liens, pay dividends, redeem our stock or make investments. In addition, if we raise additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us.
      We have never generated revenues or been profitable, and we may not be able to generate revenues sufficient to achieve profitability.
      We are a development-stage company and have not generated any revenues or been profitable since inception, and it is possible that we will not achieve profitability. We incurred net losses of approximately $25.9 million for the nine months ended September 30, 2005 and $13.6 million for the year ended December 31, 2004. We expect to continue to incur significant operating and capital expenditures. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will achieve significant revenues, if any, or that we will ever achieve profitability. Even if we do achieve profitability, we cannot assure you that we will be able to sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be materially and adversely affected.
      Our quarterly operating results may fluctuate significantly.
      We expect our operating results to be subject to quarterly fluctuations. The revenues we generate, if any, and our operating results will be affected by numerous factors, including:

•	our addition or termination of development programs or funding support;

•	variations in the level of expenses related to our existing three product candidates or future development programs;

•	our execution of collaborative, licensing or other arrangements, and the timing of payments we may make or receive under these arrangements;

•	any intellectual property infringement lawsuit in which we may become involved; and

•	regulatory developments affecting our product candidates or those of our competitors.
      If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

      The use of our net operating loss and tax credit carryforwards may be limited.
      Sales of our preferred stock in 2003, 2004 and 2005 and/or shares of common stock in this proposed public offering may result or be deemed to result in a change in control that could result in the limitation of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, on the use of our net operating loss and tax credit carryforwards. This limitation would allow us to use only a portion of the net operating loss and tax credit carryforwards generated prior to the deemed Section 382 change of control to offset future taxable income, if any, for U.S. federal and state income tax purposes. As of December 31, 2004, we had federal net operating loss carryforwards of approximately $10.5 million and state net operating loss carryforwards of approximately $10.2 million. Federal net operating losses generally carry forward for 20 years from the year generated. The expiration dates for net operating losses vary among states. The majority of our state net operating losses are in California, and these net operating losses will begin to expire in 2013. We have federal research and development tax credits of $288,000 and California research and development tax credits of $332,000. Federal research and development tax credits have a 20 year carry forward period and begin to expire in 2024. California research and development tax credits have no expiration.
Risks Relating to Intellectual Property
      The patent rights that we have in-licensed covering SILENOR™ are limited to certain low-dosage strengths in the United States, and our market opportunity for this product candidate may be limited by the lack of patent protection for higher dosage strengths and the lack of patent protection in other territories.
      Although we have an exclusive, worldwide license for SILENORtm for the treatment of insomnia through the life of the last patent to expire, which is expected to occur in 2020, we do not have patent protection for SILENORtm in any jurisdiction outside the United States. In addition, although our licensed patent for the treatment of transient insomnia is scheduled to expire in 2020, our licensed patent for the treatment of chronic insomnia is scheduled to expire in March 2013. Accordingly, a competitor could file an NDA for the development of doxepin for a chronic insomnia indication as early as March 2013. Furthermore, the patent protection in the United States for SILENORtm for the treatment of insomnia is limited to lower dosages ranging from a lower limit of 0.5 mg to various upper limits up to 20 mg of the active ingredient, doxepin. Doxepin is prescribed at dosages ranging from 75 mg to 300 mg daily for the treatment of depression and anxiety and is available in generic form in strengths as low as 10 mg in capsule form, as well as in a concentrated liquid form dispensed by a marked dropper and calibrated for 5 mg. As a result, we may face competition from the off-label use of these other dosage forms of generic doxepin. In addition, others may attempt to commercialize low-dose doxepin in the European Union, Canada, Mexico or other markets where we do not have patent protection for SILENORtm. Due to the lack of patent protection for doxepin in territories outside the United States and the potential for correspondingly lower prices for the drug in those markets, it is possible that patients will seek to acquire low-dose doxepin in those other territories. The off-label use of doxepin in the United States or the importation of doxepin from foreign markets could adversely affect the commercial potential for SILENORtm and adversely affect our overall business and financial results.
      We have licensed our product candidates from third parties. If we default on any of our obligations under those licenses, we could lose rights to product candidates that are important to our business.
      We license rights to product candidates that are important to our business, and we expect to enter into similar licenses in the future. For instance, we acquired our three product candidates through exclusive licensing arrangements. Under these licenses we are subject to commercialization and development, sublicensing, royalty, insurance and other obligations. If we fail to comply with any of these requirements, or otherwise breach these license agreements, the licensor may have the right to terminate the license in whole or to terminate the exclusive nature of the license. Loss of any of these licenses or the exclusivity rights provided therein could harm our financial condition and operating results. For example, our license agreement for SILENORtm requires us to use commercially reasonable efforts to develop, obtain regulatory approval of and commercialize the product candidate. To the extent we are unable to comply with these obligations, the license may be terminated.

      Restrictions on our patent rights relating to our product candidates may limit our ability to prevent third parties from competing against us.
      Our success will depend on our ability to obtain and maintain patent protection for our products, preserve our trade secrets, prevent third parties from infringing upon our proprietary rights and operate without infringing upon the proprietary rights of others. The patent rights that we have in-licensed relating to our product candidates are limited in ways that may affect our ability to exclude third parties from competing against us if we receive regulatory approval to market these product candidates. In particular, we do not hold composition of matter patents covering the active pharmaceutical ingredients of any of our product candidates. Composition of matter patents on active pharmaceutical ingredients are the strongest form of intellectual property protection for pharmaceutical products as they apply without regard to any method of use or other type of limitation. As a result, competitors who obtain the requisite regulatory approval can offer products with the same active ingredients as our products so long as the competitors do not infringe any method of use or formulation patents that we may hold.
      The principal patent protection that covers, or that we expect will cover, our product candidates is method of use patents. This type of patent protects the product only when used or sold for the specified method. However, this type of patent does not limit a competitor from making and marketing a product that is identical to our product for an indication that is outside of the patented method. Moreover, physicians may prescribe such a competitive identical product for off-label indications that are covered by the applicable patents. Although such off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.
      Because products with active ingredients identical to ours have been on the market for many years, there can be no assurance that these other products were never used off-label in such a manner that such prior usage would not affect the validity of our method of use patents. One of our licensed patents is currently involved in post-issuance proceedings in the U.S. Patent and Trademark Office, and no assurance can be given that any claims will survive those proceedings in their current form, or at all.
      Patent applications in the United States are confidential for a period of time until they are published, and publication of discoveries in scientific or patent literature typically lags actual discoveries by several months. As a result, we cannot be certain that the inventors of the issued patents that we in-licensed were the first to conceive of inventions covered by pending patent applications or that the inventors were the first to file patent applications for such inventions.
      We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our collaborators, employees and consultants. We also have invention or patent assignment agreements with our employees and certain consultants. There can be no assurance that inventions relevant to us will not be developed by a person not bound by an invention assignment agreement with us. There can be no assurance that binding agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors.
      We may be subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
      In addition, as is commonplace in the biotechnology industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

      If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.
      Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are developing products. As the biotechnology and pharmaceutical industry expands and more patents are issued, the risk increases that our potential products may give rise to claims that our products infringe the patent rights of others. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or proprietary technologies may infringe.
      We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe their intellectual property rights. If one of these patents was found to cover our product candidates, proprietary technologies or their uses, we or our collaborators could be required to pay damages and could be unable to commercialize our product candidates or use our proprietary technologies unless we or they obtained a license to the patent. A license may not be available to us or our collaborators on acceptable terms, if at all. In addition, during litigation, the patent holder could obtain a preliminary injunction or other equitable right which could prohibit us from making, using or selling our products, technologies or methods.
      There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries generally. If a third party claims that we or our collaborators infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

•	infringement and other intellectual property claims which, with or without merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

•	substantial damages for infringement, including treble damages and attorneys’ fees, which we may have to pay if a court decides that the product at issue infringes on or violates the third party’s rights;

•	a court prohibiting us from selling or licensing the product unless the third party licenses its product rights to us, which it is not required to do;

•	if a license is available from the third party, we may have to pay substantial royalties, fees and/or grant cross-licenses to our products; and

•	redesigning our products or processes so they do not infringe, which may not be possible or may require substantial funds and time.
      We have conducted a search of patents issued to third parties, however no assurance can be given that patents do not exist, have not been filed, or could not be filed or issued, which contain claims covering our products, technology or methods. Because of the number of patents issued and patent applications filed in our field, we believe there is a risk that third parties may allege they have patent rights encompassing our products, technology or methods.
Risks Relating to Securities Markets and Investment in Our Stock
      There may not be a viable public market for our common stock.
      Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a regular trading market will develop and continue after this offering or that the market price of our common stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our common stock following this offering. Among the factors considered in such negotiations are prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives of the underwriters believe to be comparable to us, estimates of our business potential, the present state of development and other factors deemed relevant. See “Underwriters” for additional information.
      Market volatility may affect our stock price and the value of your investment.
      Following this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. The market prices for securities of biotechnology and pharmaceutical companies have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	changes in the regulatory status of SILENORTM or our other product candidates, including results of our clinical trials;

•	announcements of new products or technologies, commercial relationships or other events by us or our competitors;

•	events affecting our three existing in-license agreements and any future collaborations, commercial agreements and grants;

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	regulatory developments in the United States and foreign countries;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel; and

•	discussion of us or our stock price by the financial and scientific press and in online investor communities.
      The realization of any of the risks described in these “Risk Factors” could have a dramatic and material adverse impact on the market price of our common stock. In addition, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs and a diversion of management’s attention and resources, which could hurt our business, operating results and financial condition.
      Investors purchasing common stock in this offering will incur substantial dilution as a result of this offering and future equity issuances, and, as a result, our stock price could decline.
      The initial public offering price for this offering is substantially higher than the pro forma, net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $7.40 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing shares of common stock in this offering will contribute approximately 44% of the total amount we have raised since our inception, but will own only approximately 28% of our total common stock immediately following the completion of this offering.
      We believe that our existing cash, cash equivalents and short-term investments, together with the net proceeds from this offering, will be sufficient to meet our projected operating requirements for at least the next twelve months. Because we will need to raise additional capital to fund our clinical development programs, among other things, we may conduct substantial additional equity offerings. These future equity issuances, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, will result in further dilution to investors.

      Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
      Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective upon the completion of this offering, may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders, and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.
      We will incur increased costs as a result of changes in laws and regulations relating to corporate governance matters.
      As a public reporting company, we will need to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the Securities and Exchange Commission and by the Nasdaq Stock Market, including expanded disclosures, accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements will increase our costs and require additional management resources. Additionally, these laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.
      If our executive officers, directors and largest stockholders choose to act together, they may be able to control our operations and act in a manner that advances their best interests and not necessarily those of other stockholders.
      After this offering, our executive officers, directors and holders of 5% or more of our outstanding common stock will beneficially own approximately        % of our common stock. As a result, these stockholders, acting together, will be able to control all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.
      We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.
      We intend to use the net proceeds from this offering:

•	to fund clinical trials for our three development programs;

•	for marketing, general and administrative expenses; and

•	for other research and development expenses.

      Our management will, however, have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.
      Future sales of our common stock may cause our stock price to decline.
      Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. A large portion of these shares are held by a small number of persons and investment funds. Sales by these stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, the holders of approximately 12,241,409 shares of common stock issuable upon conversion of preferred stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include these shares in registration statements that we may file for ourselves or other stockholders. The holders of over 99.0% of our outstanding shares of capital stock and shares issuable upon exercise of outstanding options have agreed with the underwriters of this offering to be bound by a 180-day lock-up agreement that prohibits these holders from selling or transferring their stock, other than in specific circumstances. However, Morgan Stanley & Co. Incorporated, on behalf of the underwriters, at its discretion, can waive the restrictions of the lock-up agreement at an earlier time without prior notice or announcement and allow our stockholders to sell their shares of our common stock in the public market. If the restrictions of the lock-up agreement are waived, shares of our common stock will be available for sale into the market, subject only to applicable securities rules and regulations, which may cause our stock price to decline.
      We also intend to register all common stock that we may issue under our 2004 equity incentive award plan, our 2005 equity incentive award plan and our 2005 employee stock purchase plan. Effective upon the completion of this offering, an aggregate of 2,000,000 and 300,000 shares of our common stock will be reserved for issuance under our 2005 equity incentive award plan and our 2005 employee stock purchase plan, respectively. These share reserves will also be subject to automatic annual increases in accordance with the terms of the plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriters.” If any of these events cause a large number of our shares to be sold in the public market, the sales could reduce the trading price of our common stock and impede our ability to raise future capital. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements, including statements regarding the progress and timing of clinical trials, the safety and efficacy of our product candidates, the goals of our development activities, estimates of the potential markets for our product candidates, estimates of the capacity of manufacturing and other facilities to support our products, our expected future revenues, operations and expenditures and projected cash needs. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others:

•	our ability to successfully complete preclinical and clinical development of our product candidates on expected timetables, or at all, which includes enrolling sufficient patients in our clinical trials and demonstrating the safety and efficacy of our product candidates in such trials;

•	our ability to have manufactured sufficient amounts of our product candidates for clinical trials and, if approved, products for commercialization activities;

•	our ability to obtain, maintain and successfully enforce adequate patent and other intellectual property protection of our product candidates that may be approved for sale;

•	the content and timing of submissions to and decisions made by the FDA and other regulatory agencies, including demonstrating to the satisfaction of the FDA the safety and efficacy of our product candidates;

•	our ability to develop a sufficient sales and marketing force or enter into agreements with third parties to sell and market any of our product candidates that may be approved for sale;

•	the accuracy of our estimates of the size and characteristics of the markets to be addressed by our product candidates;

•	the success of our competitors;

•	our ability to obtain reimbursement for any of our product candidates that may be approved for sale from third-party payors, and the extent of such coverage; and

•	our ability to raise additional funds in the capital markets, through arrangements with corporate partners or from other sources.
      Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

USE OF PROCEEDS
      We estimate that we will receive net proceeds of approximately $63.2 million from the sale of the shares of common stock offered in this offering, based on an assumed initial public offering price of $14.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) the net proceeds to us from this offering by $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $73.0 million.
      The principal purposes for this offering are to fund our development activities, including clinical trials for our three internal development programs, to increase our working capital, to create a public market for our common stock, to increase our ability to access the capital markets in the future, for general corporate purposes and to provide liquidity for our existing stockholders. We may spend a portion of the net proceeds on sales and marketing activities, general and administrative matters and on capital expenditures.
      We intend to use approximately 60% to 65%, or $38 to $41 million, of the net proceeds from this offering to fund research and development activities, including approximately 30% to 34%, or $20 to $23 million, to fund the continued clinical development of SILENORtm and approximately 30% to 31%, or $20 to $21 million, to fund the further development of our other clinical development programs. However, due to the risks inherent in the clinical trial process and given the stage of development of our programs, we are unable to estimate with any certainty the total costs or when we will incur these costs in the continued development of our product candidates for potential commercialization. We anticipate that the net proceeds from this offering will allow us to complete the clinical trials necessary to support an NDA filing for SILENORtm. In addition, we cannot forecast with any degree of certainty which drug candidates will be subject to future collaborative or licensing arrangements, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.
      Of the remaining 35% to 40%, or $22 to $25 million, of the net proceeds from this offering, we anticipate using approximately half to fund other regulatory and development activities and the other half to fund marketing, general and administrative expenses.
      We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain rights to such complementary technologies. We have no commitments with respect to any such acquisitions or investments.
      The amounts and timing of our actual expenditures will depend on numerous factors, including the progress in, and costs of, our clinical drug programs and the amount and timing of revenues, if any, from our current or future collaborations. We therefore cannot estimate the amount of net proceeds to be used for all of the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.
DIVIDEND POLICY
      We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our common stock. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION
      The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of September 30, 2005:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect the conversion of all outstanding shares of our preferred stock into 12,241,409 shares of common stock and our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $14.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	September 30, 2005

		Pro Forma
	Actual	As Adjusted

	(unaudited)
	(in thousands, except
	share and par value data)
Cash, cash equivalents and investments(1)	$64,224	$127,456

Series C redeemable convertible preferred stock, net of issuance costs; $0.0001 par value; 48,148,455 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding pro forma as adjusted	64,253	$—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding pro forma as adjusted	—
Series A convertible preferred stock, $0.0001 par value; 2,300,000 shares authorized, issued and outstanding, actual; no shares authorized issued or outstanding pro forma as adjusted	2,300	—
Series B convertible preferred stock, net of issuance costs; $0.0001 par value; 23,000,000 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding pro forma as adjusted	22,903	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 784,891 shares issued and outstanding, actual; 100,000,000 shares authorized and 18,026,300 shares issued and outstanding pro forma as adjusted	—	2
Additional paid-in capital(1)	11,368	164,055
Deferred compensation	(4,141)	(4,141)
Deficit accumulated during the development stage	(40,935)	(40,935)

Total stockholders’ equity (deficit)(1)	(8,505)	118,981

Total capitalization(1)	$55,748	$118,981

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) each of cash, cash equivalents and investments, additional paid-in capital, total stockholders’ equity and total capitalization by $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

     The number of pro forma as adjusted common shares shown as issued and outstanding in the table is based on the number of shares of our common stock outstanding as of September 30, 2005 and excludes:

•	1,071,180 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2005 at a weighted average exercise price of $2.52 per share;

•	2,061,320 shares of our common stock reserved for future issuance under our 2005 equity incentive award plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act (including 61,320 shares of common stock reserved for future grant or issuance under our 2004 equity incentive award plan, which shares will be added to the shares to be reserved under our 2005 equity incentive award plan upon the effectiveness of the 2005 equity incentive award plan); and

•	300,000 shares of common stock reserved for issuance under our 2005 employee stock purchase plan.

DILUTION
      If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of September 30, 2005, our pro forma net tangible book value was $55.7 million, or $4.28 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding as of September 30, 2005, after giving effect to the conversion of our preferred stock into common stock upon completion of this offering. After giving effect to our sale in this offering of 5,000,000 shares of our common stock at an assumed initial public offering price of $14.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2005 would have been $119.0 million, or $6.60 per share of our common stock. This represents an immediate increase of net tangible book value of $2.32 per share to our existing stockholders and an immediate dilution of $7.40 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value per share as of September 30, 2005, before giving effect to this offering	$4.28
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	2.32

Pro forma net tangible book value per share after giving effect to this offering		6.60

Dilution in pro forma net tangible book value per share to investors in this offering		$7.40

      A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) our pro forma net tangible book value by $4.7 million, the pro forma net tangible book value per share after this offering by $0.26 per share and the dilution in pro forma net tangible book value per share to investors in this offering by $0.74 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be $6.86 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $7.14 per share.
      The following table summarizes, as of September 30, 2005, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of our preferred stock into common stock, the total effective cash consideration paid, and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering at an assumed initial public offering price of $14.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average
					Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders before this offering	13,026,300	72.0%	$90,628,134	56.0%	$6.96
Investors participating in this offering	5,000,000	28.0%	70,000,000	44.0%	14.00

Total	18,026,300	100.0%	160,628,134	100.0%	8.91

      A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $5.0 million, $5.0 million and $0.28, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      If the underwriters exercise their over-allotment option in full, our existing stockholders would own 69% and our new investors would own 31% of the total number of shares of our common stock outstanding after this offering.
      The above information assumes no exercise of stock options outstanding as of September 30, 2005. As of September 30, 2005, there were:

•	1,071,180 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2005 at a weighted average exercise price of $2.52 per share;

•	2,061,320 shares of our common stock reserved for future issuance under our 2005 equity incentive award plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act (including 61,320 shares of common stock reserved for future grant or issuance under our 2004 equity incentive award plan, which shares will be added to the shares to be reserved under our 2005 equity incentive award plan upon the effectiveness of the 2005 equity incentive award plan); and

•	300,000 shares of common stock reserved for issuance under our 2005 employee stock purchase plan.

SELECTED FINANCIAL DATA
      The selected statement of operations data for the period from August 14, 2003 (inception) through December 31, 2003, the year ended December 31, 2004 and the balance sheet data as of December 31, 2003 and 2004 have been derived from our financial statements included elsewhere in this prospectus. The statement of operations data for the nine month periods ended September 30, 2004 and 2005 and the balance sheet data as of September 30, 2005 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, we consider necessary for the fair statement of the information. Historical results are not necessarily indicative of future results. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	August 14,				August 14,
	2003		Nine Months		2003
	(inception)		Ended		(inception)
	through	Year Ended	September 30,		through
	December 31,	December 31,			September 30,
	2003	2004	2004	2005	2005

					(unaudited)
	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Operating expenses:
License fees	$519	$4,038	$463	$341	$4,898
Research and development	166	7,574	4,463	17,577	25,317
Marketing, general and administrative expenses	779	2,143	1,563	3,059	5,981
Remeasurement of Series C warrant liability	—	—	—	5,649	5,649

Total operating expenses	1,464	13,755	6,489	26,626	41,845

Loss from operations	(1,464)	(13,755)	(6,489)	(26,626)	(41,845)
Interest and other income	1	157	92	752	910

Net loss	(1,463)	(13,598)	(6,397)	(25,874)	(40,935)
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	(53)	(53)

Net loss attributable to common stockholders	$(1,463)	$(13,598)	$(6,397)	$(25,927)	$(40,988)

Basic and diluted net loss attributable to common stockholders per share(1)	$(10.03)	$(38.08)	(19.78)	$(45.83)
Shares used to calculate net loss attributable to common stockholders per share(1)	146	357	323	566
Pro forma basic and diluted net loss per share (unaudited)(1)		$(3.94)		$(3.26)
Shares used to calculate pro forma net loss per share (unaudited)(1)		3,449		7,937

(1)	See Note 1 of the Notes to Financial Statements for an explanation of the method used to calculate the historical and pro forma net loss per common share and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of
			September 30,
	2003	2004	2005

			(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and investments	$906	$12,835	$64,224
Working capital	811	9,900	55,388
Total assets	919	13,599	66,303
Redeemable convertible preferred stock	—	—	64,253
Deficit accumulated during the development stage	(1,463)	(15,061)	(40,935)
Total stockholders’ equity (deficit)	819	10,274	(8,505)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview

Background
      We are a specialty pharmaceutical company focused on the in-licensing and development of product candidates for the treatment of diseases and disorders in the fields of psychiatry and neurology. To date, we have in-licensed three product candidates. Our lead product candidate, SILENORtm (doxepin hydrochloride), is in Phase III clinical trials for the treatment of insomnia. Our product candidate nalmefene hydrochloride is in a Phase II/III clinical trial for the treatment of pathological gambling and a Phase II clinical trial for smoking cessation. We are also developing a new formulation of acamprosate calcium for the treatment of certain movement disorders. We intend to continue to build a portfolio of product candidates that target psychiatric and neurological diseases and disorders, focusing on products that are currently commercialized outside the United States, approved in the United States but with significant commercial potential for proprietary new uses, new dosages or alternative delivery systems, or in late stages of clinical development.
      We were incorporated in August 2003 and are a development-stage company. During 2003, we focused on hiring our executive team and initial operating employees and on licensing our first product, SILENORtm. Substantial operations did not commence until 2004. During 2004, we initiated two Phase II clinical trials with SILENORtm and entered into license agreements for nalmefene and acamprosate.
      We have incurred significant net losses since our inception. As of September 30, 2005, we had an accumulated deficit of approximately $40.9 million. We expect our operating losses to increase for the next several years as we pursue the clinical development of our product candidates and acquire or in-license products, technologies or businesses that are complementary to our own.

Revenues
      We have not generated any revenues to date, and we do not expect to generate any revenues from licensing, achievement of milestones or product sales until we execute a partnership or collaboration arrangement or are able to commercialize SILENORtm ourselves.

Research and Development Expenses
      Our research and development expenses consist primarily of salaries and related employee benefits, costs associated with clinical trials managed by our CROs and costs associated with non-clinical activities, such as regulatory expenses. Our most significant costs are for clinical trials. These expenses include payments to vendors such as clinical research organizations and investigators, clinical supplies and related consulting. Our historical research and development expenses are related predominately to the Phase II clinical trials for SILENORtm and for license fees and milestone payments for acquired product development and commercialization rights relating to doxepin and nalmefene.
      We have issued stock options to certain of our consultants. The fair value of these options is recorded as stock compensation expense within research and development expense. As described in more detail in Note 1 of Notes to Financial Statements included elsewhere in this prospectus, the fair value of these stock options is periodically remeasured.

      We charge all research and development expenses to operations as incurred. We expect our research and development expenses to increase significantly in the future as we continue to develop our product candidates and if we are able to in-license additional product candidates.
      We use our internal research and development resources across several projects and many resources are not attributable to specific projects. Accordingly, we do not account for our internal research and development costs on a project basis. We use external service providers to conduct our clinical trials and to manufacture our product candidates to be used in clinical trials. These external costs are tracked on a project basis. External costs are accrued as incurred. We incurred $6.5 million, $3.8 million, and $12.0 million of expenses directly related to clinical trials for SILENORtm for the year ended December 31, 2004, the nine months ended September 30, 2004, and the nine months ended September 30, 2005, respectively. All other research and development expenses are for other clinical programs.
      At this time, due to the risks inherent in the clinical trial process and given the early stage of our product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. Clinical development timelines, the probability of success and development costs vary widely. While currently we are focused on advancing each of our product development programs, we anticipate that we will make determinations as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates will be subject to future partnering, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. As a result, we cannot be certain when and to what extent we will receive cash inflows from the commercialization of our drug candidates.
      We expect our development expenses to be substantial and to increase as we continue the advancement of our product development programs. We initiated our first nalmefene clinical trial in August 2005 and initiated Phase III clinical trials for SILENORtm in adults and in the elderly in June and September 2005, respectively. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure by us or delay in completing clinical trials, or in obtaining regulatory approvals, would cause our research and development expense to increase and, in turn, have a material adverse effect on our results of operations.

Marketing, General and Administrative
      Our marketing, general and administrative expenses primarily consist of salaries and benefits and professional fees related to our administrative, finance, human resources, legal and internal systems support functions. In addition, marketing, general and administrative expenses include insurance and facilities costs.
      After this offering, we anticipate increases in marketing, general and administrative expenses as we add personnel, become subject to the reporting obligations applicable to publicly-held companies, and continue to develop and prepare for the commercialization of our product candidates.

Remeasurement of Series C Warrant Liability
      In conjunction with our Series C preferred stock financing, we issued a warrant that provided for the sale of additional shares of Series C redeemable preferred stock at the election by us or by the Series C preferred stock investors. We periodically remeasure the fair value of this warrant and record the resulting expense or income in operating expense. In September 2005, we exercised our right to require the Series C preferred stock investors to purchase additional shares of Series C preferred stock. We recorded a remeasurement of Series C warrant liability of $5.6 million in the nine month period ended September 30, 2005, and because the Series C warrant was exercised in September 2005, we will not record any remeasurement of Series C warrant liability in future periods.

Critical Accounting Policies and Estimates
      Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. Actual results could differ from those estimates.
      While our significant accounting policies are described in more detail in Note 1 of Notes to Financial Statements included elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Accrued Expenses
      We are required to estimate accrued expenses as part of our process of preparing financial statements. This process involves estimating the level of service performed on our behalf and the associated costs incurred in instances where we have not been invoiced or otherwise notified of actual costs. Examples of areas in which subjective judgments may be required include costs associated with the manufacture of clinical materials and services provided by CROs for clinical trials. The date on which services commence, the level of services performed by a given date, and the cost of such services are often subjective determinations. Our principal vendors operate within terms of contracts which establish program costs and estimated timelines. We assess the status of our programs through regular discussions between our program management team and the related vendors. Based on this assessment, we determine the status of our programs in relation to the scope of work outlined in the contracts to establish the amount of expense to be recognized. In the case of clinical trials, the estimated cost normally relates to the projected cost to treat a patient in our trials and we recognize this cost over the estimated term of the study beginning with patient enrollment. As actual costs become known to us, we adjust our accruals. Such changes in estimates may be a material change in our accrual, which could also materially affect our results of operations.

License Fees
      Costs related to patents and acquisition of intellectual property are expensed as incurred, since the underlying technology associated with these expenditures is in connection with our development efforts and has no alternative future use.

Stock-based Compensation
      We account for employee stock options using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and provide pro forma disclosures of net income (loss) as if a fair value method had been applied in measuring compensation expense. Stock compensation expense, which is a non-cash charge, is measured as the excess, if any, of the fair value of our underlying common stock at the date of grant over the amount an employee must pay to acquire such stock. This compensation cost is amortized over the related vesting periods ranging from one to four years.
      We determine the fair value of our common stock by evaluating a number of factors, including our financial condition and business prospects, our stage of development and achievement of key technical and business milestones, private and public market conditions, the terms of our private financings and the valuations of similar companies in our industry. Our retrospective analysis of the fair value of our stock prices utilizes a predominantly linear growth assumption and also incorporates significant step-ups in value upon the achievement of major events and underlying market conditions.

Series C Net Warrant Liability
      In conjunction with our Series C preferred stock financing, we issued a warrant that provides for the sale of additional shares of Series C redeemable convertible preferred stock at the election by us or the Series C preferred stock investors. The fair value of each component of this instrument was determined using the Black-Scholes valuation model at the time of grant resulting in the net fair value of Series C warrant liability. The warrant is considered a liability in accordance with guidance provided in FASB Staff Position 150-5, Issuer’s Accounting under Statement 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable. The proceeds received in the Series C preferred stock financing were allocated first to the fair value of the net warrant liability instrument with the remainder to the Series C redeemable convertible preferred stock. In accordance with the guidance provided in EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, we periodically remeasure the fair value of this financing instrument with the resulting expense, or income, recorded within operating expenses.

Net Operating Losses and Tax Credit Carryforwards
      At December 31, 2004, we had federal and state net operating loss carryforwards of approximately $10.5 million and $10.2 million, respectively. The federal net operating loss carryforwards begin to expire in 2023 and state net operating loss carryforwards begin to expire in 2013, if not utilized. Under the provisions of Section 382 of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income. A valuation allowance has been established to reserve the potential benefits of these carryforwards in our financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets. If a change in our ownership is deemed to have occurred or occurs in the future, our ability to use our net operating loss carryforwards in any fiscal year may be significantly limited.
Results of Operations
     Nine Months Ended September 30, 2005 and September 30, 2004
      License fees. License fees for the nine months ended September 30, 2004 were $0.5 million as compared to $0.3 million for the nine months ended September 30, 2005. Initial license payments to Biotie and Synchroneuron, totaling $0.3 million, were paid during the nine month period ended September 30, 2004. During the same period in 2005, license payments totaling $0.2 million were paid to Synchroneuron.
      Research and Development Expenses. Research and development expenses increased from $4.5 million for the nine months ended September 30, 2004 to $17.6 million for the nine months ended September 30, 2005. The increase was due primarily to CRO and other third-party clinical trial expenses which increased $10.0 million between the nine months ended September 30, 2004 and the nine months ended September 30, 2005. Also during this period, clinical drug manufacturing expenses increased by $1.8 million in support of active clinical studies during the nine months ended September 30, 2005. Increased headcount to support the additional clinical trial activity created additional expenses of $0.5 million for the nine months ended September 30, 2005.
      Marketing, General and Administrative Expenses. Marketing, general and administrative expenses increased from $1.6 million for the nine months ended September 30, 2004 to $3.1 million for the same period in 2005. The increase was driven primarily by the adoption of a corporate incentive plan and stock based employee compensation charges. Accrued expense of $0.4 million was recorded in the nine months ended September 30, 2005 for the 2005 corporate incentive plan. Stock based employee compensation expense included in marketing, general and administrative expenses for the nine months ended September 30, 2005 was $0.6 million. There was no incentive plan or stock based employee compensation expense in the nine months ended September 30, 2004.
      Remeasurement of Series C Warrant Liability. The Series C preferred stock financing resulted in expense of $5.6 million for the nine months ended September 30, 2005. There was no such warrant expense at September 30, 2004.
      Interest and Other Income. Other income increased from $92,000 for the nine months ended September 30, 2004 to $0.8 million for the nine months ended September 30, 2005. We completed our Series B preferred stock financing in June 2004 for total cash proceeds of $23.0 million and our Series C preferred stock financing in June 2005 for total cash proceeds of $55.0 million, which drove an increase in interest income between the two periods.

Year Ended December 31, 2004 and Period from August 2003 (Inception) to December 31, 2003
      Our company was founded in August 2003. During the period from inception to December 31, 2003, we focused on hiring our executive team and initial operating employees and on licensing our first product candidate, SILENORtm. Substantial operations did not commence until 2004.
      License Fees. License fees from August 2003 (inception) to December 31, 2003 were $0.5 million, consisting of the initial license payment to ProCom One, Inc. for the license of SILENORtm. License fees for the year ended December 31, 2004 were $4.0 million, consisting primarily of a $3.2 million payment to BioTie Therapies Corp. for the license of nalmefene, a $0.5 million accrued milestone payment to ProCom One for the license of SILENORtm and a $0.1 million initial payment to Synchroneuron, LLC for the license of acamprosate.
      Research and Development Expenses. Research and development expenses from inception to December 31, 2003 were $0.2 million and consisted of consulting fees and salaries relating to the development of our clinical strategy for SILENORtm. For the year ended December 31, 2004, research and development expenses were $7.6 million, related to the SILENORtm Phase II clinical trials conducted during 2004.
      Marketing, General and Administrative Expenses. Marketing, general and administrative expenses from inception to December 31, 2003 were $0.8 million, consisting primarily of salaries of $0.3 million, consulting fees of $0.1 million and start-up and related legal expenses of $0.2 million. For the year ended December 31, 2004, marketing, general and administrative expenses were $2.1 million, consisting primarily of salaries of $0.9 million, consulting fees of $0.2 million and legal expenses of $0.4 million.
Liquidity and Capital Resources
      Since our inception, our operations have been financed through the private placement of our equity securities. Through September 30, 2005, we received net proceeds of approximately $90 million from the sale of shares of preferred stock and common stock as follows:

•	from August 2003 to January 2004, we issued and sold a total of 2,300,000 shares of Series A preferred stock for aggregate net proceeds of $2.3 million;

•	from April 2004 to June 2004, we issued and sold 23,000,000 shares of Series B preferred stock for aggregate net proceeds of $22.9 million;

•	in June 2005, we issued and sold a total of 40,741,048 shares of Series C preferred stock for aggregate net proceeds of $54.8 million; and

•	in September 2005, the Series C warrant was exercised and we issued 7,407,407 shares of Series C preferred stock for net proceeds of $10.0 million.
      As of September 30, 2005, we had $61.2 million in cash and cash equivalents. We also had short-term investments of $3.0 million as of that date. We have invested a substantial portion of our available cash funds in commercial paper and money market funds placed with reputable financial institutions for which credit loss is not anticipated. We have established guidelines relating to diversification and maturities of our investments to preserve principal and maintain liquidity.
      For the nine months ended September 30, 2005, net cash used in operating activities was $13.5 million, compared with $4.1 million for the same period in 2004. The increase in net cash used in operating activities was due primarily to an increase in our net loss driven by increased expenses related to the clinical development of SILENORtm and nalmefene and increased salaries and overhead of company personnel.
      As a specialty pharmaceutical company focused on acquiring and developing proprietary pharmaceutical product candidates, we have entered into several license agreements to acquire the rights to develop and commercialize three product candidates. Pursuant to these agreements, we obtained exclusive, sublicenseable licenses to the patent rights and know-how for certain indications under the agreements. We generally will make upfront payments and are required to make additional payments upon the achievement of specific development and regulatory approval milestones. We are also obligated to pay royalties under the agreements until the later of the expiration of the applicable patent or the applicable last date of market exclusivity following the first commercial sale.
      The following table describes our commitments to settle contractual obligations in cash as of December 31, 2004:

	Payments Due By Period

	October 2005
	through	2006	2008
	December	through	through	After
	2005	2007	2009	2009	Total

	(in thousands)
Operating lease obligations	$54	$171	$6	$—	$231
Minimum payments under license agreements	95	1,730	1,230	7,905	10,960

Total	$149	$1,901	$1,236	$7,905	$11,191

      We also enter into agreements with third parties to manufacture our product candidates, conduct our clinical trials and perform data collection and analysis. Our payment obligations under these agreements depend upon the progress of our development programs. Therefore, we are unable to estimate with certainty the future costs we will incur under these agreements. In addition, under our license agreements we are obligated to make revenue-based royalty payments, and additional milestone payments of up to $11.4 million upon the occurrence of certain product-development events. Minimum license payments are subject to increase based on the timing of various milestones and the extent to which the licensed technologies are pursued for other indications. These milestone payments and royalty payments under our license agreements are not included in the table above because we cannot, at this time, determine when or if the related milestones will be achieved or the events triggering the commencement of payment obligations will occur.
      Our future capital uses and requirements depend on numerous forward-looking factors. These factors include but are not limited to the following:

•	the progress of our clinical trials;

•	our ability to establish and maintain strategic collaborations, including licensing and other arrangements that we have or may establish, including milestone payments to ProCom One, BioTie Therapies and/or Synchroneuron;

•	the costs involved in enforcing or defending patent claims or other intellectual property rights;

•	the costs and timing of regulatory approvals;

•	the costs of establishing manufacturing, sales or distribution capabilities;

•	the success of the commercialization of our products; and

•	the extent to which we acquire or invest in other products, technologies and businesses.
      We believe that our existing cash and investments, excluding the proceeds from this offering, will be sufficient to meet our projected operating requirements through at least the next twelve months.
      Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources generated from the proceeds of offerings of our equity securities. In addition, we may finance future cash needs through the sale of other equity securities, strategic collaboration agreements and debt financing. However, we may not be successful in obtaining collaboration agreements, or in receiving milestone or royalty payments under those agreements. In addition, we cannot be sure that our existing cash and investment resources will be adequate or that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, scale back or eliminate some or all of our development programs, relinquish some or even all rights to product candidates at an earlier stage of development or renegotiate less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial rations that may restrict our ability to operate our business.
Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and superseding APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires all companies to measure compensation cost for share-based payments, including grants of employee stock options, at fair value and recognize the cost over the vesting period of the award. Amounts previously disclosed in the footnotes will be recorded in our statement of operations under SFAS No. 123(R). SFAS No. 123(R) is effective the first annual period beginning after June 15, 2005. We will adopt SFAS No. 123(R) in the first quarter of fiscal 2006 and we are currently evaluating the effect its adoption will have on our financial position and results of operations.
Quantitative and Qualitative Disclosures About Market Risk
      The primary objective of our investment activities is to preserve our capital for the purpose of funding operations, while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper and money market funds. Our cash and investments at September 30, 2005 consisted primarily of commercial paper.

BUSINESS
Overview
      We are a specialty pharmaceutical company focused on the in-licensing and development of proprietary product candidates for the treatment of diseases and disorders in the fields of psychiatry and neurology. To date, we have in-licensed three product candidates. Our lead product candidate, SILENORtm (doxepin hydrochloride), is in Phase III clinical trials for the treatment of insomnia. Our product candidate nalmefene hydrochloride is in a Phase II/III clinical trial for the treatment of pathological gambling and a Phase II clinical trial for smoking cessation. We are also developing a new formulation of acamprosate calcium for the treatment of certain movement disorders. We intend to continue to build a portfolio of product candidates that target psychiatric and neurological diseases and disorders, focusing on products that are currently commercialized outside the United States, approved in the United States but with significant commercial potential for proprietary new uses, new dosages or alternative delivery systems, or in late stages of clinical development.
      Our current portfolio consists of the following three product candidates:

•	SILENOR™ for Insomnia. According to the American Psychiatric Association, approximately one-third of adult Americans (approximately 73 million people) are affected by insomnia. One study has found that fewer than 15% of those who suffer from insomnia are treated with prescription medications. We are developing SILENORtm for the treatment of insomnia and believe that SILENORtm will offer significant benefits over currently available therapies in the insomnia market. We in-licensed the patents and the development and commercial rights to SILENORtm and intend to develop the product for the U.S. market. SILENORtm is an oral formulation of doxepin at strengths of 1 mg to 6 mg. Doxepin has been marketed and used for over 35 years at dosages from 75 mg to 300 mg per day for the treatment of depression and anxiety. Doxepin has a well-established safety profile and we expect that our targeted dosages will be well tolerated and provide a wide margin of safety. SILENORtm is a potent blocker of a set of brain receptors known as H1 receptors, which are believed to play an important role in the regulation of sleep. The leading approved insomnia medications, Ambien, Sonata and Lunesta, work by binding and activating a different set of brain receptors known as GABA receptors. Many of the GABA receptor-activating drugs are deemed to have the potential for abuse and are therefore designated by the DEA as Schedule IV controlled substances, which require additional registration and administrative controls. We have completed two placebo-controlled Phase II clinical trials, one in adults and one in elderly patients with chronic primary sleep maintenance insomnia, and we are currently enrolling patients in Phase III clinical trials. Based on our analysis of the results of our prior clinical trials, we believe that SILENORtm will induce and maintain sleep throughout the night, without next-day residual effects, in both adult and elderly patients. We expect initial data from our Phase III clinical trials to be available in mid-2006.

•	Nalmefene for Impulse Control and Substance Abuse Disorders. We are developing nalmefene for the treatment of pathological gambling, an impulse control disorder. We are also evaluating nalmefene for smoking cessation. Nalmefene, an opioid antagonist, is approved and has been used for over 10 years in the United States in an intravenous form for the reversal of opioid drug effects. We in-licensed the North American development and commercial rights to an oral form of nalmefene and patents for its use in the treatment of impulse control disorders, nicotine dependence and other conditions. The impulse control disorder category includes a number of serious conditions, including pathological gambling, kleptomania, pyromania, intermittent explosive disorder and compulsive buying. There are no approved therapies for any of these disorders. The University of Chicago’s 1999 Gambling Impact and Behavior Study estimates that in the United States alone, there are approximately 2.5 million pathological gamblers, 3 million problem gamblers and an additional 15 million people who are at-risk gamblers. In a multi-center Phase II clinical trial conducted by our licensor, nalmefene was shown to be statistically superior to placebo in limiting gambling behavior and reducing the frequency and intensity of gambling thoughts/urges. Based on these results, we have initiated a confirmatory Phase II/III clinical trial for pathological gambling. We have also initiated a pilot Phase II clinical trial investigating nalmefene for smoking cessation. We expect results from both trials to be available in late 2006.

•	Acamprosate for Movement Disorders. We are developing acamprosate for the treatment of tardive dyskinesia, a movement disorder which limits a person’s ability to perform activities of daily living and impairs quality of life. In many cases, this disorder is induced by the long-term use of certain drugs prescribed to treat schizophrenia or Parkinson’s disease. There are currently no approved therapies to treat this disorder. We in-licensed worldwide development and commercial rights for the use of acamprosate in the treatment of movement disorders and other conditions. Our acamprosate program is currently focused on the development of a new patent-protected formulation of the drug, designed to reduce daily dosing requirements and improve tolerability. If we are successful in reformulating the product, we plan to conduct Phase I clinical trials prior to initiating a dose-finding Phase II clinical trial in patients in 2006.

Our Strategy
      Our goal is to be a leading specialty pharmaceutical company focused on the in-licensing and development of proprietary product candidates in the fields of psychiatry and neurology. Our near-term strategy is to focus on the regulatory approval our existing product candidates, and our long-term strategy is to build a portfolio of product candidates that are currently commercialized outside the United States, approved in the United States but with significant commercial potential for proprietary new uses, new dosages or alternative delivery systems, or in late stages of development. Specifically, we intend to:

•	Maximize the value of our lead product candidate, SILENORtm. We are applying the expertise of our clinical development team to conduct and successfully complete four Phase III clinical trials for SILENORtm. We have designed our Phase III clinical program to facilitate regulatory approval and optimize marketing claims for this product candidate. We believe that SILENORtm will benefit from a strategic alliance to gain competitive access to the primary care market. We intend to establish a strategic partnership for the commercialization of SILENORtm after our Phase III data are available.

•	Build a focused sales and marketing organization to target relevant specialists. We intend to build a commercial operation tightly focused on promoting our products to psychiatrists and neurologists. Importantly, in these markets a relatively small number of specialists account for a substantial portion of the prescription activity in each category. We will actively pursue strategic collaborations to draw on the development, regulatory and commercial expertise of larger pharmaceutical companies in those instances where we believe our products would benefit from such expertise.

•	Pursue the clinical development of our other product candidates. In August 2005, we initiated a Phase II/III multi-center, placebo-controlled clinical trial evaluating the safety and efficacy of oral nalmefene in pathological gamblers. In addition, in September 2005, we initiated a Phase II clinical trial for smoking cessation. We estimate that data from these trials will be available in the second half of 2006. We are planning to conduct a Phase I clinical trial to evaluate a number of formulations of acamprosate in early 2006.

•	Acquire or in-license late-stage development products with substantial human clinical experience. We will seek additional opportunities to acquire or in-license products to more fully exploit our clinical, regulatory, sales and marketing capabilities. We believe the psychiatry and neurology markets are an excellent focal point for a specialty pharmaceutical company, as drugs in these classes represent significant market opportunities. To reduce the risks, costs and time-to-market of clinical development, we will focus on products that are currently commercialized outside the United States, approved in the United States but with significant commercial potential for proprietary new uses, including patent-protected, marketable indications, new dosage forms or alternative delivery systems, or in late states of development.

Our Product Development Programs
      Our current product development programs are focused on candidates in the fields of psychiatry and neurology. Our portfolio consists of the following three product candidates:

		Patent	Marketing
Product	Indication	Rights	Rights	Phase of Development
SILENORtm	Insomnia	United States	Worldwide	Phase III • Adult 35 day trial (enrolling)
• Elderly 3 month trial (enrolling)
• Elderly 1 month outpatient trial (early 2006 initiation)
• Transient insomnia trial (early 2006 initiation)

Nalmefene	Pathological gambling and other impulse control disorders	United States	North America	Phase II/III (enrolling)
	Smoking cessation/ nicotine dependence	United States	Worldwide	Phase II (enrolling)

Acamprosate	Movement disorders and other conditions	Worldwide	Worldwide	Formulation development

      Additionally, all of our product candidates require additional Phase I clinical evaluation prior to submission of an NDA. For example, with regard to SILENORtm we are undertaking several Phase I clinical trials which will evaluate the effect of food on absorption of the product candidate and the effect of SILENORtm when co-administered with other drugs. With regard to nalmefene, we plan to initiate a clinical trial evaluating the product candidate’s effect on the electrocardiogram. With regard to acamprosate, various preclinical and Phase I clinical trials are planned to facilitate the selection and evaluation of a formulation for the product candidate to be tested in subsequent trials.
SILENORtm (doxepin hydrochloride) for Insomnia

Disease Background and Market Opportunity
      Sleep is essential for human performance, general health and well-being. Insomnia, the most common sleep complaint across all stages of adulthood, is a condition characterized by difficulty falling asleep, waking frequently during the night or too early, or waking up feeling unrefreshed. According to the American Psychiatric Association, approximately one-third of adult Americans (approximately 73 million people) are affected by insomnia. One study has found that fewer than 15% of those who suffer from insomnia are treated with prescription medications. Chronic insomnia, insomnia lasting more than four weeks, is often associated with a wide range of adverse conditions, including mood disturbances, difficulties with concentration and memory, and certain cardiovascular, pulmonary and gastrointestinal disorders. Even in otherwise healthy young people, sleep deprivation has been associated with early signs of aging, carbohydrate intolerance and insulin resistance. It is estimated that health care services and medications used for the treatment of insomnia cost almost $14 billion in 1999, a number that is likely to increase with the aging of the U.S. population.
      The U.S. market for prescription products to treat insomnia exceeded $2.6 billion in 2004, according to NDC Health, and grew by 18% from June 2004 to June 2005. Ambien is the current market leader in the insomnia segment. According to NDC Health, Ambien accounted for approximately $2 billion in retail sales in 2004. Another sedative hypnotic, Sonata, several hypnotic benzodiazepines such as temazapam (Restoril) and flurazepam (Dalmane), and sedative antidepressants such as trazodone (Desyrel), which are usually available in generic forms, account for the remaining prescriptions.
      We believe that sedative antidepressants account for a large percentage of the total prescriptions written for insomnia because they are not Schedule IV controlled substances. The National Disease and Therapeutic

Index estimates that more than 66% of trazodone prescriptions may be prescribed off-label for insomnia, even though trazodone is not indicated for that use. Even though there are very limited data to support the safety and efficacy of trazodone for insomnia, trazodone is often prescribed off-label because it is a non-scheduled agent, unlike the benzodiazepines and GABA-receptor agonists.
      Increased awareness and diagnosis of insomnia as well as the limitations of current treatments have led to the development of several new drugs to treat the condition. Lunesta was launched in April 2005, and Rozerem and Ambien CR were launched in September 2005.
      Other compounds are currently in development or undergoing regulatory review.
      We believe that the increased awareness at both the patient and physician level, the limitations of current therapy and the commercialization and promotion of new products will substantially increase the size of the insomnia market.

Limitations of Current Therapies
      While there are a number of products currently available for the treatment of insomnia, we believe that the market is still underserved due to the limitations of current therapies. The primary limitations of current therapies relate to the abuse potential of Schedule IV controlled substances, tolerability or undesirable side effects, and the limited ability to address all three major components of insomnia: sleep onset, maintenance and duration.
      Nearly all drugs approved for the treatment of insomnia are Schedule IV controlled substances that act via the GABA receptors. All of these benzodiazepines and GABA-receptor agonists are deemed by the FDA and the DEA to have a potential for addiction and abuse and are classified by the DEA as Schedule IV controlled substances. As a result, many physicians are reluctant to prescribe, and patients are reluctant to take, scheduled drugs for chronic use in treating insomnia. The prescribing of a Schedule IV controlled substance brings scrutiny from the DEA and other regulatory bodies, and requires unique and burdensome registration and administrative controls. We believe that many physicians are uncomfortable prescribing controlled substances, especially when treating a patient with a history of addiction or when other effective non-scheduled treatment options are available.
      Drugs currently prescribed for insomnia, including antidepressants, and benzodiazepines or other drugs that work via the GABA receptors, are associated with many unwanted side effects, such as dry mouth, unpleasant taste, blurred vision, residual next-day effects, memory loss, hormonal changes and gastrointestinal effects. We believe that drugs with improved tolerability would be well received by both physicians and patients.
      According to the 2005 Sleep in America Poll, 54% of respondents reported experiencing insomnia symptoms a few nights a week. Twenty-one percent of respondents had difficulty falling asleep (sleep onset), 32% awoke often during the night (sleep maintenance) and 21% woke up too early and could not get back to sleep (sleep maintenance and duration). Historically, insomnia therapies have addressed sleep onset rather than sleep maintenance and duration. Only recently have therapies been approved with indications for sleep maintenance, although the ability of available drugs to maintain sleep throughout the night without unwanted next-day residual effects remains limited.

SILENORTM and Its Advantages
      Based on our analysis of the results of the SILENORtm Phase II clinical trials which demonstrated a statistically significant improvement in sleep onset and sleep maintenance and duration in adults and elderly and the design of the Phase III clinical program for SILENORtm, we believe that there is an opportunity to obtain FDA approval of SILENORtm for the treatment of insomnia that will offer a number of significant competitive advantages over other insomnia therapies:

•	Non-scheduled. Doxepin, at higher dosages, is not a scheduled drug. Additionally, the doxepin package insert states that doxepin has not been demonstrated to produce the physical tolerance or psychological dependence associated with addictive compounds. Because doxepin is the sole active ingredient in SILENORtm, we believe that SILENORtm will likewise be a non-scheduled drug.

•	Safety and tolerability. SILENORtm will benefit from doxepin’s well-established safety profile, having been prescribed for over 35 years at up to 50 times our proposed maximum insomnia dosage. Clinical results have demonstrated no significant unwanted side effects or next-day residual effects relative to placebo.

•	Efficacy. We believe that SILENORtm may be the first non-scheduled drug to improve all three key sleep parameters: sleep onset, maintenance and duration.

•	Population. We anticipate that SILENORtm will be suitable for the treatment of chronic and transient insomnia in adults and the elderly, demonstrating benefits to a broad segment of insomnia patients.

•	Long-term use. SILENORtm may have the potential for long-term use. Doxepin is currently indicated and prescribed for long-term use in patients with depression and anxiety. Doxepin at dosages of 25 mg to 50 mg had also been evaluated by Hajak et al for the treatment of insomnia for up to four weeks in a randomized, controlled clinical study which demonstrated that the efficacy that was observed on night one was sustained at night twenty-eight. Additionally, in a 20-patient, 12-week, double-blind, placebo-controlled proof-of-principle trial, doxepin at a strength of 6 mg demonstrated improvements on numerous measures related to sleep maintenance and duration at several time points. The effects were sustained over the 12-week evaluation period.

      SILENORtm is an oral formulation of doxepin at strengths of 1 mg to 6 mg. Doxepin belongs to a class of psychotherapeutic agents known as dibenzoxepin tricyclic compounds. Doxepin was first approved by the FDA in 1969 and was originally marketed by Pfizer Inc. under the brand name Sinequan. Doxepin is currently marketed in oral capsule and solution form for depression and anxiety. Therapeutic dosages of doxepin for its indicated uses range from 75 mg to 300 mg daily, and at these dosages, doxepin exhibits potent sedative properties. However, the available strengths of doxepin are seldom used in the treatment of insomnia as they leave many patients reporting next-day residual effects and other undesirable side effects. It has been hypothesized that doxepin’s sedative effects on sleep derive from strong H1 histamine-blocking properties. It is believed that the drug does not work via any of the GABA receptors and, according to its current FDA-approved labeling, does not appear to have any potential for dependency, addiction or abuse.
      We completed two Phase II randomized, multi-center, double-blind, placebo-controlled, dose-response clinical trials in a sleep laboratory setting in patients with primary sleep maintenance insomnia. One clinical trial evaluated SILENORtm in adults and the other in the elderly. The goal of these trials was to evaluate a range of sleep efficacy parameters, and to evaluate the safety and tolerability profile of various strengths of doxepin (1 mg, 3 mg and 6 mg). Each trial was conducted at 11 sites throughout the United States. All patients participated in four double-blind treatment periods (three dosages of low-dose doxepin as well as placebo) using a crossover design. Each patient received, in a random fashion, all trial doses including placebo in a sleep laboratory setting, and the trial included a five-or 12-day drug-free period between each dose designed to assure drug clearance.
      The objective sleep efficacy parameters that we evaluated included Wake After Sleep Onset, or WASO, which is defined as the number of minutes a patient is awake from the time the patient initially falls asleep until the end of the evaluation period. WASO is the FDA’s preferred endpoint for the purpose of demonstrating sleep maintenance in sleep laboratory studies. We also evaluated Total Sleep Time, or TST, which is the total minutes of sleep recorded; Sleep Efficiency, or SE, which is the total minutes of sleep divided by the total minutes in bed (8 hours); and Latency to Persistent Sleep, or LPS, which is the number of minutes it takes to achieve persistent sleep. We also evaluated a number of patient-reported sleep outcomes including subjective TST, which is the patient’s estimate of the total minutes of sleep, and Latency to Sleep Onset, or LSO, which is the patient’s estimate of how long it took to fall asleep.
      In each patient, the drug effects were measured against the placebo using a statistical methodology of p values. A p value is a measurement of statistical significance that represents the risk that the observed difference is caused by chance alone. A p value of < 0.05 indicates that the probability of concluding that the two groups are different, when they are actually not different, is less than five percent, and is usually the threshold for which one can declare confidence that the observed difference is meaningful.
      The objective sleep efficacy parameters are illustrated in the following diagram:
      The above diagram assumes two awakenings: one of “X” minutes duration and one of “Y” minutes duration. The actual number and length of awakenings during the night will vary by patient.
      Results of the clinical trials can be summarized as follows:

Adult Phase II Clinical Trial (67 patients)
      Wake After Sleep Onset. WASO at all tested dosages of SILENORtm (1 mg, 3 mg and 6 mg) showed statistically significant improvements as compared to placebo (1 mg, p = 0.009; 3 mg and 6 mg, p < 0.0001). The mean number of minutes of WASO for placebo was 61.1 minutes, improving to 46.7 minutes at 1 mg, 38.9 minutes at 3 mg and 38.1 minutes at 6 mg dosages of SILENORtm.
      Total Sleep Time. TST improved significantly at all SILENORtm dosages (1 mg, p = 0.0005; 3 mg and 6 mg, p < 0.0001) as compared to placebo. The mean number of minutes of TST for placebo was 389.6 minutes, improving to 407.5 minutes at 1 mg, 415.4 minutes at 3 mg and 418.4 minutes at 6 mg dosages of SILENORtm.
      Sleep Efficiency. SE was measured for the entire night, and analyzed for the initial, middle and final thirds of the night. This approach is useful in assessing the drug’s ability to maintain sleep throughout the night. All dosage levels of SILENORtm showed a significant improvement in SE for the entire night (1 mg, p = 0.0005; 3 mg and 6 mg, p < 0.0001). As measured in percentages, the mean SE for placebo was 81.2%, improving to 84.9% at 1 mg, 86.5% at 3 mg and 87.2% at 6 mg dosages of SILENORtm. SILENORtm showed a positive effect on SE in the first and middle thirds of the night. Even in the last third of the night, when many insomnia patients tend to wake up and are unable to fall back asleep, SILENORtm at all dosages significantly improved SE (p < 0.0001) as compared to placebo. In the final third of the night, the mean SE for placebo was 79.6%, improving to 86.8% at 1 mg, 88.2% at 3 mg and 89.3% at 6 mg dosages of SILENORtm. We believe that this observation demonstrates the persistent nature of the sleep maintenance effect.
      Sleep Onset. The primary goal of the Phase II clinical trials was to demonstrate the effect of SILENORtm on sleep maintenance and, therefore, the trials were not specifically designed to study effects on sleep onset. Despite this, LPS improved numerically (up to 19%) over placebo, but did not reach statistical significance. Patients’ subjective assessment of LSO was superior to placebo at all dosages, reaching statistical significance at 6 mg (p < 0.03). The mean number of minutes for LSO improved from 49.6 minutes at placebo to 46.5 minutes at 1 mg, 45.3 minutes at 3 mg and 43.0 minutes at 6 mg dosages of SILENORtm.
      Other Parameters. Other objective and subjective parameters, such as Wake Time During Sleep, or WTDS, and subjective TST were generally consistent with the above-described results.
      SILENORtm was well tolerated at all dosages evaluated. The number of patients reporting adverse events, as well as the incidence and nature of adverse events, was similar across all dosages of SILENORtm and placebo. There were no reports of memory impairment and no serious adverse events. There were no clinically relevant changes noted in laboratory parameters, electrocardiograms, or ECGs, vital signs, physical examinations or neurological assessments. Tests specifically administered to assess hangover/ residual effects exhibited no significant differences versus placebo.
Elderly Phase II Clinical Trial (76 patients)
      Wake After Sleep Onset. WASO at all tested dosages of SILENORtm (1 mg, 3 mg and 6 mg) produced statistically significant improvements as compared to placebo (p < 0.0001). The mean number of minutes of WASO for placebo was 98.0 minutes, improving to 80.1 minutes at 1 mg, 70.8 minutes at 3 mg and 64.3 minutes at 6 mg dosages of SILENORtm.
      Total Sleep Time. TST improved significantly at all SILENORtm dosages (p < 0.0001) as compared to placebo. The mean number of minutes of TST for placebo was 360.7 minutes, improving to 377.4 minutes at 1 mg, 390.6 minutes at 3 mg and 398.4 minutes at 6 mg dosages of SILENORtm.
      Sleep Efficiency. SE for the entire night was significantly improved for all dosages (p < 0.0001) versus placebo. As measured in percentages, the mean SE for placebo was 75.1%, improving to 78.6% at 1 mg, 81.4% at 3 mg and 83.0% at 6 mg dosages of SILENORtm. SILENORtm showed a positive effect on SE in the first and middle thirds of the night. In the final third of the night, 3 mg and 6 mg dosages significantly improved SE versus placebo (p < 0.0001). In the final third of the night, the mean SE for placebo was 69.2%, improving to 73.0% at 1 mg, 78.9% at 3 mg and 80.8% at 6 mg dosages of SILENORtm. We believe that this observation demonstrates the persistent nature of the sleep maintenance effect.
      Sleep Onset. As in the adult trial, the selection criteria for entry into the trial targeted patients with sleep maintenance, not sleep induction difficulties. Despite this approach, SILENORtm improved LPS numerically as compared to placebo. Subsets analyses of patients with greater difficulty falling asleep at baseline suggest a more pronounced effect of SILENORtm versus placebo. LSO demonstrated a statistically significant improvement (p < 0.02) at the 6 mg dosage as compared to placebo. The mean number of minutes for LSO improved from 45.5 minutes at placebo to 33.8 minutes at the 6 mg dosage of SILENORtm.
      SILENORtm was well tolerated at all dosages. The number of patients reporting adverse events, as well as the incidence and nature of adverse events, was similar across all dosages of SILENORtm and placebo. There were no reports of memory impairment, and no drug-related serious adverse events. There were no clinically relevant changes noted in laboratory parameters, vital signs, physical examinations, neurological assessments or ECGs. Results of tests specifically administered to assess hangover/residual effects exhibited no significant differences versus placebo.

Clinical Development Plan
      After an End of Phase II meeting with the FDA, we initiated a Phase III clinical trial program for SILENORtm. As of September 2005, we have commenced two pivotal Phase III clinical trials and are enrolling patients. We expect to initiate a third Phase III clinical trial in 2005 and a fourth Phase III clinical trial in early 2006. These trials are designed to demonstrate the safety and efficacy of SILENORtm in adult and elderly patients with primary chronic insomnia characterized by sleep maintenance difficulties and in adults with induced transient insomnia. The four Phase III trials will collectively enroll approximately 1,200 patients.
      Enrollment in the first Phase III clinical trial began in the second quarter of 2005. This trial is a randomized, placebo-controlled, double-blind, multi-center 35-day study that objectively measures sleep endpoints in a sleep laboratory setting. The trial also assesses subjective patient-reported outcomes. The trial will assess the safety and efficacy of SILENORtm in approximately 240 adults with primary sleep maintenance insomnia. The primary endpoint of the trial is WASO, the sleep maintenance endpoint recommended by the FDA. We will evaluate several additional secondary endpoints, measured both objectively and as subjective patient-reported outcomes. Data from this trial are anticipated to be available in mid-2006.
      We initiated a second Phase III clinical trial in September 2005. This trial is a three-month evaluation of SILENORtm in approximately 250 elderly patients diagnosed with primary sleep maintenance insomnia. The primary endpoint is WASO. Multiple secondary endpoints, measured both objectively and as patient-reported outcomes, will be evaluated. We intend to initiate two additional Phase III clinical trials with SILENORtm including a second evaluation of the product in approximately 240 elderly patients in an outpatient setting for four weeks. Subjective TST is the intended primary endpoint of this trial. We anticipate that this trial will commence in early 2006. A fourth Phase III clinical trial is also scheduled to commence in early 2006. This trial will evaluate the safety and efficacy of SILENORtm in approximately 450 adults with induced transient insomnia. The primary endpoint for this trial will be LPS.
      Based upon discussions with the FDA, we anticipate that this clinical development program will support the submission of a new drug application, or NDA. The FDA has indicated that we may submit the NDA for SILENORtm using an application under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, an approach to seek regulatory approval for, among other things, new indications of drugs which have previously been approved by the FDA. The process allows a company to rely on published literature reports or the FDA’s findings of safety and efficacy for a previously-approved drug for which the company does not have a right of reference. This may mean that we would not be required to duplicate some previously conducted research, accordingly saving the company time and money. In addition, we may qualify for a period of three-year marketing exclusivity for a new condition of approval.
Nalmefene for Impulse Control and Substance Abuse Disorders

Disease Background and Market Opportunity
      Impulse control disorders affect millions of Americans and have been recognized by the Diagnostic and Statistical Manual of Mental Disorders as a clinical diagnosis since 1980. The Diagnostic and Statistical Manual of Mental Disorders— Fourth Edition, or DSM-IV, published by the American Psychiatric Association, is the standard reference manual used to classify and diagnose mental disorders. The impulse control disorder category includes pathological gambling, kleptomania, pyromania, intermittent explosive disorder and compulsive buying. The University of Chicago’s 1999 Gambling Impact and Behavior Study estimates that in the United States alone, there are approximately 2.5 million pathological gamblers, 3 million problem gamblers and an additional 15 million people who are at-risk for pathological gambling. There is also growing evidence of problematic adolescent gambling. The Gambling Impact and Behavior Study of 1999 found that approximately 3.5% of 16 to 17 year-olds could be considered at-risk, problem or pathological gamblers. In particular, the pervasiveness of internet gambling is a potential facilitating factor in youth gambling. Other disorders such as intermittent explosive disorder and compulsive buying are also significant problems. According to Datamonitor, potentially 6.4 million persons in the United States suffer from intermittent explosive disorder. Although estimates of the market for compulsive buying vary widely, based on a report in the 2004 Annals of Clinical Psychiatry, we believe the prevalence of this disorder ranges from 1.1% to 5.9% of American adults, or 2.4 to 13.0 million American adults.
      We are evaluating nalmefene in a Phase II/ III clinical trial for the treatment of pathological gambling, which represents a significant unmet medical need. Currently, there is no approved drug therapy to treat pathological gambling. Pathological gambling is characterized by persistent and recurrent patterns of gambling behavior. Accordingly, pathological gambling often results in impaired functioning and reduced quality of life. Pathological gamblers may experience difficulties at work, become demoralized and depressed, abuse alcohol or drugs and develop other psychiatric co-morbidities. There is a high co-morbidity between pathological gambling and substance abuse disorders, particularly alcohol abuse and dependence. In 2005, Petry et al. reported in the Journal of Clinical Psychiatry that almost three-quarters of pathological gamblers had alcohol use disorder and approximately 38% had drug use disorder. We believe that pathological gambling remains largely a neglected public health problem due to a low rate of diagnosis and lack of approved treatments.
      Impulse control disorders share features with substance abuse disorders, including drug, alcohol and tobacco addiction, which potentially have similar neurobiological mechanisms. Substance abuse disorders, including nicotine dependence, are major public health problems in the United States. In 2005, the U.S. Centers for Disease Control and Prevention, or CDC, estimated that approximately 45 million, or 22%, of adults in the United States are smokers. The impact of nicotine dependence in terms of morbidity, mortality and economic costs to society is enormous. According to the Surgeon General, tobacco usage kills more than 440,000 people in the United States annually. Smoking is linked to an estimated $75 billion in medical expenditures in the United States per year. When indirect costs such as lost productivity due to smoking are considered, the costs increase significantly to approximately $158 billion per year.

Limitations of Current Therapies
      There are no approved drugs for the treatment of pathological gambling or other impulse control disorders. Another opioid antagonist, naltrexone, has been investigated in the treatment of pathological gambling. Various studies of naltrexone, including a double-blind, placebo-controlled trial, suggest that an opioid antagonist may be effective for the pharmacological treatment of this disorder. Despite the encouraging results, the rate limiting factor for the use of naltrexone is generally its side effect profile and tolerability. Efficacy appears to require dosing at levels significantly higher than approved in the product’s current label, increasing the risk of liver toxicities.
      Currently, the standard of care for pathological gambling is behavioral and cognitive therapy. Most states have a gambling hot-line that refers patients to specialists or to Gamblers Anonymous. Although approximately 1,000 chapters exist in North America, there is little evidence to suggest the long-term efficacy of Gamblers Anonymous. Specific psychotherapies that focus on changing inappropriate thoughts and behaviors, such as cognitive and behavioral therapies, have shown promise. However, access to this form of treatment is often limited by insurance barriers, cost factors and an inadequate number of trained therapists.
      Various pharmacological interventions have shown inconsistent results in efficacy studies of the treatment of pathological gambling. Selective serotonin reuptake inhibitors, or SSRIs, such as GlaxoSmithKline plc’s Paxil and Solvay Pharmaceuticals’ Luvox, which have been demonstrated to have anti-compulsive and anti-impulsive effects, were theorized to have a potential in treating impulse control disorders. To date, however, SSRIs have demonstrated mixed results in the treatment of pathological gambling and other impulse control disorders in controlled clinical trials.
      There are a number of approved approaches to the treatment of nicotine dependence, including nicotine replacement therapy and the use of antidepressants, but they are not effective for a majority of patients. According to a 2001 National Institute on Drug Abuse Research Report, nearly 35 million smokers make a serious attempt to quit each year, but most relapse within a few days of attempting to quit and less than 7% achieve more than one year of abstinence. Behavioral therapies have also been used with some success. There remains an enormous need for improved therapies to treat this critical public health problem.

Nalmefene and its Advantages
      Nalmefene is a specific and selective opioid receptor antagonist characterized by its affinity to multiple opioid receptor sites. Nalmefene works similarly to other opioid receptor antagonists such as naltrexone and naloxone, but has an alternate metabolism pathway and has been shown in animal studies to be more potent and more bioavailable. BioTie Therapies, our licensor, has sponsored eight clinical trials (Phase I to Phase III) with oral nalmefene for alcohol use disorders. BioTie Therapies has also conducted one Phase II clinical trial in pathological gambling. In these nine trials, over 800 subjects were exposed to nalmefene at daily dosages of 5 mg to 100 mg for various periods, and at dosages up to 40 mg for a period of 52 weeks. The safety profile of nalmefene in clinical trials has been acceptable and liver toxicity has not been observed.

      In a double-blind, multi-center Phase II clinical trial, nalmefene was effective and well-tolerated in the acute treatment of pathological gambling. The trial, conducted by BioTie Therapies, was a 16-week randomized, placebo-controlled, dose-response trial conducted at fifteen academic centers across the United States to compare the efficacy of nalmefene with placebo in the treatment of adults with pathological gambling. Two hundred seven subjects meeting the DSM-IV criteria for pathological gambling were randomized to one of three fixed daily dosages of nalmefene (25 mg, 50 mg or 100 mg) or placebo. The primary endpoint consisted of mean change from baseline on the Yale Brown Obsessive Compulsive Scale modified for Pathological Gambling, or PG-YBOCS, a clinician-administered questionnaire for assessing gambling thoughts/urges and behavior.
      The primary endpoint was PG-YBOCS at week 16. All three dose groups demonstrated improvements, which were statistically significant compared to placebo for the 25 mg and 50 mg groups (p = 0.005 and p = 0.045, respectively), but the study data was compromised by the high discontinuation rates, with only 73 patients completing the study. Incidents of adverse events were higher with increasing dosages. The most common adverse events included nausea, dizziness, headache and insomnia. No serious adverse events related to the trial drug were reported.

Clinical Development Plan
      In October 2004, we met with the FDA for an End of Phase II meeting concerning nalmefene for the treatment of pathological gambling. In August 2005, we initiated a confirmatory Phase II/ III clinical trial evaluating the safety and efficacy of oral nalmefene in the treatment of patients with pathological gambling. This is a randomized, double-blind, placebo-controlled, outpatient, multi-center trial to assess the efficacy, safety and tolerability of nalmefene at daily dosages of 20 mg and 40 mg. This trial will be conducted in approximately 225 patients with a diagnosis of pathological gambling as defined by the DSM-IV criteria. The expected duration of trial participation for a patient is approximately 15 weeks. This trial has been designed to address historically high discontinuation rates and to enhance patient recruitment and retention with a focus on an improved dosing strategy, personalized patient support programs and integrated advertising and recruitment efforts. The primary efficacy endpoint will assess gambling thoughts/urges and behavior via the PG-YBOCS, while secondary endpoints include a number of additional physician and patient assessment measures. We anticipate that data from this trial will be available in late 2006.
      We plan to conduct two Phase III clinical trials in the treatment of patients with a diagnosis of pathological gambling. Pending the results of our Phase II/ III clinical trial, the FDA has agreed to review our clinical protocols for future Phase III clinical trials under a Special Protocol Assessment, or SPA. Under an SPA, the FDA provides guidance on the design of a trial prior to its initiation. We submitted the protocol for an initial Phase III clinical trial in February 2005. We anticipate filing an SPA on a second trial design prior to initiation of this protocol. We also plan to conduct a number of additional preclinical studies and Phase I clinical trials to further assess the safety of nalmefene at the dosages targeted for pathological gambling and nicotine dependence. While nalmefene has been approved and marketed in an intravenous form under the brand name Revex for over ten years, the recommended intravenous dose results in blood levels that are below those observed at the anticipated oral dosages, necessitating further documentation and clinical research for regulatory approval.
      Impulse control disorders share common characteristics with other addictions including substance abuse. In a Phase II clinical trial of nalmefene for the treatment of alcohol dependency, an investigator from the University of Miami observed that smokers who received 80 mg of nalmefene experienced a reduction in their cigarette consumption. As a result of these findings, we initiated a Phase II clinical trial of nalmefene for the treatment of nicotine dependency in September 2005. This is a single-center, randomized, placebo-controlled, double-blind, outpatient, pilot clinical trial to assess the efficacy and safety of nalmefene hydrochloride at daily dosages of 40 mg and 80 mg. This trial will be conducted in approximately 75 patients. Should nalmefene prove promising in the treatment of patients with nicotine dependence, we will evaluate further development options.

Acamprosate for Movement Disorders
     Disease Background and Market Opportunity
      Tardive dyskinesia is a debilitating movement disorder that limits a person’s ability to perform activities of daily living and impairs quality of life. Tardive dyskinesia is often caused by the long-term use of certain drugs used to treat some psychiatric or neurological conditions, such as schizophrenia or Parkinson’s disease. It is characterized by involuntary and repetitive movements of the face, trunk and limbs. According to Datamonitor, tardive dyskinesia affects approximately 600,000 people in the United States. We believe that fewer than 200,000 people in the United States exhibit moderate to severe symptoms.

Limitations of Current Therapies
      There are a variety of medications prescribed off-label to lessen the symptoms associated with tardive dyskinesia, including benzodiazepines, dopamine depleting agents, serotonergic agents and calcium channel blockers. These therapies are associated with significant side effects, including cognitive effects, sedation, depression, physical dependency and parkinsonianism.
     Acamprosate and its Advantages
      Acamprosate calcium is a synthetic compound which works through two mechanisms; it is a GABA-receptor agonist and a NMDA-glutamate receptor antagonist. We believe that these two neurotransmitters— GABA and glutamate— may play an important role in mediating the effects of certain movement disorders. Acamprosate increases GABA transmission and diminishes the response to glutamate, potentially reducing the recurrent involuntary movements associated with tardive dyskinesia.
      Our licensor has administered acamprosate to a small number of patients with severe movement disorders. All patients showed a clinically meaningful response with positive effects.
      The FDA recently approved acamprosate for the maintenance of alcohol abstinence. It is marketed by Forest Laboratories, Inc. as Campral. The recommended daily dosage is approximately 2 grams dosed as two 333 mg tablets, three times daily. It has been marketed in Europe for alcohol abstinence since 1989 and has an established safety profile. More than 1 million patients with alcohol dependence have been treated with acamprosate worldwide. Side effects have been limited, with mild to moderate diarrhea cited most frequently (10% to 17%).

Development Plan
      We in-licensed the patents associated with acamprosate’s use in movement disorders, obsessive compulsive disorder and post-traumatic stress disorder. We are developing a new formulation of acamprosate prior to conducting any clinical trials. Acamprosate is a compound characterized by poor bioavailability (11%). As a result, the approved form of acamprosate requires that patients take two tablets, three times a day for the current indication. In the first quarter of 2005 we entered into a product formulation and development agreement to develop an improved, patent-protected form of acamprosate. If a formulation is achieved that can significantly reduce the amount of drug required to demonstrate clinical effect, it may result in less frequent and/or lower dosages. Formulation development work is underway and, if we are successful in reformulating the product, we anticipate initiating required Phase I clinical trials prior to initiating a dose-finding Phase II clinical trial in patients in 2006. We have filed an application under the Orphan Drug Act seeking a designation of acamprosate as an orphan drug for the treatment of moderate to severe tardive dyskinesia. The FDA grants orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. We intend to rely on and reference certain available data for our regulatory submission as a basis for FDA approval.

Commercialization Strategy
      We currently do not have significant internal sales, distribution and marketing capabilities. In order to commercialize any of our product candidates, we must either acquire or internally develop sales, marketing and distribution capabilities, or enter into collaborations with partners to perform these services for us, or both. In connection with the final regulatory approval, if any, of our first product candidate, we intend to build a U.S. commercial operation tightly focused on promoting our products to psychiatrists and neurologists. We believe that we can achieve our goals by deploying an experienced sales organization supported by an internal marketing infrastructure that targets the highest prescribers in the fields of psychiatry and neurology. We will consider opportunities to partner our products with larger pharmaceutical companies where marketing and expanded reach to primary care physicians could expand the market penetration for our product candidates. In particular, we believe that, assuming favorable Phase III results, SILENORtm will be an excellent candidate for partnering and we anticipate launching the product with a partner who has the resources to be competitive in the insomnia market.
      Our targeting of psychiatrists and neurologists will allow our commercial operations to stay focused and to leverage our infrastructure across brands. Psychiatrists and neurologists account for approximately 15% of branded prescriptions for insomnia and we believe they will account for a majority of the prescriptions for oral nalmefene and a reformulated acamprosate. Based on data from IMS Health regarding physician prescribing patterns, we estimate that a sales force of approximately 150 people can effectively cover more than 40% of the prescriptions written by psychiatrists for insomnia. We believe that a small number of additional sales representatives can be effective in promoting oral nalmefene for pathological gambling to psychiatrists and can reach the most influential neurologists and movement disorder specialists for acamprosate. We believe this infrastructure will also allow us to acquire or in-license additional products or to co-promote products targeted at these specialties.
Technology In-Licenses

ProCom One Agreement (SILENORTM)
      In a license agreement entered into in August 2003, as amended in October 2003, we acquired the exclusive, worldwide license from ProCom One to certain patents to develop and commercialize low dosages of doxepin for the treatment of insomnia. Although our license to the low-dose doxepin patents is a worldwide license, we currently intend to develop and commercialize SILENORtm in the United States only, since patent protection for the current dosage form is limited to the United States. The term of the license extends until the last licensed patent expires, which is expected to occur in 2020. The license agreement is cancelable at any time by us with 30 days’ notice if we believe that the use of the product poses an unacceptable safety risk or if it fails to achieve a satisfactory level of efficacy. Either party may terminate the agreement with 30 days’ notice if the other party commits a material breach of its obligations and fails to remedy the breach within 90 days, or upon the filing of bankruptcy, reorganization, liquidation, or receivership proceedings.
      As consideration for the license, we paid $100,000 as an option payment and $400,000 as the first milestone payment for a total of $500,000 for the period ended December 31, 2003. In December 2004, we accrued $500,000 for a milestone due upon the completion of the first Phase II clinical trial, which was paid in January 2005. We also issued 84,058 shares of common stock to ProCom One contemporaneous with our Series A preferred stock financing. Future payments of an aggregate of $1.5 million may be payable upon the achievement of various milestones related to the lapse of time or the occurrence of various clinical or regulatory events. We are also obligated to pay a royalty on worldwide net sales of the licensed products. We have the right to grant sublicenses to third parties.

BioTie Therapies Agreement (nalmefene for impulse control disorders)
      In July 2004, we entered into an option agreement with BioTie Therapies to license oral nalmefene hydrochloride for the treatment of impulse control disorders, alcohol dependence, obsessive compulsive disorders, eating disorders and nicotine dependence. We paid $200,000 to BioTie Therapies for this option. We exercised the option in November 2004 and entered into an exclusive license with BioTie Therapies to certain patents to develop, manufacture, and market nalmefene in North America. We also agreed not to sell a competing product for a period of time after the first commercial sale of the product contemplated by the license agreement. As consideration for the license, we paid an upfront fee of $3.0 million to BioTie Therapies.
      The term of the license extends through the expiration of each licensed patent or patent application, which is expected to occur in 2017. We may cancel the agreement with 30 days’ written notice if the product poses an unacceptable safety risk for patients or fails to achieve efficacy in clinical development. Either party may cancel the agreement with 60 days’ written notice upon material breach of the contract and failure to cure such breach, or if either party becomes insolvent or is adjudged bankrupt.
      Future payments of an aggregate of $10.0 million may be payable upon achievement of various regulatory events, with potential additional payments associated with any subsequent indications. We are also obligated to pay BioTie Therapies a royalty on net sales of licensed products. No milestones are due prior to NDA acceptance by the FDA. We have the right to sublicense to third parties and we are required to pay BioTie Therapies part of any sublicense revenue we receive.

University of Miami Agreement (nalmefene for smoking cessation)
      In January 2005, we in-licensed exclusive worldwide rights from the University of Miami to a patent relating to the treatment of nicotine dependence. The patent expires in 2016. The term of the license extends generally through the expiration of the patent, and potentially longer under certain circumstances. The agreement is cancelable by us at any time with 60 days’ written notice. The University of Miami may terminate the agreement upon a material breach of the contract, provision of a false report, or our insolvency or certain bankruptcy proceedings.
      As consideration for the license, we paid $35,000 upon entering the license and currently make immaterial license payments each year. Future payments of an aggregate of $395,000 may be payable upon achievement of various clinical, regulatory or commercial events. We are also obligated to pay the University of Miami a royalty on net sales of licensed products. We have the right to sublicense to third parties and we are required to pay the University of Miami part of any sublicense revenue we receive.

Synchroneuron Agreement (acamprosate for movement disorders)
      In September 2004, we in-licensed exclusive worldwide rights from Synchroneuron to certain patents to develop, manufacture and market acamprosate for movement disorders, obsessive compulsive disorder and post-traumatic stress disorder. The term of the license extends through the expiration of the last patent, which is expected to occur in 2018. The agreement is cancelable by us at any time with 30 days’ written notice. Synchroneuron may terminate the agreement upon 30 days’ written notice to us of a material breach of the contract, including our failure to pay a quarterly license payment, subject to certain cure periods, or immediately upon written notice as to our insolvency or certain bankruptcy proceedings.
      As consideration for the license, we paid $100,000 upon entering the license and currently make additional quarterly license payments. Future obligations include increased quarterly payments and equity issuances after the achievement of certain product development milestones, up to a maximum of $250,000 per quarter and an aggregate of 83,333 shares of our common stock. In addition, we are obligated to pay a royalty on net sales of the licensed product. The royalty payment will be reduced by the initial license fee and quarterly license payments until all such license fees are applied against any royalties earned. We also have the right to sublicense to third parties and we are required to pay to Synchroneuron part of any sublicense revenue we receive.
Intellectual Property

SILENORTM
      We are the exclusive licensee of four U.S. patents from ProCom One claiming the use of low dosages of doxepin and other antidepressants. U.S. Patent No. 6,211,229, “Treatment of Transient and Short Term Insomnia,” covers dosages of doxepin from 0.5 mg to 20 mg for use in the treatment of transient insomnia and expires in February 2020. U.S. Patent No. 5,502,047, “Treatment For Insomnia,” claims the treatment of chronic insomnia using doxepin in a daily dosage of 0.5 mg to 20 mg and expires in March 2013. Due to some recently identified prior art, we initiated a reexamination of this patent and have received an Office Action from the U.S. Patent and Trademark Office which will result in the narrowing of certain claims, so that the broadest dosage ranges claimed by us are 0.5 mg to 20 mg for otherwise healthy patients, 0.5 mg to 20 mg for patients with insomnia resulting from depression, and 0.5 mg to 4 mg for all chronic insomnia patients. Because we are seeking to develop SILENORtm for indications consistent with the subject matter of our patent claims, we believe that our licensed patents will restrict the ability of competitors to market doxepin with identical drug labeling. In addition, we are requesting reissue of this same patent to add intermediate dosage ranges below 10 mg and to consider some additional prior art that is relevant primarily to claims for treating insomnia in depressed patients. During reissue, the U.S. Patent and Trademark Office could require narrowing or cancellation of certain claims or could reject all of the claims of this patent.
      Additionally, we have the exclusive license from ProCom One to a third patent in the series, U.S. Patent No. 5,643,897, which is a divisional of the ’047 patent and claims the treatment of chronic insomnia using amitriptyline, trimipramine, trazodone and mixtures thereof in a daily dosage of 0.5 mg to 20 mg. This patent expires in March 2013. A fourth patent to which we have an exclusive license from ProCom One, U.S. Patent No. 6,344,487, claims a method of treating insomnia with low dosage forms (0.5 mg to 10 mg) of nortriptyline. This patent expires in June 2020.

Nalmefene
      We are the exclusive licensee of U.S. Patent No. 5,780,479, “Use of opioid antagonists to treat impulse-control disorders,” from BioTie Therapies. This patent expires in April 2017. The patent claims the use of opioid antagonists, including nalmefene, for the treatment of impulse control disorders with the exception of trichotillomania. We have also exclusively in-licensed U.S. Patent No. 5,852,032, “Method of treating nicotine dependence,” from the University of Miami. This patent expires in November 2016. The patent claims the use of nalmefene to decrease nicotine dependence.

Acamprosate
      We have exclusively in-licensed four U.S. issued patents from Synchroneuron covering the use of acamprosate. U.S. Patent No. 5,952,389, “Methods of treating tardive dyskinesia and other movement disorders,” claims the use of agents which are GABA-receptor agonists and NMDA-glutamate receptor antagonists, including acamprosate, to treat hyperkinetic movement disorders. This patent expires in January 2018. We are seeking to amend a claim in the ’389 Patent to eliminate the reference to homotaurine, which was apparently included by mistake at the time of filing. U.S. Patent No. 6,294,583, “Methods of treating tardive dyskinesia and other movement disorders,” claims a composition for treating movement disorders comprising a compound that is both a GABA-receptor agonist and NMDA-glutamate receptor antagonist, and magnesium. This patent expires in January 2018. Additionally, U.S. Patents Nos. 6,391,922 and 6,689,816 claim the use of an agent that increases GABA neurotransmission and decreases NMDA-glutamate neurotransmission to treat anxiety disorders including post-traumatic stress disorder and obsessive compulsive disorder. These two patents also expire in January 2018. We have also in-licensed the rights to one pending U.S. application on acamprosate for movement disorders and the rights of two families of foreign applications corresponding to the patents filed in the United States.

Other Intellectual Property
      Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, third parties may still obtain this information or we may be unable to protect our rights. Enforcing a claim that a third party illegally obtained and is using our trade secrets or unpatented know-how is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secret information. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how, and we would not be able to prevent their use.

Third Party Intellectual Property
      Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates may infringe.
      We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates infringe their intellectual property rights. If one of these patents was found to cover our product candidates or their uses, we could be required to pay damages and could be restricted from commercializing our product candidates or use our proprietary technologies unless we or they obtained a license to the patent. A license may not be available to us on acceptable terms, if at all. In addition, during litigation, the patent holder could obtain a preliminary injunction or other equitable right, which could prohibit us from making, using or selling our product candidates.
      There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries generally. If a third party claims that we or our collaborators infringe its intellectual property rights, we may face a number of issues, including but not limited to:

•	infringement and other intellectual property claims which, with or without merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

•	substantial damages for infringement, including treble damages and attorneys’ fees, which we may be required to pay if a court decides that the product candidate at issue infringes on or violates the third party’s rights;

•	a court prohibiting us from selling or licensing the product candidate or using the proprietary technology unless the third party licenses its technology to us, which it is not required to do;

•	if a license is available from the third party, we may have to pay substantial royalties, fees or grant cross-licenses to our technology; and

•	redesigning our product candidates so they do not infringe, which may not be possible or may require substantial funds and time.
      We have not conducted an extensive search of patents issued to third parties, and no assurance can be given that such patents do not exist, have not been filed, or could not be filed or issued, which contain claims covering our product candidates or methods. Because of the number of patents issued and patent applications filed in our technical areas or fields, we believe there is a significant risk that third parties may allege that they have patent rights encompassing our product candidates or methods.
Competition

SILENORTM
      In addition to the currently approved products for the treatment of insomnia, a number of new products are expected to enter the insomnia market over the next several years. While the new entrants bring additional competition to the insomnia market, they are also expected to substantially increase the awareness of insomnia and further expand the market. Additionally, market growth will also be driven by the aging of the population and the emerging links between sleep, health and overall well-being.
      Ambien, which is marketed by Sanofi-Synthélabo Inc., is the market leader in the insomnia segment. The drug accounted for approximately $2.2 billion in retail sales from September 30, 2004 to September 30, 2005, according to NDC Health. Ambien is patent-protected until October 2006. Sonata, marketed by King Pharmaceuticals, accounted for approximately $136 million in retail sales from September 30, 2004 to

September 30, 2005, according to NDC Health. The remaining market was comprised of older generic benzodiazepines and sedative antidepressants.
      Lunesta, marketed by Sepracor Inc., is a GABA-receptor agonist that was approved in December 2004 by the FDA and was launched in the second quarter of 2005. Lunesta accounted for approximately $168 million in retail sales from September 30, 2004 to September 30, 2005. Lunesta is indicated for the treatment of insomnia and has been shown to decrease sleep latency and increase sleep maintenance. It is the first product to have the short-term use restriction removed from its label. A new version of Ambien, Ambien CR, was launched in September 2005. This product is approved for the treatment of insomnia and has been shown to decrease sleep latency and increase sleep maintenance. Unlike Ambien, Ambien CR does not have a label restriction limiting the length of time of its use.
      Rozerem was launched by Takeda Pharmaceuticals North America, Inc. in September 2005. Rozerem is indicated for the treatment of insomnia characterized by difficulty with sleep onset. It is the first drug approved for the treatment of insomnia that is not a Schedule IV controlled substance. With the exception of Rozerem, the approved medications for the treatment of insomnia all act on GABA receptors and are Schedule IV controlled substances.
      New entrants are expected to include indiplon, to be marketed by Neurocrine Biosciences, Inc. and Pfizer Inc., and gaboxadol, to be marketed by H. Lundbeck A/ S and Merck & Co., Inc. These compounds act on GABA receptors, and, to date, all GABA-acting drugs have been designated Schedule IV controlled substances.
      Several companies, including Eli Lilly and Company and Sepracor, are evaluating 5HT2 antagonists as potential hypnotics. Additionally, Hypnion Inc. is developing a scientific platform regarding the biology of sleep.

Nalmefene
      There are no approved drugs for the treatment of pathological gambling or other impulse control disorders. The opioid antagonist naltrexone has been investigated in the treatment of pathological gambling but is used in clinical practice on a very limited basis. Efficacy appears to require dosing at levels significantly higher than approved in the product’s label, significantly increasing the risk of liver toxicity. Currently, the standard of care of pathological gambling is behavioral and cognitive therapy. Various pharmacological interventions have shown inconsistent results in efficacy studies in the treatment of pathological gambling. SSRIs, such as Paxil from GlaxoSmithKline and Luvox from Solvay Pharmaceuticals, which have been demonstrated to have anti-compulsive and anti-impulsive effects, were theorized to have potential in treating impulse control disorders. The SSRIs have reportedly demonstrated mixed results in the treatment of pathological gambling and other impulse control disorders in controlled studies.
      There are a number of approved products, including nicotine replacement therapy and the drug Zyban from GlaxoSmithKline, as an aid to smoking cessation treatment. TOPAMAX, marketed by Ortho-McNeil Neurologics, is also being studied for the treatment of pathological gambling.

Acamprosate
      There are no approved products for the treatment of tardive dyskinesia. A variety of medications are prescribed off-label to lessen the symptoms associated with tardive dyskinesia, including benzodiazepines, adrenergic antagonists, reserpine (an antihypertensive agent) and dopamine agonists. Requip, a dopamine agonist, has been shown to reduce the risk for developing dyskinesias in patients with Parkinson’s disease, while maintaining comparable control of motor symptoms in patients on levodopa therapy. Merck KGaA is investigating sarizotan hydrochloride, a serotonin 5HT1A agonist, in Phase III clinical trials for treatment-associated dyskinesias in patients with Parkinson’s disease. Additionally, Juvantia Pharma Ltd. is investigating fipamezole, an adrenergic antagonist, in Phase II clinical trials for treatment-associated dyskinesias in Parkinson’s disease and Acadia Pharmaceuticals Inc. is investigating ACP-103, a 5-HT2A inverse agonist, in Phase I clinical trials for levodopa-induced dyskinesias in patients with Parkinson’s disease.

Manufacturing
      The active pharmaceutical ingredient, or API, doxepin hydrochloride is currently available from multiple suppliers. We utilized a contract laboratory to incorporate doxepin API into a pharmaceutically acceptable capsule formulation, which we used in our Phase II clinical trials of SILENORtm. We have contracted with Patheon Inc. to manufacture, test and quality-control Phase III clinical trial supplies of SILENORtm and we are negotiating the terms of a contract with Patheon for commercial supply. Patheon has produced clinical supplies of both a capsule and tablet formulation of SILENORtm which we are using in our Phase III clinical program. We intend to commercialize the tablet form of the product to allow for improved branding and distinction from the higher strength, generic capsule forms currently available. BioTie Therapies has contracted with Patheon to manufacture clinical supplies of nalmefene. Under the terms of our agreement with BioTie Therapies, we purchase clinical supplies manufactured by Patheon from BioTie Therapies. We are currently negotiating with Patheon for the direct supply of commercial quantities of nalmefene. We are currently developing a new formulation of acamprosate calcium; however, we have not yet entered into a definitive agreement for the long-term supply of this product candidate.
Government Regulation
      Governmental authorities in the United States and other countries extensively regulate the testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution, among other things, of pharmaceutical products. In the United States, the FDA, under the Federal Food, Drug, and Cosmetic Act and other federal statutes and regulations, subjects pharmaceutical products to rigorous review. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted.
      We and our manufacturers and clinical research organizations may also be subject to regulations under other federal, state, and local laws, including the Occupational Safety and Health Act, the Environmental Protection Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries.

FDA Approval Process
      To obtain approval of a new product from the FDA, we must, among other requirements, submit data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product and proposed labeling. The testing and collection of data and the preparation of necessary applications are expensive and time-consuming. The FDA may not act quickly or favorably in reviewing these applications, and we may encounter significant difficulties or costs in our efforts to obtain FDA approvals that could delay or preclude us from marketing our products.
      The process required by the FDA before a new drug may be marketed in the United States generally involves the following: completion of preclinical laboratory and animal testing in compliance with FDA regulations, submission of an investigational new drug application, or IND, which must become effective before human clinical trials may begin, performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use, and submission and approval of an NDA by the FDA. The sponsor typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase I clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more dosages. In Phase II clinical trials, in addition to safety, the sponsor evaluates the efficacy of the product on targeted indications, and identifies possible adverse effects and safety risks in a patient population. Phase III clinical trials typically involve testing for safety and clinical efficacy in an expanded population at geographically-dispersed test sites.
      Clinical trials must be conducted in accordance with the FDA’s good clinical practices requirements. The FDA may order the partial, temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The institutional review board, or

IRB, generally must approve the clinical trial design and patient informed consent at each clinical site and may also require the clinical trial at that site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.
      The applicant must submit to the FDA the results of the preclinical and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, in the form of an NDA, including payment of a user fee. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has 10 months in which to complete its initial review of a standard NDA and respond to the applicant. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months of the PDUFA goal date. If the FDA’s evaluations of the NDA and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which contains the conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. According to the FDA, the median total approval time for NDAs approved during calendar year 2004 was approximately 13 months for standard applications. If the FDA’s evaluation of the NDA submission and the clinical and manufacturing procedures and facilities is not favorable, the FDA may refuse to approve the NDA and issue a not approvable letter.

Section 505(b)(2) New Drug Applications
      As an alternate path to FDA approval for new indications or improved formulations of previously-approved products, a company may file a Section 505(b)(2) NDA, instead of a “stand-alone” or “full” NDA. Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. For example, the Hatch-Waxman Amendments permit the applicant to rely upon the FDA’s findings of safety and effectiveness for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new formulation for all or some of the label indications for which the referenced product has been approved, or the new indication sought by the Section 505(b)(2) applicant. We intend to submit Section 505(b)(2) applications for SILENORtm and nalmefene. These applications will rely, in part, on the FDA’s previous findings of safety and effectiveness for doxepin and nalmefene.
      To the extent that the Section 505(b)(2) applicant is relying on the FDA’s findings for an already-approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book publication. Specifically, the applicant must certify that: (1) the required patent information has not been filed; (2) the listed patent has expired; (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid or will not be infringed by the manufacture, use or sale of the new product. A certification that the new product will not infringe the already approved product’s Orange Book-listed patents or that such patents are invalid is called a paragraph IV certification. If the applicant does not challenge the listed patents, the Section 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired. The Section 505(b)(2) application may also not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired.
      If the applicant has provided a paragraph IV certification to the FDA, the applicant must also send notice of the paragraph IV certification to the NDA and patent holders once the NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a legal challenge to the paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of their receipt of a paragraph IV certification automatically prevents the FDA from approving the Section 505(b)(2) NDA until the earliest of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant. For drugs with five-year exclusivity, if an action for patent infringement is initiated after year four of that exclusivity period, then the 30-month stay period is extended by such amount of time so that 7.5 years has elapsed since the approval of the NDA with five-year exclusivity. This period could be extended by six months if the NDA sponsor obtains pediatric exclusivity. Thus, the Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its products only to be subject to significant delay and patent litigation before its products may be commercialized. Alternatively, if the listed patent holder does not file a patent infringement lawsuit within the required 45-day period, the applicant’s NDA will not be subject to the 30-month stay. There are currently no patents listed in the Orange Book for doxepin, nalmefene or acamprosate. Therefore, at this time we do not anticipate submitting a paragraph IV certification.
      Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, certain brand-name pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If these companies successfully challenge the FDA’s interpretation of Section 505(b)(2), the FDA may be required to change its interpretation of Section 505(b)(2). This could delay or even prevent the FDA from approving any Section 505(b)(2) NDA that we submit.

The Hatch-Waxman Act
      Under the Hatch-Waxman Act, newly-approved drugs and indications benefit from a statutory period of non-patent marketing exclusivity. The Hatch-Waxman Act provides five-year marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active moiety. Hatch-Waxman prohibits the submission of an abbreviated new drug application, or ANDA, or a Section 505(b)(2) NDA for another version of such drug during the five-year exclusive period; however, as explained above, submission of an ANDA or Section 505(b)(2) NDA containing a paragraph IV certification is permitted after four years, which may trigger a 30-month stay of approval of the ANDA or Section 505(b)(2) NDA. Protection under Hatch-Waxman will not prevent the submission or approval of another full NDA; however, the applicant would be required to conduct its own preclinical and adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for the approval of new and supplemental NDAs, including Section 505(b)(2) NDAs, for, among other things, new indications, dosages, or strengths of an existing drug, if new clinical investigations that were conducted or sponsored by the applicant are essential to the approval of the application. Acamprosate is currently protected by five years of new chemical entity exclusivity, which expires on July 29, 2009. This exclusivity would not prevent the FDA from approving our marketing application if it is submitted as a full Section 505(b)(1) NDA. We anticipate receiving three years of marketing exclusivity for SILENORTM, nalmefene and acamprosate if the FDA approves our marketing applications.

Orphan Drug Designation and Exclusivity
      Some jurisdictions, including Europe and the United States, may designate drugs for relatively small patient populations as orphan drugs. The FDA grants orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. In the United States, orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Also, competitors may receive approval of different drugs or biologics for the indications for which the orphan product has exclusivity. We have submitted to the FDA an orphan drug designation request for acamprosate for the treatment of moderate to severe tardive dyskinesia. If the FDA designates the drug and approves our marketing application, we will be granted seven years of orphan drug exclusivity. This period of exclusivity will run concurrently with any three-year period of exclusivity applicable to our product candidate awarded upon FDA approval.
      Under European Union medicines laws, criteria for designation as an “orphan medicine” are similar but somewhat different from those in the United States. A drug is designated as an orphan drug if the sponsor can establish that the drug is intended for a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union or that is unlikely to be profitable, and if there is no approved satisfactory treatment or if the drug would be a significant benefit to those persons with the condition. Orphan medicines are entitled to ten years of market exclusivity, except under certain limited circumstances comparable to U.S. law. During this period of market exclusivity, no “similar” product, whether or not supported by full safety and efficacy data, will be approved unless a second applicant can establish that its product is safer, more effective or otherwise clinically superior. This period may be reduced to six years if the conditions that originally justified orphan designation change or the sponsor makes excessive profits.

Pediatric Exclusivity
      The Best Pharmaceuticals for Children Act, which was signed into law January 4, 2002, and which reauthorized Section 111 of the 1997 FDA Modernization Act, provides an additional six months of exclusivity and patent protection listed in the Orange Book for new or marketed drugs for specific pediatric studies conducted at the written request of the FDA. The Pediatric Research Equity Act of 2003, or PREA, authorizes the FDA to require pediatric studies for drugs to ensure the drugs’ safety and efficacy in children. PREA requires that certain new NDAs or supplements to NDAs contain data assessing the safety and effectiveness for the claimed indication in all relevant pediatric subpopulations. Dosing and administration must be supported for each pediatric subpopulation for which the drug is safe and effective. The FDA may also require this data for approved drugs that are used in pediatric patients for the labeled indication, or where there may be therapeutic benefits over existing products. The FDA may grant deferrals for submission of data, or full or partial waivers from PREA. Unless otherwise required by regulation, PREA does not apply to any drug for an indication with orphan designation. We plan to work with the FDA to determine the need for pediatric studies for our product candidates, and may consider attempting to obtain pediatric exclusivity for some of our product candidates.

Other Regulatory Requirements
      We may also be subject to a number of post-approval regulatory requirements. If we seek to make certain changes to an approved product, such as promoting or labeling a product for a new indication, making certain manufacturing changes or product enhancements or adding labeling claims, we will need FDA review and approval before the change can be implemented. While physicians may use products for indications that have not been approved by the FDA, we may not label or promote the product for an indication that has not been approved. Securing FDA approval for new indications or product enhancements and, in some cases, for manufacturing and labeling claims, is generally a time-consuming and expensive process that may require us to conduct clinical trials under the FDA’s IND regulations. Even if such studies are conducted, the FDA may not approve any change in a timely fashion, or at all. In addition, adverse experiences associated with use of the products must be reported to the FDA, and FDA rules govern how we can label, advertise or otherwise commercialize our products.
      There are current post-marketing safety surveillance requirements that we will need to meet to continue to market an approved product. The FDA also may, in its discretion, require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products.

      In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal health care program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under Medicare, Medicaid or other federally financed health care programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal health care programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.
      Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn are used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.
      In addition, we and the manufacturers on which we rely for the manufacture of our products are subject to requirements that drugs be manufactured, packaged and labeled in conformity with current good manufacturing practice, or cGMP. To comply with cGMP requirements, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, record-keeping and other requirements. The FDA periodically inspects drug manufacturing facilities to evaluate compliance with cGMP requirements.
      Also, as part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. This practice is regulated by the FDA and other governmental authorities, including, in particular, requirements concerning record-keeping and control procedures.
      Outside of the United States, our ability to market our products will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes all of the risks associated with the FDA approval process described above. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country.
Third-Party Reimbursement and Pricing Controls
      In the United States and elsewhere, sales of pharmaceutical products depend in significant part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. It will be time-consuming and expensive for us to go through the process of seeking reimbursement from Medicare and private payors. Our products may not be considered cost effective, and coverage and reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.
      In many foreign markets, including the countries in the European Union, pricing of pharmaceutical products is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control.

While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.
Employees
      As of September 30, 2005, we had 17 employees, consisting of regulatory affairs, manufacturing and program management, clinical development, business development, marketing and administration.
Facilities
      We lease approximately 6,500 square feet of space in our headquarters in San Diego, California under a sublease and a lease that expire in 2006 and 2007, respectively. We have no laboratory, research or manufacturing facilities. We believe that our current facilities are adequate for our needs for the immediate future and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms.
Legal Proceedings
      We are not engaged in any legal proceedings.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth certain information about our executive officers and directors:

Name	Age	Position

Kenneth M. Cohen	50	President, Chief Executive Officer and Director
Susan E. Dubé	58	Senior Vice President, Corporate and Business Development
Jeffrey W. Raser	44	Senior Vice President, Sales and Marketing
Philip Jochelson, M.D.	44	Senior Vice President and Chief Medical Officer
Meg M. McGilley	46	Vice President, Chief Financial Officer, Treasurer and Secretary
David F. Hale(1)	56	Chairman of the Board of Directors
Louis C. Bock(2)(3)	40	Director
Terrell A. Cobb	56	Director
Cam L. Garner(1)	57	Director
Scott L. Glenn(2)	55	Director
Jesse I. Treu, Ph.D.(1)(3)	58	Director
Daniel K. Turner III(2)(3)	44	Director
Kurt von Emster(3)	38	Director
Kurt C. Wheeler(1)	52	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating/ Corporate Governance Committee

Executive Officers
      Kenneth M. Cohen is one of our co-founders and has served as our President and Chief Executive Officer and as a member of our board of directors since our inception in August 2003. Previously, he was an independent advisor to various biotechnology and pharmaceutical companies, entrepreneurs and investors, including Synbiotics Corporation, Applied NeuroSolutions, Inc. and Highbridge Capital Management. From May 1996 to April 2001, he was President and Chief Executive Officer of Synbiotics Corporation, a diagnostics company. From March 1995 to February 1996, Mr. Cohen was Executive Vice President and Chief Operating Officer for Canji Incorporated, a human gene-therapy company, until its acquisition by Schering-Plough Corporation in February 1996. Prior to joining Canji, he was Vice President of Business Affairs at Argus Pharmaceuticals, Inc. and Vice President of Marketing and Business Development for LifeCell Corporation. Mr. Cohen began his career at Eli Lilly and Company in 1978, where, among many different responsibilities over ten years, he directed business planning for the Medical Instrument Systems Division (now known as Guidant Corporation) and managed the launch of Prozac. He received an A.B. in biology and chemistry from Dartmouth College and an M.B.A. from the Wharton School of The University of Pennsylvania.
      Susan E. Dubé is one of our co-founders and has served as our Senior Vice President, Corporate Development since our inception in August 2003. Throughout 2002 and 2003, she served as a consultant to a number of specialty pharmaceutical companies and venture firms, including Cypress Bioscience, Inc., Women First HealthCare, Inc. and Windamere Venture Partners. From October 2000 to February 2002, she was the Senior Vice President of Corporate Development for Women First HealthCare, a specialty pharmaceutical company. She joined Women First as the Vice President, Strategic Planning & Acquisitions in June 1998 and became the Senior Vice President, Strategic Planning & Acquisitions in December 1999. Prior to Women First, Ms. Dubé served as the Senior Vice President, Strategy and Corporate Development at Imagyn Medical Technologies, Inc., a medical device company, from October 1997 to June 1998. She joined Imagyn Medical

Technologies upon its acquisition of Imagyn Medical, Inc. where she served as the Vice President of Marketing and Corporate Development from February 1996 until its acquisition. She has also served as the Chief Executive Officer of BioInterventions, Inc., Executive Vice President and Chief Operating Officer of Adeza Biomedical Corporation, Vice President, Ventures at the Brigham and Women’s Hospital, and as a consultant to a number of health care companies. Ms. Dubé holds an M.B.A. from Harvard University and a B.A. in government from Simmons College.
      Jeffrey W. Raser is one of our co-founders and has served as our Senior Vice President, Sales and Marketing since our inception in August 2003. From 2000 to 2003, Mr. Raser was the Senior Vice President, Corporate Development and Marketing for CancerVax Corporation, a biopharmaceutical company focused on the development of immunotherapeutic products for the treatment of cancer. Prior to CancerVax, from 1998 to 2000 he served as Senior Vice President of Sales and Marketing for Women First HealthCare, a specialty pharmaceutical company. Mr. Raser also held a variety of positions at Roche Laboratories, a pharmaceutical company, in sales, marketing and strategic planning and at Lederle Laboratories, a pharmaceutical company, in government and corporate affairs. Mr. Raser holds a B.A. from Franklin and Marshall College.
      Philip Jochelson, M.D., has served as our Senior Vice President and Chief Medical Officer since April 2005. From November 1998 to March 2005, Dr. Jochelson was employed by Neurocrine Biosciences, Inc., a biopharmaceutical company, where he had responsibility for the clinical development of the company’s programs for the treatment of insomnia. During his more than six year tenure with Neurocrine, Dr. Jochelson successfully progressed the insomnia programs from Phase I through to NDA submission. Previously, Dr. Jochelson held positions of increasing responsibility in clinical development at Boehringer Ingelheim Canada, a pharmaceutical company, and Alliance Pharmaceutical Corp. Dr. Jochelson is a licensed physician in California, Canada and South Africa. He graduated from the University of Witwatersrand Medical School in South Africa and subsequently received postgraduate residency training in internal medicine and anesthesiology in Canada.
      Meg M. McGilley is one of our co-founders and has served as our Vice President and Chief Financial Officer since our inception in August 2003. Earlier in 2003 and in support of the founding of Somaxon, Ms. McGilley worked as a consultant to Windamere Venture Partners. From 2000 to 2002, Ms. McGilley was previously the Chief Financial Officer for Instromedix, Inc. and LifeWatch Holdings Inc., sister companies in the cardiac device monitoring business. She has also held positions as the Senior Director of Finance for Women First HealthCare, a specialty pharmaceutical company, from 1998 to 2000 and as Director of Finance for Gensia Automedics, a partially-owned subsidiary of Gensia Sicor, and LMA North America, a medical device company, from 1997 to 1998. Ms. McGilley also worked for twelve years beginning in 1985 in a variety of financial, business development, sales and marketing positions with Alaris Medical Systems (formerly IVAC Corporation). She is a Certified Public Accountant with over three years in the San Diego office of Ernst and Young LLP. Ms. McGilley holds a B.S. in Accounting from the University of San Diego.

Board of Directors
      David F. Hale is one of our co-founders and has been the chairman of our board of directors since August 2003. Mr. Hale has served as President and Chief Executive Officer of CancerVax Corporation, a biotechnology company, since October 2000 and as a director of CancerVax since December 2000. Prior to joining CancerVax, he was President and Chief Executive Officer of Women First HealthCare, Inc., a pharmaceutical company, from January 1998 to May 2000. Mr. Hale served as President, Chief Executive Officer and Chairman of Gensia Inc., a pharmaceutical company which became Gensia Sicor and which was sold to Teva Pharmaceutical Industries Limited in 2004, from May 1987 to November 1997. Prior to joining Gensia, Mr. Hale was President and Chief Executive Officer of Hybritech Inc. Mr. Hale serves as Chairman of the boards of directors of Santarus, Inc. and SkinMedica, Inc., specialty pharmaceutical companies, and Metabasis Therapeutics, Inc., a biopharmaceutical company, as well as privately-held biotechnology and specialty pharmaceutical companies including Verus Pharmaceuticals, Inc. Mr. Hale is also a co-founder and a member of the boards of directors of industry organizations including BIOCOM/ San Diego, the California Healthcare Institute and CONNECT, and is a member of the board of directors of the Biotechnology

Industry Organization and Children’s Hospital. Mr. Hale received a Bachelor of Arts degree in Biology and Chemistry from Jacksonville State University.
      Louis C. Bock has served as a member of our board of directors since June 2004. Mr. Bock is a Managing Member of BA Venture Partners VI, LLC. Mr. Bock joined BA Venture Partners in September 1997 from Gilead Sciences, Inc., a biopharmaceutical company, where he held positions in research, project management, business development and sales from September 1989 to September 1997. Prior to Gilead, Mr. Bock was a research associate at Genentech, Inc., a biotechnology company, from November 1987 to September 1989. He currently serves on the Board of Directors of Ascenta Therapeutics, Cellective Therapeutics, Inc., diaDexus Inc., Orexigen Therapeutics and SGX Pharmaceuticals, Inc., and is responsible for BAVP investments in Dynavax Technologies, a biopharmaceutical company, Seattle Genetics, a biotechnology company, and Prestwick Pharmaceuticals, a specialty pharmaceutical company. Mr. Bock received his B.S. in Biology from California State University, Chico and an M.B.A. from California State University, San Francisco.
      Terrell A. Cobb has served as a member of our board of directors since August 2003. Mr. Cobb is the founder and currently serves as President of ProCom One, a drug development company, a position he has held since 1998. From 1995 to the present, Mr. Cobb has served as a consultant focusing on business development activities in the pharmaceutical industry. Mr. Cobb previously spent 15 years in various positions at Johnson and Johnson. Mr. Cobb has founded four specialty pharmaceutical companies, has held senior management positions in several start-up organizations, including Pharmaco and Scandipharm, and has acted as an advisor and consultant to other drug development companies.
      Cam L. Garner is one of our co-founders and has been a member of our board of directors since August 2003. He co-founded Verus Pharmaceuticals, Inc., a privately-held specialty pharmaceutical company, in November 2002, and became its Chairman and Chief Executive Officer in July 2004. Mr. Garner also co-founded Cadence Pharmaceuticals, Inc., a privately-held specialty pharmaceutical company, in May 2004, and became its Chairman in July 2004. He was the acting Chief Executive Officer from August 2001 to February 2002 of Favrille, Inc., a biotechnology company, and is currently the Chairman of its board of directors. In 2001, he co-founded a specialty pharmaceutical company, Xcel Pharmaceuticals, Inc., and served as its Chairman until it was acquired by Valeant Pharmaceuticals International in March 2005. He was Chief Executive Officer of Dura Pharmaceuticals, Inc., a pharmaceutical company, from 1989 to 1995 and its Chairman and Chief Executive Officer from 1995 to 2000. In 1998, Mr. Garner co-founded DJ Pharma, Inc., a pharmaceutical company, and he served as its Chairman until 2000, when it was sold to Biovail Corporation. Mr. Garner also sits on the boards of directors of Pharmion Corporation and SkinMedica, Inc., as well as a number of privately-held companies. He received a Bachelor of Science degree in Biology from Virginia Wesleyan and a Masters in Business Administration degree from Baldwin-Wallace College.
      Scott L. Glenn is one of our co-founders and has served as a member of our board of directors since August 2003. Since November 2004, Mr. Glenn has served as Chairman, President and Chief Executive Officer of Planet Technologies, Inc., which is engaged in the business of manufacturing, selling, and distributing products for use by allergy sensitive persons. Since January 2005, Mr. Glenn has also served as the President and Chief Executive Officer of Kanisa Pharmaceuticals, Inc., a specialty pharmaceutical company. Mr. Glenn has also served as the Managing Partner of Windamere Venture Partners and Managing Member of Windamere, LLC, Windamere II, LLC and Windamere III, LLC since 1996. He also currently serves as a director and founder of GlobalEdge, Inc., a medical education company, Cadence Pharmaceuticals, a drug development company for hospital-based drugs, Oculir, Inc., a non-invasive diabetes testing company, and Conception Technologies, an infertility device company. Previously, from 1988 until 1995, Mr. Glenn served as President and Chief Executive Officer and then Chairman of Quidel Corporation, a leading point of care diagnostic business. Before serving in those capacities, from 1983 through 1988, Mr. Glenn was vice president of development/operations of Quidel. From 1974 to 1982, Mr. Glenn served in numerous management positions, including Division/General Manager at Allergan Pharmaceuticals, Inc. Mr. Glenn has a Bachelor of Science degree in Finance and Accounting from California State University at Fullerton.

      Jesse I. Treu, Ph.D. has served as a member of our board of directors since December 2003. Dr. Treu has been a General Partner and Managing Member of Domain Associates, L.L.C. since its inception 20 years ago. He has been a director of over 25 early-stage health care companies, 13 of which have so far become successful public companies. These include Biosite Diagnostics, GelTex Pharmaceuticals, Inspire Pharmaceuticals, NPS Pharmaceuticals, OraPharma, Sepracor Inc. and Trimeris. He has served as a Founder, President and Chairman of numerous venture stage companies. Prior to the formation of Domain, Dr. Treu had 12 years of experience in the health care industry. He was CEO of MicroSonics, Inc., and at GE and Technicon Corporation served in a number of research, management and corporate staff positions. Dr. Treu received his B.S. from Rensselaer Polytechnic Institute and from Princeton University his M.A. and Ph.D. degrees in physics.
      Daniel K. Turner III has served as a member of our board of directors since April 2004. Mr. Turner is a General Partner of Montreux Equity Partners, a position he has held since February 1993. Mr. Turner has 17 years of experience as an entrepreneur, operating manager and venture capitalist. Prior to Montreux, Mr. Turner managed the Turnaround Group for Berkeley International, where he had responsibility for a portfolio of $200 million. Previously, Mr. Turner was the founding Chief Financial Officer of Oclassen Pharmaceuticals Inc., a specialty pharmaceutical company focused in dermatology, which merged with Watson Pharmaceuticals. Mr. Turner started his career with Price Waterhouse in the high technology group. Mr. Turner holds a B.S. degree from Sacramento State University (magna cum laude) and attended the MBA program at the Haas School of Business at the University of California, Berkeley, where he has established the Turner Fellowship. Mr. Turner is a Certified Public Accountant.
      Kurt von Emster, CFA has served as a member of our board of directors since August 2005. Mr. von Emster is a General Partner of MPM Capital, a position he has held since November 2000, and serves as Portfolio Manager for the MPM BioEquities Fund. Prior to joining MPM, Mr. von Emster spent 11 years with Franklin Templeton Group as a Vice President and Portfolio Manager. Mr. von Emster holds the Chartered Financial Analyst designation (CFA), is a member of the Association for Investment Management and Research and is a member of the Security Analysts of San Francisco. He has a degree from the University of California at Santa Barbara in Business and Economics.
      Kurt C. Wheeler has served as a member of our board of directors since June 2005. Mr. Wheeler is a Managing Director of Clarus Ventures, a venture capital firm, a position he has held since February 2005, and is a General Partner of MPM Capital BioVentures II and III funds, a position he has held since March 2000. Prior to joining MPM, Mr. Wheeler was Chairman and CEO of InControl, a publicly traded medical device company that designed, developed, and marketed implantable medical devices to treat irregular heart rhythms. In September 1998, Mr. Wheeler negotiated the sale of InControl to Guidant. He serves on the boards of directors of HemoSense, Inc. and CryoCor, Inc., as well as a number of private medical device and biopharmaceutical companies. He began his professional career at Eli Lilly & Co. He holds a B.A. from Brigham Young University and a M.B.A. from Northwestern University.
Board Composition
      Our board of directors is currently composed of ten members, including nine non-employee members and our current President and Chief Executive Officer, Kenneth M. Cohen. Upon completion of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, three of the nominees to the board will be appointed to one-year terms, four will be appointed to two-year terms and three will be appointed to three-year terms. Thereafter, directors will be elected for three-year terms. Our Class I directors, whose terms will expire at the 2006 annual meeting of stockholders, will be Louis C. Bock, Terrell A. Cobb and Scott L. Glenn. Our Class II directors, whose terms will expire at the 2007 annual meeting of stockholders, will be Cam L. Garner, Jesse I. Treu, Ph.D., Daniel K. Turner III and Kurt von Emster. Our Class III directors, whose terms will expire at the 2008 annual meeting of stockholders, will be Kenneth M. Cohen, David F. Hale and Kurt C. Wheeler.

      Pursuant to a voting agreement originally entered into in August 2003 and most recently amended in June 2005 by and among us and certain of our stockholders, Dr. Treu and Messrs. Bock, Cobb, Cohen, Garner, Glenn, Hale, Turner, von Emster and Wheeler were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve. The voting agreement will terminate upon completion of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by holders of our common stock. For a more complete description of the voting agreement, see “Certain Relationships and Related Party Transactions— Voting Agreement.” In addition, for the term of our license agreement with ProCom One dated August 25, 2003, ProCom One has the right to designate one member of our board of directors. The term of the license extends until the last licensed patent expires, which is expected to occur in 2020. ProCom One initially selected Mr. Cobb to serve as its board designee.
Board Committees
      Our board of directors has established three committees: the audit committee, the compensation committee and the nominating/corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business.
      Audit Committee. Our audit committee consists of Messrs. Turner (chair and audit committee financial expert), Bock and Glenn, each of whom our board of directors has determined is independent within the meaning of the independent director standards of the Securities and Exchange Commission and the Nasdaq Stock Market, Inc. Our board of directors has determined that although Mr. Bock falls outside the safe harbor provisions of Rule 10A-3(e)(l)(ii) under the Exchange Act, Mr. Bock nevertheless meets the independence requirements contemplated by Rule 10A-3 under the Exchange Act. This committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent registered public accounting firm relationships and the audits of our financial statements. This committee’s responsibilities include:

•	selecting and hiring our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics.
      Compensation Committee. Our compensation committee consists of Dr. Treu (chair) and Messrs. Hale, Garner and Wheeler, each of whom our board of directors has determined is independent within the meaning of the independent director standards of the Nasdaq Stock Market, Inc. This committee’s purpose is to assist our board of directors in determining the development plans and compensation for our senior management and directors and recommend these plans to our board. This committee’s responsibilities include:

•	reviewing and recommending compensation and benefit plans for our executive officers and compensation policies for members of our board of directors and board committees;

•	reviewing the terms of offer letters and employment agreements and arrangements with our officers;

•	setting performance goals for our officers and reviewing their performance against these goals;

•	evaluating the competitiveness of our executive compensation plans and periodically reviewing executive succession plans; and

•	preparing the report that the SEC requires in our annual proxy statement.
      Nominating/ Corporate Governance Committee. Our nominating/corporate governance committee consists of Mr. Bock (chair) and Dr. Treu and Messrs. Turner and von Emster, each of whom our board of directors has determined is independent within the meaning of the independent director standards of the Nasdaq Stock Market, Inc. This committee’s purpose is to assist our board by identifying individuals qualified to become members of our board of directors, consistent with criteria set by our board, and to develop our corporate governance principles. This committee’s responsibilities include:

•	evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

•	administering a policy for considering stockholder nominees for election to our board of directors;

•	evaluating and recommending candidates for election to our board of directors;

•	overseeing our board of directors’ performance and self-evaluation process; and

•	reviewing our corporate governance principles and providing recommendations to the board regarding possible changes.
Compensation Committee Interlocks and Insider Participation
      Prior to establishing the compensation committee, our board of directors as a whole performed the functions delegated to the compensation committee. None of the members of our compensation committee is one of our officers or employees. No member of our board of directors or our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Director Compensation
      Other than as described below, we have historically not provided cash compensation to directors for their services as directors or members of committees of the board of directors. Following the completion of this offering, we intend to provide cash compensation in the form of a quarterly retainer of $5,000 for each non-employee director, plus a fee of $1,500 for attendance at each board meeting, or $750 for telephonic participation at each board meeting, and $1,000 for attendance at each committee meeting, or $500 for telephonic participation at each committee meeting. We will pay additional cash compensation to the chairman of our board of directors of $15,000 per quarter, or $60,000 per year. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.
      From August 2003 to July 2005, we paid Mr. Hale $5,000 per month for his services as chairman of the board of directors. In August 2005, Mr. Hale’s monthly compensation was increased to $6,667 per month. In July 2005, we amended our policy regarding the compensation of members serving on our board of directors. Pursuant to the policy, non-employee directors are eligible to receive a non-qualified stock option to purchase 13,333 shares of common stock, or 20,000 shares of common stock if also appointed as chairman of the board of directors, on the date of his or her initial election or appointment to the board of directors. In addition, non-employee directors are eligible to receive a non-qualified stock option to purchase 5,833 shares of common stock, or 8,333 shares of common stock if also serving as chairman of the board of directors, on the date of each annual meeting of our stockholders, provided that he or she has served as a non-employee director for at least six months prior to such date. The exercise prices of all options granted pursuant to our director compensation policy are equal to the fair market value of our common stock on the date of grant. The initial options granted to non-employee directors described above will vest over two years in 24 equal monthly installments the first day of each calendar month following the date of the director’s initial election or appointment to the board of directors, subject to the director’s continuing service on the board of directors on those dates. The annual options granted to non-employee directors described above will vest over 12 months in 12 equal monthly installments on the first day of each calendar month following the date of the grant, subject to the director’s continuing service on the board of directors on those dates. The term of each option granted to a non-employee director is ten years.
      Following the completion of this offering, any non-employee director who is first elected to the board of directors will be granted an option to purchase 35,000 shares of our common stock on the date of his or her initial election to the board of directors. Such options will have an exercise price per share equal to the fair market value of our common stock on the date of grant. In addition, on the date of each annual meeting of our stockholders following this offering:

•	each non-employee director will be eligible to receive an option to purchase 15,000 shares of common stock;

•	the chairman of our board of directors will be eligible to receive an additional annual option to purchase 15,000 shares of common stock;

•	the chairman of our audit committee will be eligible to receive an additional annual option to purchase 5,000 shares of common stock; and

•	the chairmen of our nominating/corporate governance committee and our compensation committee will be eligible to receive an additional annual option to purchase 2,500 shares of common stock.
      In addition, each of our current non-employee directors will be granted an option to purchase 35,000 shares of common stock at an exercise price per share equal to the per share price for this offering on the day on which we become subject to the reporting requirements of the Exchange Act. The initial options granted to non-employee directors described above will vest over three years in 36 equal monthly installments on each monthly anniversary of the date of grant, subject to the director’s continuing service on our board of directors on those dates. The annual options granted to non-employee directors described above will vest in 12 equal monthly installments on each monthly anniversary of the date of grant, subject to the director’s continuing service on our board of directors (and, with respect to grants to a chairman of the board or board committee, service as chairman of the board or a committee) on those dates. The term of each option granted to a non-employee director shall be ten years. The terms of these options are described in more detail under “—Employee Benefit Plans.”
Executive Compensation
      The following table summarizes the compensation that we paid to our Chief Executive Officer and each of our three other most highly compensated executive officers during the year ended December 31, 2004. We refer to these officers in this prospectus as our named executive officers. No other executive officer received salary and bonus compensation from us in excess of $100,000 in the year ended December 31, 2004.

Summary Compensation Table

	2004 Annual
	Compensation
			All Other
Name and Principal Position	Salary	Bonus	Compensation(1)

Kenneth M. Cohen	$239,583	—	$180
President and Chief Executive Officer
Susan E. Dubé	214,583	—	516
Senior Vice President, Corporate and Business Development
Jeffrey W. Raser	214,583	—	180
Senior Vice President, Sales and Marketing
Meg M. McGilley	175,000	—	180
Vice President, Chief Financial Officer, Treasurer and Secretary

(1)	Includes premiums paid by us for term life insurance for the benefit of the named executive officers.
     In April 2005, Dr. Philip Jochelson joined us as our Senior Vice President and Chief Medical Officer at an annual salary of $250,000.
Option Grants in Last Fiscal Year
      The following table sets forth certain information with respect to stock options granted to the individuals named in the Summary Compensation Table during the fiscal year ended December 31, 2004, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually, minus the applicable per share exercise price.
      These assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock price. We cannot assure you that any of the values in the table will be achieved. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock and overall stock market conditions. The assumed 5% and 10% rates of stock appreciation are based on the assumed initial public offering price of $14.00 per share (the mid-point of the price range set forth on the cover page of this prospectus). The percentage of total options granted is based upon our granting of options to employees, directors and consultants in 2004 to purchase an aggregate of 332,000 shares of our common stock.

	Individual Grants
					Potential Realizable
		% of Total			Value at Assumed
	Number of	Options			Annual Rates of Stock
	Shares	Granted to			Price Appreciation for
	Underlying	Employees	Exercise		Option Term
	Options	In Last	Price Per	Expiration
Name	Granted	Fiscal Year	Share	Date	5%	10%

Kenneth M. Cohen	91,667	29%	$1.20	5-31-2014	$1,881,000	$2,916,000
Susan E. Dubé	50,000	16%	$1.20	5-31-2014	1,026,000	1,651,000
Jeffrey W. Raser	50,000	16%	$1.20	5-31-2014	1,026,000	1,651,000
Meg M. McGilley	50,000	16%	$1.20	5-31-2014	1,026,000	1,651,000
Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table describes for the named executive officers the number and value of securities underlying exercisable and unexercisable options held by them as of December 31, 2004. The value realized and the value of unexercised in-the-money options at December 31, 2004 are based on the assumed initial public offering price of $14.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) less the per share exercise price, multiplied by the number of shares issued or issuable, as the case may be, upon exercise of the option. All options were granted under our 2004 equity incentive award plan.

			Number of Securities
	Number of		Underlying Unexercisable		Value of Unexercised
	Shares		Options at		In-the-Money Options at
	Acquired		December 31, 2004		December 31, 2004
	on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Kenneth M. Cohen	45,833	$586,662	—	45,833	$—	$586,662
Susan E. Dubé	—	—	—	50,000	—	640,000
Jeffrey W. Raser	—	—	—	50,000	—	640,000
Meg M. McGilley	—	—	—	50,000	—	640,000
Employment Agreements and Change of Control Arrangements
      We have entered into employment agreements with Kenneth M. Cohen, our President and Chief Executive Officer, Susan E. Dubé, our Senior Vice President, Corporate and Business Development, Dr. Philip Jochelson, our Senior Vice President and Chief Medical Officer, Jeffrey W. Raser, our Senior Vice President, Sales and Marketing, and Meg M. McGilley, our Vice President, Chief Financial Officer, Treasurer and Secretary.
      Pursuant to the employment agreements, each executive is required to devote his or her full business time, attention, energy, skill and best efforts to our business. The base salaries of the executives set forth in the employment agreements are subject to increase from time to time as determined by our board of directors. The current annual base salaries of Mr. Cohen, Ms. Dubé, Dr. Jochelson, Mr. Raser and Ms. McGilley are $300,000, $235,000, $250,000, $235,000 and $200,000, respectively. The employment agreements do not provide for automatic annual increases in salary, but each employment agreement provides for annual salary reviews. The award of any bonus compensation is dependent upon, among other things, company performance levels, the nature, magnitude and quality of the services performed by the executive and compensation paid by positions of comparable responsibility in our industry, and bonuses will be paid pursuant to one or more bonus plans adopted by our board of directors from time to time (see “Employee Benefit and Stock Plans— Annual Bonus Plan” below). In addition, Dr. Jochelson received a $50,000 signing bonus and will receive a one-time cash bonus payment in the amount of $75,000 payable on March 15, 2006, contingent upon his employment in good standing with us at such date. Each executive’s employment is at-will and may be terminated by us at any time. In general, the executives and the company must give 60 days’ written notice in order to terminate the employment agreement. We may, however, terminate an executive’s employment for “cause” (as defined in the employment agreements) without notice and an executive may resign for “good reason” (as defined in the employment agreements) upon 30 days’ notice.
      The employment agreements provide each executive with certain severance benefits in the event his or her employment is terminated as a result of his or her disability. Specifically, in the event of such a termination, each executive will receive any accrued but unpaid base salary or unused paid time-off as of the date of termination, 12 months of salary continuation payments (six months in the case of Dr. Jochelson), and, in the discretion of our board of directors, a pro-rated bonus for the year in which the termination occurs. In addition, that portion of the executive’s stock awards, and any unvested shares issued upon the exercise of such stock awards, which would have vested if the executive had remained employed for an additional 12 months, will immediately vest on the date of termination.
      The employment agreements also provide each executive with certain severance benefits in the event his or her employment is terminated by us other than for cause or if the executive resigns with good reason. Specifically, in the event of such a termination or resignation, each executive will receive any accrued but unpaid base salary or unused paid time-off as of the date of termination, 12 months of salary continuation payments (six months in the case of Dr. Jochelson), 12 months of health care benefits continuation at our expense (six months in the case of Dr. Jochelson), and, in the discretion of our board of directors, a pro-rated bonus for the year in which the termination or resignation occurs. In addition, that portion of the executive’s stock awards, and any unvested shares issued upon the exercise of such stock awards, which would have vested if the executive had remained employed for an additional 12 months, will immediately vest on the date of termination or resignation.

      In the event of a change of control of the company, 50% of each executive’s unvested stock awards will immediately become vested and exercisable on the date of the change of control and any remaining unvested stock awards will become vested and exercisable on the one year anniversary of the date of the change of control. In addition, in the event an executive’s employment is terminated by us other than for cause or if the executive resigns with good reason, in each case within 12 months of a change of control, all of such executive’s unvested stock awards will immediately become vested and exercisable on the date of termination and the executive will be entitled to exercise such stock awards for 180 days following the date of termination.
      The employment agreements also include standard nondisparagement, nonsolicitation and nondisclosure covenants on the part of the executives. During the term of each executive’s employment with us and for a period of one year after termination of employment, the employment agreements provide that he or she may not solicit our employees or consultants. The employment agreements also reaffirm the executives’ obligations under our standard employee proprietary information and inventions agreement to which each executive is a party. In addition, the employment agreements provide for indemnification of each executive to the maximum extent permitted by law, and for the maintenance of directors’ and officers’ insurance for the benefit of the executives.
      For purposes of the employment agreements, “cause” means, generally, the executive’s breach of the non-solicitation, nondisparagement or confidentiality provisions of the employment agreement, the executive’s conviction by, or entry of a plea of guilty or nolo contendere in, a court of competent and final jurisdiction for any crime involving moral turpitude or punishable by imprisonment in the jurisdiction involved, the executive’s commission of an act of fraud, whether prior to or subsequent to the date hereof upon us, the executive’s continuing repeated willful failure or refusal to perform his or her duties as required by the employment agreement, the executive’s gross negligence, insubordination or material violation of any duty of loyalty to us or any other material misconduct on the part of the executive, the executive’s commission of any act which is detrimental to our business or goodwill, or the executive’s breach of any other provision of the employment agreement after he or she has been afforded at least 15 days to correct the alleged breach.
      For purposes of the employment agreements, “good reason” means, generally, a change by us in the executive’s position or responsibilities (including reporting responsibilities) that represents a substantial reduction in the position or responsibilities as in effect immediately prior thereto, our assignment to the executive of any duties or responsibilities that are materially inconsistent with such position or responsibilities, any removal of the executive from or failure to reappoint or reelect executive to any of such positions, except in connection with the termination of the executive’s employment for cause, as a result of his or her disability or death, or by the executive other than for good reason, a reduction in the executive’s base salary (other than in connection with a general reduction in wages for all employees of the company and its parent and subsidiaries), our requiring the executive (without the executive’s consent) to be based at any place outside a 50-mile radius of his or her initial place of employment with us, except for reasonably required travel on our business, our failure to provide the executive with compensation and benefits substantially equivalent (in terms of benefit levels and/or reward opportunities) to those provided for under each of our material employee benefit plan, program and practice as in effect from time to time, or any material breach by us of our obligations to the executive under the employment agreement.
Employee Benefit and Stock Plans

2005 Incentive Plan
      In July 2005, our board of directors approved our 2005 incentive plan. Pursuant to the 2005 incentive plan, our board of directors designated for each executive officer a target cash bonus amount, expressed as a percentage of his or her base salary (40% for our president and chief executive officer and 30% for our other executive officers). Our executive officers are eligible to receive bonuses if certain individual and corporate performance criteria are achieved during fiscal 2005. Bonus payments will be based on the compensation committee’s evaluation of our achievement of corporate performance goals for 2005 approved by the compensation committee, which include the achievement of performance targets with respect to business development activities, product and clinical development activities, financing activities and financial results.

The use of corporate goals is intended to establish a link between the executive’s pay and our business performance. The individual performance of each of the executive officers during 2005 will also be evaluated by the compensation committee based on the achievement of individual performance goals reviewed by the president and chief executive officer, other than individual performance goals for our president and chief executive officer, whose bonus will be determined solely by reference to the achievement of corporate goals. The compensation committee’s determination of bonus amounts will be subject to approval by our board of directors.

2005 Equity Incentive Award Plan
      In November 2005, we adopted our 2005 equity incentive award plan, or the 2005 plan, which was approved by our stockholders in November 2005. The 2005 plan will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act.
      We have initially reserved 2,000,000 shares of our common stock for issuance under the 2005 plan. The number of shares initially reserved for issuance under the plan will be increased by the number of shares of common stock available for issuance and not subject to options granted under our 2004 equity incentive award plan as of the effective date of the 2005 plan, as well as the number of shares of common stock related to options granted under our 2004 equity incentive award plan that are repurchased, forfeited, expire or are cancelled on or after the effective date of the 2005 plan. In addition, the 2005 plan contains an “evergreen provision” that allows for an annual increase in the number of shares available for issuance under the 2005 plan on January 1 of each year during the ten-year term of the 2005 plan, beginning on January 1, 2007. The annual increase in the number of shares shall be equal to the least of:

•	5% of our outstanding capital stock on the first day of the applicable fiscal year;

•	2,000,000 shares; and

•	an amount determined by our board of directors.
      The material terms of the 2005 plan are summarized below. The 2005 plan is filed as an exhibit to the registration statement of which this prospectus is a part.
      Administration. The compensation committee of our board of directors will administer the 2005 plan. To administer the 2005 plan, our compensation committee must consist of at least two members of our board of directors, each of whom is a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, an “outside director” for purposes of Section 162(m). Subject to the terms and conditions of the 2005 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2005 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2005 plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2005 plan. The full board of directors will administer the 2005 plan with respect to awards to non-employee directors.
      Eligibility. Options, stock appreciation rights, or SARs, restricted stock and other awards under the 2005 plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our non-employee directors and consultants but only employees may be granted incentive stock options, or ISOs. The maximum number of shares that may be subject to awards granted under the 2005 plan to any individual in any calendar year cannot exceed                     .
      Awards. The 2005 plan provides that our compensation committee (or the board of directors, in the case of awards to non-employee directors) may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. The compensation committee (or the board of directors, in the case of awards to non-

employee directors) will consider each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of the company’s long-term goals. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified stock options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than the fair market value of a share of common stock on the date of grant, and usually will become exercisable (at the discretion of our compensation committee or the board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). NQSOs may be granted for any term specified by our compensation committee (or the board of directors, in the case of awards to non-employee directors), but the term may not exceed ten years.

•	Incentive stock options will be designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2005 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

•	Restricted stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Typically, restricted stock may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met, and they may not be sold or otherwise transferred to third parties until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

•	Restricted stock units may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Stock appreciation rights may be granted in connection with stock options or other awards, or separately. SARs granted under the 2005 plan in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option or other awards, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) of the Internal Revenue Code with respect to an SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Internal Revenue Code, there are no restrictions specified in the 2005 plan on the exercise of SARs or the amount of gain realizable therefrom. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) may elect to pay SARs in cash or in common stock or in a combination of both.

•	Dividend equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

•	Performance awards may be granted by our compensation committee (or the board of directors, in the case of awards to non-employee directors) on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon increases in the price of our common stock over a predetermined period. Performance awards may also include bonuses that may be granted by our compensation committee (or the board of directors, in the case of awards to non-employee directors) on an individual or group basis, may be paid on a current or deferred basis and may be payable in cash or in common stock or in a combination of both.

•	Stock payments may be authorized by our compensation committee (or the board of directors, in the case of awards to non-employee directors) in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the key employee or consultant.
      Corporate Transactions. In the event of a change of control where the acquiror does not assume awards granted under the plan, awards issued under the 2005 plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. In the event of a change of control where the acquiror assumes awards granted under the 2005 plan, 50% of the awards will become vested and exercisable or payable, as applicable, and the remaining outstanding awards will become fully vested and exercisable or payable, as applicable, if the holder of any such award is terminated by the acquiror without cause or terminates employment for good reason within 12 months after a change of control. Under the 2005 plan, a change of control is generally defined as:

•	the direct or indirect sale or exchange in a single or series of related transactions (other than an offering of our stock to the general public through a registration statement filed with the SEC) whereby any person or entity or related group of persons or entities (other than us, our subsidiaries, an employee benefit plan maintained by us or any of our subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of the total combined voting power of our securities outstanding immediately after such acquisition;

•	during any two-year period, individuals who, at the beginning of such period, constitute our board of directors together with any new director(s) whose election by our board of directors or nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors;

•	a merger or consolidation in which the company is a party, other than a merger or consolidation that results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities or a merger or consolidation after which no person or entity owns 50% of the successor company’s voting power;

•	the sale, exchange or transfer of all or substantially all of our assets; or

•	the liquidation or dissolution of the company.
      Amendment and Termination of the 2005 Plan. Our board of directors may terminate, amend or modify the 2005 plan. However, stockholder approval of any amendment to the 2005 plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, or for any amendment to the 2005 plan that increases the number of shares available under the 2005 plan. If not terminated earlier by the compensation committee or the board of directors, the 2005 plan will terminate on the tenth anniversary of the date of its initial adoption by our board of directors.
      Securities Laws and Federal Income Taxes. The 2005 plan is designed to comply with various securities and federal tax laws as follows:

•	Securities Laws. The 2005 plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2005 plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

•	General Federal Tax Consequences. Under current federal laws, in general, recipients of awards and grants of NQSOs, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, and stock payments under the plan are taxable under Section 83 of the Internal Revenue Code upon their receipt of common stock or cash with respect to such awards or grants and, subject to Section 162(m) of the Internal Revenue Code, we will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. However, Section 409A of the Internal Revenue Code provides certain new requirements on non-qualified deferred compensation arrangements. Certain awards under the 2005 plan are subject to the requirements of Section 409A, in form and in operation. For example, the following types of awards will be subject to Section 409A: SARs settled in cash, restricted stock unit awards and other awards that provide for deferred compensation. If a plan award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Under Sections 421 and 422 of the Internal Revenue Code, recipients of ISOs are generally not taxed on their receipt of common stock upon their exercises of ISOs if the ISOs and option stock are held for specified minimum holding periods (unless they are subject to alternative minimum tax) and, in such event, we are not entitled to income tax deductions with respect to such exercises. Participants in the 2005 plan will be provided with information regarding the tax consequences relating to the various types of awards and grants under the 2005 plan.

•	Section 162(m) Limitation. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the plan is approved by stockholders, the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2005 plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of (1) the material modification of the 2005 plan, (2) the issuance of all employer stock and other compensation that has been allocated under the 2005 plan or (3) the first annual meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. After the transition date, rights or awards granted under the 2005 plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, we expect that such other rights or awards under the plan will not constitute “performance-based compensation” for purposes of Section 162(m).

We have attempted to structure the 2005 plan in such a manner that, after the transition date, the compensation attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1 million limitation. We have not, however, requested a ruling from the Internal Revenue Service, or IRS, or an opinion of counsel regarding this issue.
     2004 Equity Incentive Award Plan
      Our 2004 equity incentive award plan, or 2004 plan, was initially adopted by our board of directors and approved by our stockholders in April 2004. As amended to date, we have reserved a total of 1,250,000 shares of common stock for issuance under the 2004 plan. As of September 30, 2005, options to purchase 117,500 shares of common stock had been exercised, options to purchase 1,071,180 shares of common stock were outstanding and 61,320 shares of common stock remained available for grant. As of September 30, 2005, the outstanding options were exercisable at a weighted average exercise price of approximately $2.52 per share. The material terms of the 2004 plan are summarized below. The 2004 plan is filed as an exhibit to the registration statement of which this prospectus is a part.
      No Further Grants. After the effective date of the 2005 plan, no additional awards will be granted under the 2004 plan, and all awards granted under the 2004 plan that are repurchased, forfeited, expire or are cancelled will become available for grant under the 2005 plan.
      Administration. The compensation committee of our board of directors administers the 2004 plan. Following the completion of this offering, to administer the 2004 plan, our compensation committee must be constituted as described above in our description of the 2005 plan. Subject to the terms and conditions of the 2004 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2004 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2004 plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2004 plan. The full board of directors administers the 2004 plan with respect to awards to non-employee directors.
      Eligibility. Options and restricted stock under the 2004 plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our non-employee directors or consultants, but only employees may be granted ISOs.
      Awards. The 2004 plan provides that our compensation committee may grant or issue stock options and restricted stock, stock appreciation rights, restricted stock units, dividend equivalents, stock payments or performance awards or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options provide for the right to purchase shares of our common stock at a specified price, which for purposes of the 2004 plan may be no less than 85% of the fair market value on the date of grant, and usually will become exercisable (at the discretion of our compensation committee (or the board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Under the 2004 plan, in the case of an NQSO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2004 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the NQSO must expire upon the fifth anniversary of the date of its grant. NQSOs may be granted for a maximum 10 year term.

•	Incentive Stock Options are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code and as further described above in connection with the 2005 Equity Incentive Award Plan.

      To date, we have only granted stock options under the 2004 plan.

•	Corporate Transactions. In the event of a change of control where the acquiror does not assume awards granted under the plan, awards issued under the plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. In the event of a change of control where the acquiror assumes awards granted under the plan, 50% of the awards will become vested and exercisable or payable, as applicable, and the remaining outstanding awards will become fully vested and exercisable or payable, as applicable, if the holder of any such award is terminated by the acquiror without cause or terminates employment for good reason within 12 months after a change of control. Under the 2004 plan, a change of control is defined in the same manner as described above in connection with the 2005 plan.

•	Amendment and Termination of the 2004 Plan. Our board of directors may terminate, amend or modify the 2004 plan. However, stockholder approval of any amendment to the 2004 plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule. If not terminated earlier by the board of directors, the 2004 plan will terminate on the tenth anniversary of the date of its initial adoption by our board of directors.

•	Securities Laws and Federal Income Taxes. The 2004 plan is also designed to comply with various securities and federal tax laws as described above in connection with the 2005 plan.
     2005 Employee Stock Purchase Plan
      In November 2005, we adopted our 2005 employee stock purchase plan, or purchase plan, which was approved by our stockholders in November 2005. The purchase plan is designed to allow our eligible employees to purchase shares of common stock with their accumulated payroll deductions.
      We have reserved a total of 300,000 shares of our common stock for issuance under the purchase plan. The purchase plan provides for an annual increase to the shares of common stock reserved under the purchase plan on each January 1 during the ten-year term of the purchase plan, beginning on January 1, 2007, equal to the least of:

•	1% of our outstanding shares on the applicable January 1;

•	300,000 shares; or

•	a lesser amount determined by our board of directors.
      Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the first day of the offering period.
      Participants may contribute up to 20% of their cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each purchase date. The purchase price per share will be determined by the administrator of the purchase plan and will not be less than 85% of the market value per share on the first day of the offering period or the purchase date, whichever is lower.
      The purchase plan will terminate no later than the tenth anniversary of the purchase plan’s initial adoption by our board of directors.

     401(k) Plan
      We provide a basic savings plan, or 401(k) plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code so that contributions to our 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from our 401(k) plan. If our 401(k) plan qualifies under Section 401(k) of the Internal Revenue Code, contributions by us, if any, will be deductible by us when made.
      All of our full-time employees in the United States are eligible to participate in our 401(k) plan. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $14,000 in 2005 and to have the amount of this reduction contributed to our 401(k) plan. Our 401(k) plan permits, but does not require, additional matching contributions to our 401(k) plan by us on behalf of all participants in our 401(k) plan. To date, we have not made any matching contributions to our 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      We describe below transactions and series of similar transactions, since our inception, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.
      We also describe below certain other transactions with our directors, executive officers and stockholders. We believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.
Preferred Stock Issuances
      From August 2003 through January 2004, we issued in a private placement an aggregate of 2,300,000 shares of Series A preferred stock at a per share price of $1.00, for an aggregate consideration of $2,300,000. In April and June 2004, we issued in a private placement 23,000,000 shares of Series B preferred stock at a per share price of $1.00, for an aggregate consideration of $23,000,000. In June and September 2005, we issued in a private placement an aggregate of 48,148,455 shares of Series C preferred stock at a per share price of $1.35, for an aggregate consideration of $65,000,414. The price for the preferred stock in each of these financings was determined through negotiations between our board of directors and the investors in the financings based on a variety of factors such as the stage of our development, comparable valuations for similar companies and general market conditions at the time of each financing.
      The following table sets forth the aggregate number of these securities acquired by the listed directors, executive officers or holders of more than 5% of our common stock, or their affiliates:

	Shares of Preferred Stock

Investor	Series A	Series B	Series C

Funds affiliated with MPM Capital, L.P.(1)	—	—	21,010,077
Funds affiliated with Domain Associates, L.L.C.(2)	800,000	8,000,000	8,534,525
BAVP, L.P.(3)	—	6,000,000	5,791,720
Funds affiliated with Montreux Equity Partners LLC(4)	—	4,000,000	3,501,679
Prospect Venture Partners III, LP	—	—	7,003,359
David F. Hale(5)	150,000	100,000	218,855
Cam L. Garner(6)	150,000	100,000	111,178
Scott L. Glenn(7)	750,000	500,000	—
Jeffrey W. Raser	—	—	50,775
Philip Jochelson, M.D.	—	—	43,771
Meg M. McGilley(8)	—	—	7,003

(1)	Includes 16,053,826 shares of Series C preferred stock owned by MPM BioVentures III-QP, L.P., 1,750,839 shares of Series C preferred stock owned by MPM BioEquities Master Fund, L.P., 1,356,621 shares of Series C preferred stock owned by MPM BioVentures III GmbH & Co. Beteiligungs KG, 1,079,480 shares of Series C preferred stock owned by MPM BioVentures III, L.P., 484,948 shares of Series C preferred stock owned by MPM BioVentures III Parallel Fund, L.P. and 284,363 shares of Series C preferred stock owned by MPM Asset Management Investors 2005 BVIII LLC. Mr. von Emster is a General Partner of MPM Capital and Mr. Wheeler is a General Partner of the MPM Capital BioVentures II and III funds.
(2)	Includes 781,538 shares of Series A preferred stock, 7,915,172 shares of Series B preferred stock and 8,444,029 shares of Series C preferred stock owned by Domain Partners VI, L.P., and 18,462 shares of Series A preferred stock, 84,828 shares of Series B preferred stock and 90,496 shares of Series C preferred stock owned by DP VI Associates, L.P. Dr. Treu is a managing member of Domain Associates, L.L.C. and a managing member of One Palmer Square Associates VI, L.L.C., which is the general partner of Domain Partners VI, L.P. and DP VI Associates, L.P.
(3)	The voting and disposition of the shares held by BAVP, L.P. is determined by BA Venture Partners VI, LLC, the ultimate general partner of BAVP, L.P. Mr. Bock is a managing member of BA Venture Partners VI, LLC.

(4)	Includes 2,222,800 shares of Series B preferred stock and 1,750,840 shares of Series C preferred stock owned by Montreux Equity Partners III SBIC, LP, and 1,777,200 shares of Series B preferred stock and 1,750,839 shares of Series C preferred stock owned by Montreux Equity Partners II SBIC, LP. Mr. Turner is a General Partner of Montreux Equity Partners.
(5)	Shares held by the Hale Family Trust UTD 2/10/86.
(6)	Shares held by the Garner Family Trust UTD 10/21/87 as restated 8/9/01.
(7)	Shares held by Windamere III, LLC. Mr. Glenn is the Managing Member of Windamere III, LLC.
(8)	Shares held by the Meg M. McGilley Trust Agreement dated October 29, 1996.

Common Stock Issuances
      In August 2003, in connection with the inception of our company, we issued and sold a total of 583,333 shares of common stock for an aggregate consideration of $350. The price for the common stock was determined through negotiations between our board of directors and the purchasers based primarily on the early stage of our development at the time of the transaction. The following table sets forth the aggregate number of these securities acquired by the listed directors and executive officers or their affiliates:

Investor	Common Stock

David F. Hale(1)	166,667
Scott L. Glenn(2)	108,333
Kenneth M. Cohen(3)	75,000
Susan E. Dubé(4)	75,000
Jeffrey W. Raser	75,000
Cam L. Garner(5)	41,667
Meg M. McGilley(6)	25,000

(1)	Shares held by the Hale Family Trust UTD 2/10/86.
(2)	Includes 83,333 shares of common stock held by Glenn Holdings L.P. and 25,000 shares of common stock owned by Windamere III, LLC. Mr. Glenn is the Managing Member of Windamere III, LLC.
(3)	Shares held by Kenneth M. Cohen & Elena L. Salsitz, co-trustees Cohen-Salsitz Family Trust dated 3/9/05.
(4)	Shares held by Susan E. Dubé, Trustee, U.T.D. May 6, 2002.
(5)	Shares held by the Garner Family Trust UTD 10/21/87 as restated 8/9/01.
(6)	Shares held by the Meg M. McGilley Trust Agreement dated October 29, 1996.
Investor Rights Agreement
      We have entered into an agreement with purchasers of our preferred stock that provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their preferred stock. These rights will continue following this offering and will terminate seven years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act. All holders of our preferred stock, including the directors, executive officers or holders of 5% of our capital stock listed in the above table, are parties to this agreement. See “Description of Capital Stock— Registration Rights” for additional information.
Voting Agreement
      Pursuant to a voting agreement originally entered into in August 2003 and most recently amended in June 2005 by and among us and certain of our stockholders, Dr. Treu and Messrs. Bock, Cobb, Garner, Glenn, Hale, Turner, von Emster and Wheeler were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve. Pursuant to the voting agreement, Mr. Cohen, as our president and chief executive officer, was initially selected to serve on the board of directors, and Mr. Hale was initially appointed to serve as the chairman of the board of directors. Dr. Treu and Messrs. Bock, Glenn and Turner were initially selected as representatives of our Series A and Series B preferred stock, as designated by Domain Partners VI, L.P., BAVP, L.P., Windamere III, LLC and Montreux Equity Partners II SBIC, L.P., respectively. Messrs. von Emster and Wheeler were selected as representatives of our Series C preferred stock, as designated by MPM BioVentures III-QP, L.P. In addition, for the term of our license agreement with

ProCom One described under the caption “Other Transactions” above, ProCom One has the right to designate one member of our board of directors. ProCom One initially selected Mr. Cobb to serve as its board designee.
      The voting agreement will terminate upon completion of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by holders of our common stock.
Stock Option Grants
      Certain stock option grants to our directors and executive officers and related option grant policies are described in this prospectus under the captions “Management— Director Compensation,” “Management— Option Grants in Last Fiscal Year” and “— Other Transactions.” Pursuant to our director compensation policy and prior arrangements, we granted the following options to certain non-employee directors:

•	In March 2005, we granted Mr. Hale an option to purchase 15,000 shares of our common stock at an exercise price of $2.40 per share, vesting over 24 months from August 2003.

•	In March 2005, we granted to each of Mr. Cobb, Mr. Garner and Mr. Glenn an option to purchase 10,000 shares of our common stock at an exercise price of $2.40 per share, vesting over 24 months from August 2003.

•	In March 2005, we granted Dr. Treu an option to purchase 10,000 shares of our common stock at an exercise price of $2.40 per share, vesting over 24 months from December 2003.

•	In March 2005, we granted Mr. Turner an option to purchase 10,000 shares of our common stock at an exercise price of $2.40 per share, vesting over 24 months from April 2004.

•	In March 2005, we granted Mr. Bock an option to purchase 10,000 shares of our common stock at an exercise price of $2.40 per share, vesting over 24 months from June 2004.

•	In July 2005, we granted Mr. Hale an option to purchase 5,000 shares of our common stock at an exercise price of $3.00 per share, vesting over 24 months from August 2003.

•	In July 2005, we granted Mr. Hale an option to purchase 8,333 shares of our common stock at an exercise price of $3.00 per share, vesting over 12 months from July 2005.

•	In July 2005, we granted to each of Mr. Cobb, Mr. Garner and Mr. Glenn an option to purchase 3,333 shares of our common stock at an exercise price of $3.00 per share, vesting over 24 months from August 2003.

•	In July 2005, we granted Dr. Treu an option to purchase 3,333 shares of our common stock at an exercise price of $3.00 per share, vesting over 24 months from December 2003.

•	In July 2005, we granted Mr. Turner an option to purchase 3,333 shares of our common stock at an exercise price of $3.00 per share, vesting over 24 months from April 2004.

•	In July 2005, we granted Mr. Bock an option to purchase 3,333 shares of our common stock at an exercise price of $3.00 per share, vesting over 24 months from June 2004.

•	In July 2005, we granted to each of Mr. Bock, Mr. Cobb, Mr. Garner, Mr. Glenn, Dr. Treu and Mr. Turner an option to purchase 5,833 shares of our common stock at an exercise price of $3.00 per share, vesting over 12 months from July 2005.

•	In July 2005, we granted to Mr. Wheeler an option to purchase 13,333 shares of our common stock at an exercise price of $3.00 per share, vesting over 24 months from June 2005.
      We have granted the following options to our executive officers:

•	In June 2004, we granted Mr. Cohen, our President and Chief Executive Officer, an option to purchase 91,667 shares of our common stock at an exercise price of $1.20 per share.

•	In June 2004, we granted each of Ms. Dubé, our Senior Vice President, Corporate and Business Development, Mr. Raser, our Senior Vice President, Sales and Marketing, and Ms. McGilley, our

Vice President, Chief Financial Officer, Treasurer and Secretary, an option to purchase 50,000 shares of our common stock at an exercise price of $1.20 per share.

•	In March 2005, we granted Mr. Cohen an option to purchase 10,000 shares of our common stock at an exercise price of $2.40 per share.

•	In March 2005, we granted Ms. Dubé an option to purchase 8,333 shares of our common stock at an exercise price of $2.40 per share.

•	In March 2005, we granted Mr. Raser an option to purchase 7,500 shares of our common stock at an exercise price of $2.40 per share.

•	In March 2005, we granted Ms. McGilley an option to purchase 30,000 shares of our common stock at an exercise price of $2.40 per share.

•	In April 2005, we granted Dr. Jochelson, our Senior Vice President and Chief Medical Officer, an option to purchase 54,167 shares of our common stock at an exercise price of $2.40 per share.

•	In July 2005, we granted Mr. Cohen an option to purchase 204,167 shares of our common stock at an exercise price of $3.00 per share.

•	In July 2005, we granted each of Ms. Dubé, Mr. Raser, Dr. Jochelson and Ms. McGilley an option to purchase 83,333 shares of our common stock at an exercise price of $3.00 per share.
      Each of the foregoing options to our executive officers vests with respect to 25% of the shares subject to the option one year after the option grant and monthly thereafter over the following three years.
Employment Agreements and Change of Control Arrangements
      We have entered into employment agreements with Kenneth M. Cohen, our President and Chief Executive Officer, Susan E. Dubé, our Senior Vice President, Corporate and Business Development, Dr. Philip Jochelson, our Senior Vice President and Chief Medical Officer, Jeffrey W. Raser, our Senior Vice President, Sales and Marketing, and Meg M. McGilley, our Vice President, Chief Financial Officer, Treasurer and Secretary. For further information, see “Management— Employment Agreements and Change of Control Arrangements.”
Indemnification of Officers and Directors
      Our restated certificate of incorporation and our bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Description of Capital Stock— Limitations of Liability and Indemnification Matters.”
Other Transactions
      In August 2003, we entered into a license agreement with ProCom One to acquire an exclusive worldwide license to develop and commercialize low-dose doxepin for the treatment of insomnia. Mr. Cobb, co-founder and President of ProCom One, is a member of our board of directors and Dr. Neil B. Kavey, co-founder of ProCom One, is a consultant to our company. As consideration for the license, in 2003 we paid to ProCom One an exclusivity payment in the amount of $100,000 and an initial milestone payment in the amount of $400,000. In April 2004, we issued 84,058 shares of our common stock to Mr. Cobb and Dr. Kavey, as designees of ProCom One, with a fair market value of $100,870, and in December 2004, a $500,000 payment was accrued for amounts owed upon the completion of a Phase II clinical trial. Future obligations under the license agreement include a milestone payment to ProCom One upon the earlier of acceptance of the filing of a new drug application with the FDA for the initial licensed product, or December 31, 2006. Additional payments are owed upon completion of other milestones and we are obligated to pay a royalty on worldwide net sales of the licensed products upon commercialization of the product. In addition, since August 2003 we have paid $8,333 per month to Mr. Cobb for his services as a consultant to our company. In November 2005, our board of directors approved an increase in the payments for Mr. Cobb’s consulting services to $10,000 per month, and the grant of options to purchase an aggregate of 33,333 shares of our common stock to Mr. Cobb and Dr. Kavey as designees of ProCom One (with the allocation of such options to be determined by Mr. Cobb and Dr. Kavey). These options have an exercise price of $13.62 per share and vest monthly over a period of two years from September 2005.

PRINCIPAL STOCKHOLDERS
      The following table sets forth information about the beneficial ownership of our common stock at September 30, 2005 as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer and an additional executive officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.
      Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Somaxon Pharmaceuticals, Inc., 12750 High Bluff Drive, Suite 310, San Diego, CA 92130. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 18,026,300 shares of common stock outstanding on September 30, 2005, after giving effect to the sale of 5,000,000 shares of common stock outstanding upon completion of this offering.
      In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 30, 2005. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

		Percentage of
		Shares Beneficially
	Number of	Owned
	Shares
	Beneficially	Prior to	After
Beneficial Owner	Owned	Offering	Offering

5% Stockholders:
Funds affiliated with MPM Capital, L.P.(1)	3,501,680	26.9%	19.4%
601 Gateway Boulevard, Suite 350 South San Francisco, CA 94080
Funds affiliated with Domain Associates, L.L.C.(2)	2,908,254	22.3%	16.1%
One Palmer Square, Suite 515 Princeton, NJ 08542
BAVP, L.P.(3)	1,965,287	15.1%	10.9%
950 Tower Lane, Suite 700 Foster City, CA 94404
Funds affiliated with Montreux Equity Partners LLC(4)	1,269,447	9.7%	7.0%
3000 Sand Hill Road Building 1, Suite 260 Menlo Park, CA 94025
Prospect Venture Partners III, LP(5)	1,167,227	9.0%	6.5%
435 Tasso Street, Suite 200 Palo Alto, CA 94301
Directors and Executive Officers:
Kenneth M. Cohen(6)	138,021	1.1%	*
Susan E. Dubé(7)	93,750	*	*
Jeffrey W. Raser(8)	102,213	*	*
Philip Jochelson, M.D.	7,295	*	*
Meg M. McGilley(9)	44,917	*	*
David F. Hale(10)	265,643	2.0%	1.5%

		Percentage of
		Shares Beneficially
	Number of	Owned
	Shares
	Beneficially	Prior to	After
Beneficial Owner	Owned	Offering	Offering

Louis C. Bock(11)	1,984,453	15.2%	11.0%
Terrell A. Cobb(12)	52,790	*	*
Cam L. Garner(13)	121,030	*	*
Scott L. Glenn(14)	335,833	2.6%	1.9%
Jesse I. Treu, Ph.D.(15)	2,908,254	22.3%	16.1%
Daniel K. Turner III(16)	1,269,447	9.7%	7.0%
Kurt von Emster(17)	291,807	2.2%	1.6%
Kurt C. Wheeler(18)	3,223,206	24.7%	17.9%
Executive officers and directors as a group (14 persons) (19)	10,838,658	82.1%	59.6%

(1)	Includes 2,675,638 shares of common stock owned by MPM BioVentures III-QP, L.P., 291,806 shares of common stock owned by MPM BioEquities Master Fund, L.P., 226,104 shares of common stock owned by MPM BioVentures III GmbH & Co. Beteiligungs KG, 179,913 shares of common stock owned by MPM BioVentures III, L.P., 80,825 shares of common stock owned by MPM BioVentures III Parallel Fund, L.P. and 47,394 shares of common stock owned by MPM Asset Management Investors 2005 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III, L.P. and MPM BioVentures III Parallel Fund, L.P. The members of MPM BioVentures III LLC and MPM Asset Management Investors 2005 BVIII LLC are Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Mr. Wheeler, who disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Mr. von Emster is the portfolio manager of the MPM BioEquities Master Fund LP and has complete voting and dispositive authority with respect to the shares held by MPM BioEquities Master Fund LP. Mr. von Emster disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(2)	Includes 2,856,790 shares of common stock owned by Domain Partners VI, L.P., 32,298 shares of common stock owned by DP VI Associates, L.P. and 19,167 shares of common stock owned by Domain Associates, L.L.C. The managing members of One Palmer Square Associates VI, L.L.C., the general partner of Domain Partners VI, L.P. and DP VI Associates, L.P., share voting and dispositive power with respect to the shares held by Domain Partners VI, L.P. and DP VI Associates, L.P. The managing members of Domain Associates, L.L.C. share voting and dispositive power with respect to the shares held by Domain Associates, L.L.C. The managing members of One Palmer Square Associates VI, L.L.C. and Domain Associates, L.L.C. are James C. Blair, Brian H. Dovey, Robert J. More, Kathleen K. Schoemaker, Dr. Treu and Nicole Vitullo, who disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(3)	The managing members of BA Venture Partners VI, LLC, the ultimate general partner of BAVP, L.P., share voting and dispositive power with respect to the shares held by BAVP, L.P. The managing members of BA Venture Partners VI, LLC are Mr. Bock, Mark Brooks, Kate Mitchell and Rory O’Driscoll, who disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(4)	Includes 662,273 shares of common stock owned by Montreux Equity Partners III SBIC, LP and 607,173 shares of common stock owned by Montreux Equity Partners II SBIC, LP. Mr. Turner and Howard D. Palefsky are the managing members of Montreux Equity Partners II SBIC, LP and Montreux Equity Partners III SBIC, LP and have shared voting and dispositive power with respect to these shares. Messrs. Turner and Palefsky disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(5)	The voting and disposition of the shares held by Prospect Venture Partners III, L.P. is determined by its general partner, Prospect Management Co. III, L.L.C. David Schnell, M.D. is a managing member of Prospect Management Co. III, L.L.C. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(6)	Shares held by Kenneth M. Cohen & Elena L. Salsitz, co-trustees Cohen-Salsitz Family Trust dated 3/9/05. Includes 17,187 shares of common stock subject to outstanding options which are exercisable within 60 days of September 30, 2005.
(7)	Shares held by Susan E. Dubé, Trustee, U.T.D. May 6, 2002. Includes 18,750 shares of common stock subject to outstanding options which are exercisable within 60 days of September 30, 2005.
(8)	Includes 18,750 shares of common stock subject to outstanding options which are exercisable within 60 days of September 30, 2005.
(9)	Shares held by the Meg M. McGilley Trust Agreement dated October 29, 1996. Includes 18,750 shares of common stock subject to outstanding options which are exercisable within 60 days of September 30, 2005.

(10)	Shares held by the Hale Family Trust UTD 2/10/86. Includes 28,333 shares of common stock subject to outstanding options which are exercisable within 60 days of September 30, 2005.
(11)	Includes 1,965,287 shares of common stock owned by BAVP, L.P. The voting and disposition of the shares held by BAVP, L.P. is determined by BA Venture Partners VI, LLC, the ultimate general partner of BAVP, L.P. Mr. Bock is a managing member of BA Venture Partners VI, LLC. Mr. Bock disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 19,167 shares of common stock subject to outstanding options which are exercisable within 60 days of September 30, 2005.

(12)	Includes 19,167 shares of common stock subject to outstanding options which are exercisable within 60 days of September 30, 2005. In November 2005, our board of directors approved the grant of options to purchase an aggregate of 33,333 shares of common stock to Mr. Cobb and Dr. Neil B. Kavey as designees of ProCom One (with the allocation of such options to be determined by Mr. Cobb and Dr. Kavey). These options vest monthly over a period of two years from the date of grant.
(13)	Shares held by the Garner Family Trust UTD 10/21/87 as restated 8/9/01.
(14)	Includes 233,333 shares of common stock owned by Windamere III, LLC and 83,333 shares of common stock held by Glenn Holdings L.P. Mr. Glenn is the Managing Member of Windamere III, LLC. Also includes 19,167 shares of common stock subject to outstanding options which are exercisable within 60 days of September 30, 2005.
(15)	Includes 2,856,790 shares of common stock owned by Domain Partners VI, L.P., 32,298 shares of common stock owned by DP VI Associates, L.P. and 19,167 shares of common stock owned by Domain Associates, L.L.C. Dr. Treu is a managing member of Domain Associates, L.L.C. and a managing member of One Palmer Square Associates VI, L.L.C., which is the general partner of Domain Partners VI, L.P. and DP VI Associates, L.P. Dr. Treu disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(16)	Includes 662,273 shares of common stock owned by Montreux Equity Partners III SBIC, LP and 607,173 shares of common stock owned by Montreux Equity Partners II SBIC, LP. Mr. Turner is a General Partner of Montreux Equity Partners and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(17)	Includes 291,807 shares of common stock owned by MPM BioEquities Master Fund, L.P. Mr. von Emster is the portfolio manager of MPM BioEquities Master Fund L.P. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(18)	Includes 2,675,638 shares of common stock owned by MPM BioVentures III-QP, L.P., 226,104 shares of common stock owned by MPM BioVentures III GmbH & Co. Beteiligungs KG, 179,913 shares of common stock owned by MPM BioVentures III, L.P., 80,825 shares of common stock owned by MPM BioVentures III Parallel Fund, L.P. and 47,394 shares of common stock owned by MPM Asset Management Investors 2005 BVIII LLC. Mr. Wheeler is a General Partner of the MPM Capital BioVentures II and III funds and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 13,333 shares of common stock subject to outstanding options which are exercisable within 60 days of September 30, 2005.
(19)	Includes 172,604 shares of common stock subject to outstanding options which are exercisable within 60 days of September 30, 2005.

DESCRIPTION OF CAPITAL STOCK
      Upon completion of this offering and filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. The following description summarizes the material terms of our capital stock. For more detailed information, please refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.
Common Stock
      On September 30, 2005, there were 784,891 shares of common stock outstanding, held of record by 19 stockholders. After this offering, there will be 18,026,300 shares of our common stock outstanding, or 18,776,300 shares if the underwriters exercise their over-allotment option in full.
      The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.
Preferred Stock
      On September 30, 2005, there were 73,448,455 shares of preferred stock outstanding, held of record by 29 stockholders. Our stockholders have agreed to convert their shares of preferred stock to common stock in connection with the completion of this offering. Accordingly, upon the completion of this offering, all outstanding shares of preferred stock will automatically convert into 12,241,409 shares of our common stock.
      Following the offering, our board of directors will have the authority, without any action by the stockholders, to issue from time to time preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.
Registration Rights
      After this offering, the holders of approximately 12,241,409 shares of common stock issuable upon conversion of preferred stock will be entitled to rights with respect to the registration of these shares under the

Securities Act. These shares are referred to as registrable securities. Under the terms of the agreement between us and the holders of the registrable securities, if we propose to register any of our securities under the Securities Act, these holders are entitled to notice of such registration and are entitled to include their shares of registrable securities in our registration. Certain of these holders are entitled to demand registration, pursuant to which they may require us to use our best efforts to register their registrable securities under the Securities Act at our expense, up to a maximum of two registrations. Holders of registrable securities may also require us to file an unlimited number of additional registration statements on Form S-3 at our expense so long as the holders propose to sell registrable securities of at least $1.0 million and we have not already filed two registration statements on Form S-3 in the previous twelve months.
      All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration 90 days prior to or 180 days after an offering of our securities, including the offering made here. These registration rights have been waived with respect to this offering.
Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law
      Some provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors.
      These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock
      The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings
      Our charter documents provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals
      Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent
      Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors
      Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management— Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Delaware Anti-Takeover Statute
      We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Amendment of Charter Provisions
      The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then outstanding common stock.
      The provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Limitations of Liability and Indemnification Matters
      We will adopt provisions in our amended and restated certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or the stockholder;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.
      This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
      Our amended and restated certificate of incorporation and our bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification.
      We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, located at 59 Maiden Lane, Plaza Level, New York, NY 10038.
Nasdaq National Market Listing
      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “SOMX.”

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Sales of Restricted Shares
      Upon the closing of this offering, we will have outstanding an aggregate of approximately 18,026,300 shares of common stock. Of these shares, the 5,000,000 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.
      As a result of the lock-up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

•	5,001,557 shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus;

•	515,375 shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus; and

•	the remaining 8,024,743 restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods.
Lock-up Agreements
      All of our directors and executive officers, and substantially all of the holders of our common stock and holders of securities exercisable for or convertible into shares of our common stock have each signed a lock-up agreement which prevents them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. Morgan Stanley & Co. Incorporated may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, Morgan Stanley & Co. Incorporated will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. See “Underwriters.”
Rule 144
      In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus a person deemed to be our “affiliate,” or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our “affiliates” within the previous year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares of our common stock, or approximately 180,263 shares immediately after this offering assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to such sale. Sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us. However, if a person, or persons whose shares are aggregated, is not deemed to be our affiliate at any time during the 90 days immediately preceding the sale, he or she may sell his or her restricted shares under Rule 144(k) without regard to the limitations described above, if at least two years have elapsed since the latter of the date the shares were acquired from us or any of our “affiliates.”
Rule 701
      In general, under Rule 701 of the Securities Act as currently in effect, any of our directors, employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144 of the Securities Act, by complying with the applicable requirements of Rule 144 of the Securities Act other than the holding period conditions. On the date 90 days after the effective date of this offering, options to purchase approximately 327,953 shares of our common stock will be vested and exercisable and upon exercise and after expiration of the lock-up restrictions described above, may be sold pursuant to Rule 701 of the Securities Act.
Registration Rights
      We have entered into an agreement with purchasers of our preferred stock that provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their preferred stock. After this offering, the holders of approximately 12,241,409 shares of common stock issuable upon conversion of preferred stock will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights will continue following this offering and will terminate seven years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act. See “Description of Capital Stock — Registration Rights” for additional information.
Stock Plans
      We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our option and employee stock purchase plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the Securities and Exchange Commission.
      We expect this first Form S-8 registration statement to register the following shares of common stock:

•	1,071,180 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2005;

•	2,061,320 shares of our common stock reserved for future issuance under our 2005 equity incentive award plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act (including 61,320 shares of common stock reserved for future grant or issuance under our 2004 equity incentive award plan, which shares will be added to the shares to be reserved under our 2005 equity incentive award plan upon the effectiveness of the 2005 equity incentive award plan); and

•	300,000 shares of common stock reserved for issuance under our 2005 employee stock purchase plan.
      Shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS
      This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock to non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service, or the IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder that is a beneficial owner of common stock other than a citizen or resident of the United States, a corporation organized under the laws of the United States or any state, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, banks, insurance companies, or other financial institutions; persons subject to the alternative minimum tax; tax exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark to market method of accounting for their securities holdings; persons that own, or are deemed to own, more than five percent of our company (except to the extent specifically set forth below); certain former citizens or long term residents of the United States; persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.
      INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

Dividends
      We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock
      Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business or, if a treaty applies, is attributable to a permanent establishment of the non-U.S. holder in the United States (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the non-U.S. holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below) treat the gain as effectively connected with a U.S. trade or business.
      An individual non-U.S. holder described in the first bullet point immediately above will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet point above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder is described in the third bullet point above, the non-U.S. holder should consult its own tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to such holder.
      The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or a USRPHC. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our interests in real property located outside the United States and the fair market value of our other business assets. In general, we would be a USRPHC if interests in U.S. real estate comprised more than half of our assets. We do not believe that we are a USRPHC or that we will become one in the future. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business
      If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates unless a specific treaty applies. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence and the treaty so provides, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate, on the corporate non-U.S. holder’s effectively connected earnings and profits, subject to certain adjustments.

U.S. Federal Estate Tax
      The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting
      The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. In addition, the backup withholding rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules generally do not apply to payments to corporations, whether domestic or foreign.
      Payments to non-U.S. holders of dividends on common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person, unless the payer otherwise has knowledge or reason to know that the payee is a U.S. person. Some of the common means of certifying nonresident status are described under “—Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.
      Backup withholding is not an additional tax. Rather, any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.
      THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS
      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Piper Jaffray & Co. and Thomas Weisel Partners LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated in the table below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Piper Jaffray & Co.
Thomas Weisel Partners LLC

Total	5,000,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. No underwriter may allow, and no dealer may re-allow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions would be $                    and the total proceeds to us would be $          .
      The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option.

	No	Full
	Exercise	Exercise

Per share	$	$
Total	$	$
      In addition, we estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be approximately $1.9 million.

      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.
      We, all of our directors and officers and holders of substantially all our outstanding stock and holders of securities exercisable for or convertible into shares of common stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;
whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.
      The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the grant of options or the issuance of shares of common stock by us to employees, officers, directors, advisors or consultants pursuant to equity incentive plans and the issuance by us of any shares of common stock upon the exercise of such options;

•	the issuance by us of shares of common stock in connection with any strategic transaction that includes a commercial relationship involving us and other entities (including but not limited to joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements); or

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.
      In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “SOMX.”
      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
      Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.
      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations.
LEGAL MATTERS
      The validity of our common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Diego, California. Latham & Watkins LLP and certain attorneys and investment funds affiliated with the firm collectively own an aggregate of 83,418 shares of our preferred stock, which will convert into an aggregate of 13,903 shares of our common stock upon the completion of this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, Menlo Park, California.
EXPERTS
      The financial statements as of December 31, 2004 and 2003 and for the period from August 14, 2003 (inception) through December 31, 2003, for the year ended December 31, 2004 and for the period from August 14, 2003 (inception) through December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Somaxon Pharmaceuticals, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Somaxon Pharmaceuticals, Inc.
      In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Somaxon Pharmaceuticals, Inc. (a development stage enterprise) at December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004, for the period from August 14, 2003 (inception) to December 31, 2003 and, cumulatively, for the period from August 14, 2003 (inception) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
San Diego, California
October 6, 2005, except for Note 8 as to which the date is December 12, 2005

Somaxon Pharmaceuticals, Inc.
(A development stage company)
BALANCE SHEETS

				Pro Forma
				Stockholders’
	December 31,			Equity at
			September 30,	September 30,
	2003	2004	2005	2005

			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$905,697	$12,835,318	$61,207,571
Short-term investments	—	—	3,016,211
Other current assets	5,062	389,515	1,718,962

Total current assets	910,759	13,224,833	65,942,744
Property and equipment, net	8,178	98,654	182,500
Other assets	—	275,350	177,259

Total assets	$918,937	$13,598,837	$66,302,503

LIABILITIES, REDEEMABLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$3,000	$2,479,604	$9,829,280
Accrued liabilities	97,231	845,130	725,151

Total current liabilities	100,231	3,324,734	10,554,431

Commitments: (Note 4 and 5)
Series C redeemable convertible preferred stock, net of issuance costs; $.0001 par value; 48,148,455 shares authorized, issued and outstanding at September 30, 2005; liquidation preference of $65,000,415	—	—	64,252,987	$—

Stockholders’ equity (deficit):
Preferred stock, $.0001 par value; 10,000,000 shares authorized, no shares issued or outstanding	—	—	—	—
Series A convertible preferred stock, $.0001 par value; 2,300,000 shares authorized; 2,281,538, 2,300,000, and 2,300,000 shares issued and outstanding at December 31, 2003, 2004, and September 30, 2005, respectively; liquidation preference of $2,300,000	2,281,538	2,300,000	2,300,000	—
Series B convertible preferred stock, net of issuance costs; $.0001 par value; zero, 24,000,000, and 23,000,000 shares authorized, zero, 23,000,000, and 23,000,000 shares issued and outstanding at December 31, 2003, 2004, and September 30, 2005, respectively; liquidation preference of $23,000,000	—	22,902,705	22,902,705	—
Common stock, $.0001 par value; 6,400,000, 35,000,000, and 100,000,000 shares authorized; 583,333, 723,224, and 784,891 shares issued and outstanding at December 31, 2003, 2004, and September 30, 2005, respectively; 13,026,300 shares issued and outstanding pro forma (unaudited)	58	72	78	1,303
Additional paid-in capital	292	229,770	11,368,819	100,823,286
Deferred compensation	—	(97,492)	(4,141,121)	(4,141,121)
Deficit accumulated during the development stage	(1,463,182)	(15,060,952)	(40,935,396)	(40,935,396)

Total stockholders’ equity (deficit)	818,706	10,274,103	(8,504,915)	$55,748,072

Total liabilities, redeemable preferred stock, and stockholders’ equity (deficit)	$918,937	$13,598,837	$66,302,503

The Accompanying Notes are an Integral Part of these Financial Statements

Somaxon Pharmaceuticals, Inc.
(A development stage company)
STATEMENTS OF OPERATIONS

	Period from				Period from
	August 14,				August 14,
	2003				2003
	(inception)		Nine Months Ended		(inception)
	through	Year Ended	September 30,		through
	December 31,	December 31,			September 30,
	2003	2004	2004	2005	2005

			(unaudited)	(unaudited)	(unaudited)
Operating expenses
License fees	$519,235	$4,038,370	$463,370	$341,210	$4,898,815
Research and development	166,272	7,574,194	4,463,063	17,577,114	25,317,580
Marketing, general and administrative expenses	778,220	2,142,550	1,563,012	3,059,656	5,980,426
Remeasurement of Series C warrant liability	—	—	—	5,648,612	5,648,612

Total operating expenses	1,463,727	13,755,114	6,489,445	26,626,592	41,845,433

Loss from operations	(1,463,727)	(13,755,114)	(6,489,445)	(26,626,592)	(41,845,433)
Interest and other income	545	157,344	91,981	752,148	910,037

Net loss	(1,463,182)	(13,597,770)	(6,397,464)	(25,874,444)	(40,935,396)
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	(52,968)	(52,968)

Net loss attributable to common stockholders	$(1,463,182)	$(13,597,770)	$(6,397,464)	$(25,927,412)	$(40,988,364)

Basic and diluted net loss attributable to common stockholders per share	$(10.03)	$(38.08)	$(19.78)	$(45.83)
Shares used to calculate net loss attributable to common stockholders per share	145,833	357,123	323,400	565,675
Pro forma basic and diluted net loss per share (unaudited)		$(3.94)		$(3.26)
Shares used to calculate pro forma net loss per share (unaudited)		3,448,790		7,937,371
The Accompanying Notes are an Integral Part of these Financial Statements

Somaxon Pharmaceuticals, Inc.
(A development stage company)
STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
For the Period from August 14, 2003 (inception) through September 30, 2005

									Deficit
	Series C Redeemable								Accumulated
	Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional	Deferred	During the
							Paid-In	Stock	Development
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Stage	Total

Issuance of common stock for cash to founders at $0.0006 per share in August	—	$—	—	$—	583,333	$58	$292	$—	$—	$350
Issuance of Series A convertible preferred stock for cash at $1.00 per share in August, November, and December	—	—	2,281,538	2,281,538	—	—	—	—	—	2,281,538
Net Loss	—	—	—	—	—	—	—	—	(1,463,182)	(1,463,182)

Balance at December 31, 2003	—	—	2,281,538	2,281,538	583,333	58	292	—	(1,463,182)	818,706
Issuance of Series A convertible preferred stock for cash at $1.00 per share in January	—	—	18,462	18,462	—	—	—	—	—	18,462
Issuance of Series B convertible preferred stock for cash at $1.00 per share in April and June	—	—	23,000,000	23,000,000	—	—	—	—	—	23,000,000
Series B convertible preferred stock issuance costs	—	—	—	(97,295)	—	—	—	—	—	(97,295)
Issuance of common stock in April at $1.20 per share for license agreement	—	—	—	—	84,058	8	100,862	—	—	100,870
Common stock issued from exercise of employee stock options	—	—	—	—	55,833	6	3,494	—	—	3,500
Deferred compensation associated with stock option grants	—	—	—	—	—	—	110,917	(110,917)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	13,425	—	13,425
Expense related to non-employee stock options	—	—	—	—	—	—	14,205	—	—	14,205
Net Loss	—	—	—	—	—	—	—	—	(13,597,770)	(13,597,770)

Balance at December 31, 2004	—	—	25,300,000	25,202,705	723,224	72	229,770	(97,492)	(15,060,952)	10,274,103

Somaxon Pharmaceuticals, Inc.
(A development stage company)
STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
For the Period from August 14, 2003 (inception) through September 30, 2005 — (Continued)

									Deficit
	Series C Redeemable								Accumulated
	Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional	Deferred	During the
							Paid-In	Stock	Development
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Stage	Total

Issuance of Series C redeemable convertible preferred stock for cash at $1.35 per share in June and September (unaudited)	48,148,455	65,000,415	—	—	—	—	—	—	—	—
Series C redeemable convertible preferred stock issuance costs (unaudited)	—	(152,712)	—	—	—	—	—	—	—	—
Series C proceeds allocated to warrant instrument (unaudited)	—	(647,684)	—	—	—	—	—	—	—	—
Additional paid-in capital from the exercise of the Series C warrant instrument (unaudited)	—	—	—	—	—	—	6,296,296	—	—	6,296,296
Accretion of Series C redeemable convertible preferred stock to redemption value (unaudited)	—	52,968	—	—	—	—	(52,968)	—	—	(52,968)
Common stock issued from exercise of employee stock options (unaudited)	—	—	—	—	61,667	6	127,953	—	—	127,959
Deferred compensation associated with stock option grants (unaudited)	—	—	—	—	—	—	4,727,959	(4,727,959)	—	—
Amortization of deferred compensation (unaudited)	—	—	—	—	—	—	—	684,330	—	684,330
Expense related to non-employee stock options (unaudited)	—	—	—	—	—	—	39,809	—	—	39,809
Net loss (unaudited)	—	—	—	—	—	—	—	—	(25,874,444)	(25,874,444)

Balance at September 30, 2005 (unaudited)	48,148,455	$64,252,987	25,300,000	$25,202,705	784,891	$78	$11,368,819	$(4,141,121)	$(40,935,396)	$(8,504,915)

The Accompanying Notes are an Integral Part of these Financial Statements

Somaxon Pharmaceuticals, Inc.
(A development stage company)
STATEMENTS OF CASH FLOWS

	Period from				Period from
	August 14,				August 14,
	2003				2003
	(inception)		Nine Months Ended		(inception)
	through	Year Ended	September 30,		through
	December 31,	December 31,			September 30,
	2003	2004	2004	2005	2005

			(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	$(1,463,182)	$(13,597,770)	$(6,397,464)	$(25,874,444)	$(40,935,396)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	314	25,862	17,623	32,248	58,424
Expense related to stock option issuance	—	27,630	9,267	724,139	751,769
Issuance of stock for license agreement	—	100,870	100,870	—	100,870
Remeasurement of Series C warrant	—	—	—	5,648,612	5,648,612
Loss on disposal of equipment	—	—	—	1,782	1,782
Changes in operating assets and liabilities
Other current assets	(5,062)	(384,453)	(136,015)	(1,329,447)	(1,718,962)
Other assets	—	(275,350)	(25,350)	98,091	(177,259)
Accounts payable	3,000	2,476,604	2,296,912	7,349,676	9,829,280
Accrued liabilities	97,231	684,399	(9,183)	(151,520)	630,110

Net cash used in operating activities	(1,367,699)	(10,942,208)	(4,143,340)	(13,500,863)	(25,810,770)

Cash flows from investing activities
Purchases of property and equipment	(8,492)	(116,338)	(115,911)	(117,876)	(242,706)
Purchases of short-term investments	—	—	—	(3,016,211)	(3,016,211)

Net cash used in investing activities	(8,492)	(116,338)	(115,911)	(3,134,087)	(3,258,917)

Cash flow from financing activities
Issuance of common stock	350	—	—	—	350
Issuance of preferred stock, net of issuance costs	2,281,538	22,921,167	22,921,167	64,847,703	90,050,408
Exercise of stock options	—	67,000	12,000	159,500	226,500

Net cash provided from financing activities	2,281,888	22,988,167	22,933,167	65,007,203	90,277,258

Increase in cash and cash equivalents	905,697	11,929,621	18,673,916	48,372,253	61,207,571
Cash and cash equivalents at beginning of the period	—	905,697	905,697	12,835,318	—

Cash and cash equivalents at end of the period	$905,697	$12,835,318	$19,579,613	$61,207,571	$61,207,571

The Accompanying Notes are an Integral Part of these Financial Statements

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements

Note 1.	Organization and Summary of Significant Accounting Policies

Business
      Somaxon Pharmaceuticals, Inc. (“Somaxon” or the “Company”) is a Delaware corporation founded on August 14, 2003. The Company is a specialty pharmaceutical company focused on the in-licensing and development of proprietary product candidates for the treatment of diseases and disorders in the fields of psychiatry and neurology.
      To date, the Company has in-licensed three product candidates. The lead product candidate, SILENORtm (doxepin hydrochloride), is in Phase III clinical trials for the treatment of insomnia. The product candidate nalmefene hydrochloride is in a Phase II/ III clinical trial for the treatment of pathological gambling and a Phase II clinical trial for smoking cessation. The Company is also developing a new formulation of acamprosate calcium for the treatment of certain movement disorders. The Company intends to continue to build a portfolio of product candidates that target psychiatric and neurological diseases and disorders, focusing on products that are currently commercialized outside the United States, approved in the United States but with significant commercial potential for proprietary new uses, new dosages, alternative delivery systems, or in late stages of clinical development.

Capital Resources
      The Company expects to continue to incur losses and have negative cash flows from operations in the foreseeable future as it continues to engage in development and clinical trial activities of its product candidates and build a sales organization. The Company may be required to raise additional funds through public or private financings, strategic relationships, or other arrangements and cannot assure that the funding will be available on attractive terms, or at all. Also, additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. The Company’s failure to raise capital as and when needed could have a negative impact on the financial condition and the ability to implement the Company’s business strategy, including completing current clinical development programs, commercializing products, and in-licensing other products.

Unaudited Pro Forma Presentation
      The unaudited pro forma shareholders’ equity as of September 30, 2005 and pro forma net loss per share attributable to common stockholders reflect the automatic conversion of all outstanding shares of convertible preferred stock into 12,241,409 shares of common stock upon the closing of the Company’s initial public offering. Common shares issued in such an initial public offering and any estimated net proceeds are excluded from such pro forma information.

Unaudited Interim Financial Statements
      The interim balance sheet as of September 30, 2005 and the statements of operations and cash flows for the nine months ended September 30, 2004 and 2005 and from August 14, 2003 (inception) through September 30, 2005, and the statement of stockholders’ equity for the nine month period ended September 30, 2005 are unaudited. In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair statement of the results of these interim periods have been included. The results of operations for the nine months ended September 30, 2005 and 2004 are not necessarily indicative of the results that may be expected for the full year.

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements — (Continued)

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash, Cash Equivalents and Investments
      The Company invests its available cash balance in money market funds, United States government notes, and other investment grade debt securities that have strong credit ratings. The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. The Company’s short-term investments consist of United States government agency notes with maturities between three months and one year from the date of purchase. They are classified as held-to-maturity with interest recorded as it is earned and included in interest income.

Property and Equipment
      Property and equipment is stated at cost less accumulated depreciation and is depreciated using the straight line method over the estimated useful lives of the assets, generally ranging from three years for computer equipment to five years for office furniture and equipment.

Fair Value of Financial Instruments
      The Company’s financial instruments, including cash, cash equivalents, investments, accounts payables, and accrued liabilities are carried at cost which approximates fair value due to the relative short-term maturities of these instruments.

Impairment of Long-Lived Assets
      The Company assesses the recoverability of its long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the fair value to the carrying value. There have been no indicators of impairment through September 30, 2005.

License Fees and Research and Development Expenses
      Costs related to patents and acquisition of intellectual property are expensed as incurred since the underlying technology associated with these expenditures is in connection with the Company’s research and development efforts and has no alternative future use.
      Research and development costs are expensed as incurred and include costs associated with services provided by contract organizations for clinical trials and manufacturing of clinical materials. The total cost of a given clinical trial is based on the terms of the related contract. The Company monitors the status of the trials, and as services are provided, the Company accrues the related expense. A portion of the clinical trial cost generally relates to the projected cost to treat a patient in the trials. This cost is recognized over the estimated term of the study based on the number of patients enrolled in the trial. As actual costs become known, the Company adjusts its estimates.

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements — (Continued)

Stock Based Compensation
      As allowed by SFAS No. 123, Accounting for Stock Based Compensation (“SFAS No. 123”), the Company has elected to continue to apply the intrinsic value method of accounting prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), to account for its stock options issued to employees and directors. Under APB 25, compensation expense is recognized over the vesting period of the option to the extent that the fair value of the stock exceeds the exercise price of the stock option at the date of grant.
      Had compensation expense for employee and director stock options been determined based on their fair value at the grant dates consistent with SFAS No. 123, the Company’s net loss and basic and diluted net loss attributable to common stockholders per share would have been changed to the following pro forma amounts:

			Nine Months Ended
	August 14, 2003		September 30,
	(inception) to	Year Ended
	December 31, 2003	December 31, 2004	2004	2005

Net loss attributable to common stockholders as reported	$(1,463,182)	$(13,597,770)	$(6,397,464)	$(25,927,412)
Add: Stock based employee compensation expense included in net loss	—	13,425	6,494	684,330
Less: Stock based employee compensation expense using fair value method	—	(38,278)	(21,536)	(835,293)

Pro-forma net loss attributable to common stockholders	$(1,463,182)	$(13,622,623)	$(6,412,506)	$(26,078,375)

Basic and diluted net loss attributable to common stockholders per share as reported	$(10.03)	$(38.08)	$(19.78)	$(45.83)
Pro-forma basic and diluted net loss attributable to common stockholders per share	$(10.03)	$(38.15)	$(19.83)	$(46.10)
      The fair value of employee stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	August 14, 2003		Nine Months Ended September 30,
	(inception) to	Year Ended
	December 31, 2003	December 31, 2004	2004	2005

Weighted average risk free interest rate	—	4.23%	4.23%	4.02%
Expected life	—	6 years	6 years	6 years
Expected volatility	—	66% to 68%	66% to 68%	60% to 63%
Expected dividend yield	—	0%	0%	0%
Fair value of underlying stock	—	$1.20 to $2.10	$1.20 to $2.10	$4.68 to $12.54
      The Company accounts for options granted to consultants and advisors under SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue 96-18, Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services. As such, stock options

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements — (Continued)
granted to non-employees are periodically re-measured and income or expense is recognized during their vesting terms.

Series C Warrant
      In conjunction with the Company’s Series C financing completed in June 2005, a financing instrument was issued which provided for the sale of additional shares of Series C redeemable convertible preferred stock at either the election of the Company or the Series C investors. The fair value of each component of this instrument was determined at the time of grant with a net liability recorded in accordance with guidance provided in FASB Staff Position 150-5, Issuer’s Accounting under Statement 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable. The warrant instrument provides for the issuance of shares which are potentially redeemable, and therefore may ultimately require cash settlement by the Company. A portion of the proceeds received in the Series C financing equal to the net fair value of the financing instrument were allocated to the instrument. In accordance with the guidance provided in EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the Company periodically remeasured the fair value of this financing instrument with the resulting expense recorded within operating expenses.
      In September 2005, the Company exercised its right and issued an additional 7,407,407 shares of Series C redeemable convertible preferred stock at $1.35 per share for gross proceeds of $10,000,000. Immediately prior to the exercise, the warrant instrument was remeasured to its fair value of $6,296,296. Upon exercise, the warrant instrument net liability was extinguished with its value charged to additional paid-in capital.

Comprehensive Income (Loss)
      SFAS No. 130, Reporting Comprehensive Income (Loss), requires that all components of comprehensive income (loss) be reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is net income (loss), plus certain other items that are recorded directly to stockholders’ equity. The Company has reported comprehensive income (loss) in the statement of stockholders’ equity as net loss since no other items were charged directly to stockholders’ equity.

Net Loss per Share
      Net loss attributable to common stockholders per share is calculated in accordance with SFAS No. 128, Earnings Per Share, and Staff Accounting Bulletin (“SAB”) No. 98. Basic earnings per share (“EPS”) is calculated by dividing the net income or loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income or loss attributable to common stockholders by the weighted average number of common stock equivalents outstanding for the period determined using the treasury-stock method. Common stock equivalents include convertible preferred stock, options, and warrants but only to the extent that their inclusion is dilutive. The Company incurred a net loss in all periods presented, causing inclusion of any potentially dilutive securities to have an anti-dilutive affect, resulting in dilutive loss per share attributable to common stockholders and basic loss per share attributable to common stockholders being equivalent. The Company did not have any common shares issued for nominal consideration as defined under the terms of SAB No. 98, which would be included in EPS calculations.
      The unaudited pro forma shares used to compute basic and diluted net loss per share is the weighted average shares of common stock outstanding, reduced by the weighted average unvested common shares subject to repurchase, and includes the assumed conversion of the convertible preferred stock into shares of common stock using the as-if converted method as of January 1, 2004 or the actual date of issuance if later.

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements — (Continued)

			Nine Months Ended
	August 14, 2003		September 30,
	(inception) to	Year Ended
	December 31, 2003	December 31, 2004	2004	2005

Historical:
Numerator:
Net loss	$(1,463,182)	$(13,597,770)	$(6,397,464)	$(25,874,444)
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	(52,968)

Net loss attributable to common stockholders	$(1,463,182)	$(13,597,770)	$(6,397,464)	$(25,927,412)

Denominator:
Weighted average common shares	583,333	647,054	639,372	693,568
Weighted average unvested common shares subject to repurchase	(437,500)	(289,931)	(315,972)	(127,893)

Denominator for basic and diluted net loss per share	145,833	357,123	323,400	565,675

Basic and diluted net loss per share	$(10.03)	$(38.08)	$(19.78)	$(45.83)

Pro forma:
Numerator:
Pro forma net loss		$(13,597,770)		$(25,874,444)

Denominator:
Weighted average net common shares		357,123		565,675
Pro forma adjustments to reflect assumed weighted average effect of conversion of preferred stock		3,091,667		7,371,696

Pro forma shares used to compute basic and diluted net loss per share		3,448,790		7,937,371

Basic and diluted net loss per share		$(3.94)		$(3.26)

Historical outstanding anti-dilutive securities not included in diluted net loss per share calculation:
Convertible preferred stock	380,256	4,216,667	4,216,667	12,241,409
Options to purchase common stock	—	276,167	320,333	1,071,181
Common stock subject to repurchase	402,778	247,361	256,528	152,847

	783,034	4,740,195	4,793,528	13,465,437

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements — (Continued)

Segment Information
      Management has determined that the Company operates in one business segment which is the development and commercialization of pharmaceutical products.

Income Taxes
      The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, which requires companies to account for deferred income taxes using the asset and liability method. Under the asset and liability method, current income tax expense or benefit is the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credits and loss carry-forwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Tax rate changes are reflected in income during the period such changes are enacted. Changes in ownership may limit the amount of net operating loss carryforwards that can be utilized in the future to offset taxable income (see Note 6).
     New Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which amends SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires the fair value of all share-based payments to employees and directors, including grants of employee stock options, be recognized in the statements of operations. The pro forma disclosure previously permitted under SFAS No. 123 will not be an acceptable alternative to recognition of expenses in the financial statements. The standard is effective the first annual period beginning after June 15, 2005 and the Company will adopt SFAS No. 123(R) in the first quarter of fiscal 2006. The Company expects the adoption of SFAS No. 123(R) will have a material impact on its results of operations and net loss per share and is currently in the process of evaluating the extent of such impact.

Note 2.	Composition of Certain Balance Sheet Items
     Property and Equipment
      Property and equipment consists of the following:

	December 31,
			September 30,
	2003	2004	2005

Office furniture and equipment	$—	$83,535	$160,691
Computer equipment	8,492	41,295	79,506

Property and equipment, at cost	8,492	124,830	240,197
Less: accumulated depreciation	(314)	(26,176)	(57,697)

Property and equipment, net	$8,178	$98,654	$182,500

      Depreciation expense was $314, $25,862, and $32,248 for the period from August 14, 2003 (inception) through December 31, 2003, the year ended December 31, 2004, and the nine month period ended September 30, 2005, respectively.

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements — (Continued)

Accrued Liabilities
      Accrued liabilities consist of the following:

	December 31,
			September 30,
	2003	2004	2005

Accrued license fees	$—	$562,500	$92,500
Accrued compensation and benefits	8,231	43,380	419,109
Refundable proceeds from unvested exercised stock options	—	63,500	95,042
Accrued professional fees	89,000	10,500	61,750
Withholding tax	—	160,000	—
Other accrued liabilities	—	5,250	56,750

Total accrued liabilities	$97,231	$845,130	$725,151

      Withholding taxes at December 31, 2004 resulted from federal taxes owed on certain licensing fees paid to an entity in a foreign country.

Note 3.	License Agreements
      The following summarizes the Company’s license agreements and activity. Costs associated with license agreements are expensed as the related research and development costs are incurred. Total future minimum obligations under the Company’s various license agreements are $10,960,000 for milestone and license payments. The Company is also obligated to make revenue-based royalty payments, and additional milestone payments of up to $11,400,000 upon the achievement of certain product development events. Minimum license payments are subject to increase based on timing of various milestones and the extent to which the licensed technologies are used in various treatments.
     SILENORtm
      In August 2003 and as amended in October 2003, the Company acquired an exclusive worldwide license from ProCom One, Inc. (“ProCom”) to develop and commercialize SILENORtm (doxepin hydrochloride) for the treatment of insomnia. The term of the license extends until the last licensed patent expires, which is expected to occur in 2020. The license agreement is cancelable at any time by the Company with 30 days’ notice if the Company believes that the use of the product poses an unacceptable safety risk or, if it fails to achieve a satisfactory level of efficacy. Either party may terminate the agreement with 30 days’ notice if the other party commits a material breach of its obligations and fails to remedy the breach within 90 days, or upon the filing of bankruptcy, reorganization, liquidation, or receivership proceedings.
      The Company paid $100,000 as an option payment and $400,000 as the first milestone payment for a total of $500,000 for the period ended December 31, 2003. The Company was obligated to issue shares of the Company’s common stock in conjunction with the Series A convertible preferred stock issuance. In April 2004, the Company issued 84,058 shares to ProCom and recorded licensing expense for the fair value of the stock of $100,870. The license agreement also required a $500,000 payment upon the completion of a Phase II clinical study, which took place in December 2004 and was included in the accrued liability balance at the end of the year. The obligation was paid shortly thereafter. Future milestones are payable upon achievement of various clinical or regulatory events and the Company is obligated to pay a royalty on worldwide net sales of the licensed products. The Company has the right to grant sublicenses to third parties.

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements — (Continued)
     Nalmefene
      In November 2004, the Company entered into an agreement with BioTie Therapies Corp. (“BioTie”) for the license of oral nalmefene hydrochloride for the treatment of impulse control disorders and substance abuse disorders. The term of the license extends through the expiration of each licensed patent or patent application which is expected to occur in 2017. The Company may cancel the agreement with 30 days’ written notice if the product poses an unacceptable safety risk for patients or fails to achieve efficacy in clinical development. Either party may cancel the agreement with 60 days’ written notice upon material breach of the contract and failure to cure such breach, or if either party becomes insolvent or is adjudged bankrupt.
      The Company paid $200,000 in July 2004 for the right to negotiate an exclusive agreement, followed by a $3,000,000 payment in November 2004 upon entering the licensing agreement. Future milestones are payable upon achievement of various clinical or regulatory events and the Company is obligated to pay BioTie a royalty on net sales of licensed products. The Company has the right to grant sublicenses to third parties and is required to pay BioTie part of any sublicense revenue received.
      In January 2005, the Company in-licensed exclusive worldwide rights from the University of Miami for a patent relating to the treatment of nicotine dependence. The term of the license extends generally through the expiration of the patent, which is expected to occur in 2016, and potentially longer under certain circumstances. The agreement is cancelable by the Company at any time with 60 days’ written notice. The University of Miami may terminate the agreement upon a material breach of the contract, provision of a false report, or our insolvency or certain bankruptcy proceedings.
      As consideration for the license, the Company paid an upfront fee of $35,000 and is obligated to make immaterial future annual payments. In addition, the Company is required to pay a royalty on net sales in the United States on the licensed product, subject to credits for prior annual payments already made.
     Acamprosate
      In September 2004, the Company in-licensed exclusive worldwide rights from Synchroneuron, LLC (“Synchroneuron”) to certain patents to develop, manufacture, and market acamprosate for movement disorders, obsessive compulsive disorder and post-traumatic stress disorder. The term of the license extends through the expiration of the last patent, which is expected to occur in 2018. The agreement is cancelable by the Company at any time with 30 days’ written notice. Synchroneuron may terminate the agreement upon 30 days’ written notice to the Company of a material breach of the contract, including the Company’s failure to pay a quarterly license payment, subject to certain cure periods, or immediately upon written notice as to insolvency or certain bankruptcy proceedings.
      As consideration for the license, the Company paid an upfront license fee of $100,000 in July 2004 and is obligated to make future license payments up to a maximum of $250,000 per quarter. In addition, the Company may be required to issue up to 83,333 shares of the Company’s common stock subject to achieving certain milestones. The Company is also obligated pay a royalty on net sales of the licensed product, subject to credits for the initial license fee and prior quarterly license payments already made. The Company has the right to grant sublicenses to third parties and is required to pay to Synchroneuron part of any sublicense revenue received.

Note 4.	Commitments
      In January 2004, the Company entered into a three-year operating lease for its office facility with monthly rental payments of $8,450 which increase 3% per year and expire in January 2007. Under the terms of the lease agreement, the Company paid a security deposit of $33,800 which is reduced by approximately one month’s rental payment on each anniversary date of the lease agreement, resulting in a deposit balance of

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements — (Continued)
$24,297 at September 30, 2005. In June 2005, the Company entered into an operating lease agreement to sublease additional adjoining office space. The sublease requires monthly rental payments of $8,294 and expires in April, 2006. Under the terms of the sublease agreement, the Company paid a security deposit of $24,882 of which $8,294 will be returned to the Company in both October 2005 and in February 2006. The Company is also obligated under various operating leases for office equipment.
      Rent expense was zero and $102,191 for the period from August 14, 2003 (inception) through December 31, 2003 and the year ended December 31, 2004, respectively. Rent expense was $74,862 and $111,098 for the nine month periods ended September 30, 2004 and 2005, respectively.
      The future minimum lease payments at September 30, 2005 for the years ended December 31, are as follows:

Three month period ending December 31, 2005	$54,204
2006	153,335
2007	17,322
2008	6,326

Total	$231,187

      The Company has contracted with a drug manufacturer to develop certain clinical drug supplies. The contracts are cancelable at any time, but obligate the Company to reimburse the manufacturer for any unpaid actual costs incurred at the time of cancellation. The Company has also contracted with a clinical research organization (“CRO”) and other vendors to assist in clinical trial work. The contracts are cancelable at any time, but obligate the Company to reimburse the provider for any time or costs incurred through the date of termination.

Note 5.	Redeemable Convertible Preferred Stock and Stockholders’ Equity
     Characteristics of the Company’s Preferred Stock
      The holder of each share of preferred stock has the right to one vote for each share of common stock into which it can be converted. When and if declared by the Board of Directors, holders of the preferred stock are entitled to receive non-cumulative dividends at the rate of 8% per annum and in preference to any dividends on the common stock. In the event the Company is liquidated, dissolved, or has a change of control, either voluntarily or involuntarily, the preferred stock has preferential liquidation rights over the common stock. The preferred stock’s liquidation value is equal to the price paid when the shares were issued. After payment of the liquidation value to the preferred stockholders, any remaining assets of the Company available for distribution shall be distributed ratably among the common and preferred stockholders based on the number of shares outstanding had the preferred shares converted into common stock. The liquidation preference is inapplicable if the Company were merged or acquired at a price of at least $18.00 per share for Series A preferred and Series B preferred stock, $24.30 for Series C preferred stock, and $26.10 for Series C-1 preferred stock.
      The preferred shares may be converted to common stock at any time at the option of the stockholder. They will be automatically converted into common stock utilizing the then effective conversion rate upon the earlier of: (i) the affirmative election of the holders of at least two-thirds of the outstanding shares of the preferred stock, or (ii) the closing of a sale of the Company’s common stock in a qualified public offering with gross proceeds to the Company of at least $30,000,000. The effective conversion price is adjusted for common stock splits, dividends, distributions, and certain other transactions affecting the Company’s capitalization. The Company’s preferred stock is currently convertible at a ratio of six shares of preferred stock into one share of common stock.

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements — (Continued)

Series C Redeemable Convertible Preferred Stock and Related Warrant
      In June 2005, the Company completed its offering of Series C redeemable convertible preferred stock in which 40,741,048 shares were issued at $1.35 per share for gross proceeds of $55,000,415 (net proceeds of $54,847,703 after deducting offering costs of $152,712). In conjunction with the close of the Series C financing, a warrant instrument (the “Warrant”) was issued which provides for the issuance of an additional $10 million of Series C redeemable convertible preferred stock or Series C-1 redeemable convertible preferred stock. The Warrant is exercisable by either the Company (the “Company Option”) or through the election of the majority of the Series C preferred stockholders (the “Investor Option”). If the Warrant is exercised by the Company, additional shares of Series C redeemable convertible preferred shares will be issued at $1.35 per share. If the Warrant is exercised by the Series C preferred stockholders, additional shares of Series C-1 redeemable convertible preferred shares will be issued at $1.45 per share. The Company Option expires on March 31, 2006 and the Investor Option expires on September 30, 2006. The Warrant expiration date changes to within 30 days of receiving written notice that the Company is intending to undertake an initial public offering, or is being merged or acquired.
      The Warrant instrument is considered a liability in accordance with guidance provided in FASB Staff Position 150-5, Issuer’s Accounting under Statement 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, because the Warrant provides for the issuance of redeemable preferred stock which may ultimately require cash settlement by the Company. At the close of the Series C financing, the fair value of the Company Option and the Investor Option was determined using the Black-Scholes valuation model to arrive at the net Warrant liability, which is the extent to which the fair value of the Investor Option exceeds the Company Option. The proceeds from the Series C financing were allocated first to the fair value of the net Warrant liability instrument of $647,684 with the remainder to the Series C redeemable convertible preferred stock. The net Warrant liability is periodically remeasured to its fair value in accordance with the terms of EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, with the change in value recorded in operating expense.
      In September 2005, the Company exercised its option to exercise the Warrant and 7,407,407 shares of Series C redeemable convertible preferred stock were issued at $1.35 per share for total proceeds of $10,000,000. Immediately prior to exercise, the value of the Warrant was $6,296,296 and the liability was remeasured accordingly. Upon exercise, the Warrant liability was eliminated with the contribution recognized as a component of additional paid-in capital.
      The redemption provisions of the Series C redeemable convertible preferred stock provide that after June 1, 2010, upon the request of a majority of the holders, the Company is obligated to redeem the outstanding shares of the Series C preferred stock. The redemption price is equal to the original issuance price of $1.35 per share for the Series C preferred stock, plus any declared but unpaid dividends. The Company is not obligated to declare a dividend and dividends are not cumulative. Per share prices are subject to adjustment for stock splits or similar equity recapitalizations, and no sinking fund is required for the redemption. The Company is increasing the carrying amount of the Series C redeemable convertible preferred stock through periodic accretions so that the carrying amount will equal the minimum redemption value at the earliest possible redemption date. The accretion charges are recorded to additional paid-in capital because the Company currently does not have retained earnings, or to accumulated deficit if there is no additional paid-in capital available. Accretion charges increase the net loss attributable to common stock holders in the calculation of basic and diluted net loss per share. Because the redemption features are not currently in effect, the Series C preferred stock is currently considered contingently redeemable and therefore not classified as a liability. Under the provisions of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, the Company would be required to reclassify the Series C

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements — (Continued)
redeemable convertible preferred stock as a liability if after June 1, 2010 the majority of the Series C holders exercised the redemption provision.

Series A Convertible Preferred Stock
      During the period ended December 31, 2003, the Company sold 2,281,538 shares of Series A preferred convertible stock at $1.00 per share for total cash proceeds of $2,281,538. In January 2004, an additional 18,462 shares of Series A preferred convertible stock were sold at $1.00 per share for cash proceeds of $18,462. In total, the Company has issued 2,300,000 shares of Series A preferred convertible stock for total proceeds of $2,300,000.

Series B Convertible Preferred Stock
      In April and June 2004, the Company sold 17,000,000 and 6,000,000 shares, respectively of Series B preferred convertible stock at $1.00 per share for total cash proceeds of $23,000,000. Net proceeds were $22,902,705 after deducting issuance costs of $97,295.

Common Stock
      In August 2003, and in conjunction with the founding of the Company, 583,333 shares of common stock were issued to the founders at a price of $0.0006 per share for total proceeds of $350. A portion of the founder shares vest over periods between two and four years and the Company has the option to repurchase any unvested founder shares at the original purchase price upon any voluntary or involuntary termination. Any unvested shares immediately vest in the event of termination for reasons other than cause and vesting accelerates in the event of a merger, sale, or other change in control of the Company.
      In April 2004, the Company issued 84,058 shares of common stock to designees of ProCom with a fair value of $100,870 in accordance with the SILENORtm license agreement. Also, certain stock options were exercised resulting in the issuance of 55,833 shares for cash proceeds of $67,000 during the year ended December 31, 2004 and 61,667 shares for cash proceeds of $159,500 during the nine month period ended September 30, 2005, respectively. A portion of the stock issued from the exercise of these stock options was unvested and subject to repurchase by the Company in the event of termination or separation at the original exercise price. The Company recognized a liability for the proceeds relating to the unvested options of $63,500 and $95,042 at December 31, 2004 and September 30, 2005, respectively.
      There were a total of 6,400,000, 35,000,000, and 100,000,000 shares of common stock authorized at December 31, 2003, December 31, 2004, and September 30, 2005, respectively. The following table summarizes the Company’s common stock reserved for future issuance:

	December 31,
			September 30,
	2003	2004	2005

Shares of common stock authorized	6,400,000	35,000,000	100,000,000
Shares of common stock issued and outstanding	583,333	723,224	784,891
Common stock issuable upon conversion of preferred shares	380,256	4,216,667	12,241,409
Stock options outstanding	—	276,166	1,071,180

Total common and potential common shares	963,589	5,216,057	14,097,480

Common stock reserved for future issuance	5,436,411	29,783,943	85,902,520

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements — (Continued)

Stock Options
      In January 2004, the stockholders approved the Somaxon Pharmaceuticals, Inc. 2004 Equity Incentive Award Plan (the “Plan”) for the benefit of its eligible employees, directors, consultants, and advisors. The Plan authorizes the Company to issue shares of its common stock upon the exercise of stock options, restricted stock grants, stock appreciation rights, and similar equity incentive awards. As of September 30, 2005 no other types of equity incentive awards were granted other than stock options. Under the terms of the Plan, nonqualified and incentive stock options may be granted at prices not less than 85% and 100% of the fair value on the date of grant, respectively.
      Certain of the Company’s stock options may be immediately exercisable and generally vest over a period of between one and four years and have a ten-year term. Unvested common shares obtained upon early exercise of options are subject to repurchase by the Company at the original exercise price. As of December 31, 2004 the Plan provided for up to 416,667 options to be granted and was amended in June 2005 to authorize up to 1,250,000 options to be granted. There were 84,668 and 61,320 shares available future grant as of December 31, 2004 and September 30, 2005, respectively. The following table summarizes the Company’s stock option activity for employee and director stock options.

			Weighted	Weighted
			Average Fair	Average
		Weighted	Value of	Intrinsic
		Average	Common	Value
		Exercise	Stock at	per
	Shares	Price	Grant Date	Share

Outstanding at December 31, 2003	—	$—
Stock options granted during 2004:
April 2004	20,000	1.20	$1.20	$—
June 2004	247,500	1.20	1.50	0.30
September 2004	48,666	1.20	2.10	0.90

Total 2004 stock options granted	316,166	1.20	$1.56	$0.36

Stock options exercised during 2004:
August 2004	(10,000)	1.20
October 2004	(45,833)	1.20

Total 2004 stock options exercised	(55,833)	1.20

Outstanding at December 31, 2004	260,333	1.20

Stock options granted during 2005:
March 2005	147,250	2.40	$4.68	$2.28
April 2005	54,167	2.40	5.22	2.82
July 2005	671,750	3.00	9.30	6.30
September 2005	4,416	8.40	12.54	4.14

Total 2005 stock options granted	877,583	2.88	$8.28	$5.40

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements — (Continued)

			Weighted	Weighted
			Average Fair	Average
		Weighted	Value of	Intrinsic
		Average	Common	Value
		Exercise	Stock at	per
	Shares	Price	Grant Date	Share

Stock options exercised during 2005:
April 2005	(20,000)	2.40
September 2005	(37,500)	2.82

Total 2005 stock options exercised	(57,500)	2.70
Stock options forfeited during 2005:
May 2005	(26,736)	1.20

Outstanding at September 30, 2005	1,053,680	$2.52

      The Company has historically granted stock options at exercise prices that equaled the fair value of its common stock at the date of grant as estimated by its board of directors. Since there has not been a public market for the Company’s common stock, the board of directors determined the fair value of its common stock by considering a number of objective and subjective factors, including the pricing of convertible preferred stock, the superior preferences and rights of the Company’s preferred stock over the common stock, important operational events, the risk and non-liquid nature of the common stock, and underlying market conditions. The Company has not historically obtained contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of stock options, the Company believed its estimates of the fair value of its common stock to be reasonable based on the foregoing factors.
      In connection with this proposed initial public offering, the Company retrospectively assessed the fair value of its common stock. In reassessing the fair value, the Company considered the factors used in its historical determinations of fair value, the likelihood of a liquidity event such as an initial public offering, and feedback received from investment banks relating to an initial public offering upon beginning such discussions in August 2005. In reassessing the fair value of the common stock, the Company determined that an increase in the estimated fair value of the underlying common stock for options granted after April 2004 was appropriate. As allowed by SFAS No. 123, Accounting for Stock Based Compensation, the Company accounts for its stock options granted to employees and directors under APB 25, Accounting for Stock Issued to Employees. Accordingly, deferred stock compensation is recognized to the extent that the price of the underlying common stock, as determined in the retrospective fair value analysis, exceeds the exercise price of the stock options at the date of grant. Deferred stock compensation is amortized over the vesting period of the related options which is generally four years for employees and two years for directors.
      For the year ended December 31, 2004, the Company granted 316,166 stock options to employees and directors with a weighted average intrinsic value of $0.36 per share, resulting in deferred stock compensation of $110,917. For the nine month period ended September 30, 2005, the Company granted 877,583 stock options to employees and directors with a weighted average intrinsic value of $5.40 per share, resulting in deferred stock compensation of $4,752,182. Compensation expense relating to stock options granted to employees and directors was $13,425 for the year ended December 31, 2004, and $6,494 and $684,330 for the nine month periods ended September 30, 2004 and 2005, respectively. Of the $684,330 of compensation expense recognized during the nine month period ended September 30, 2005, $88,517 was included in research and development expense and $595,813 was included in marketing, general and administrative expense.

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements — (Continued)
      In May 2005, an employee separated from the Company and deferred compensation was reduced by the unamortized discount relating to this employee’s stock options of $24,223. Previously recognized expense was not reversed.
      The following table summarizes the Company’s stock option activity for consultant stock options.

		Weighted
		Average
		Exercise
	Shares	Price

Outstanding at December 31, 2003	—	$—
Stock options granted during 2004:
April 2004	10,000	1.20
June 2004	4,167	1.20
November 2004	1,666	1.20

Total 2004 stock options granted	15,833	1.20

Outstanding at December 31, 2004	15,833	1.20

Stock options granted during 2005:
January 2005	5,000	1.20
March 2005	2,500	2.40

Total 2005 stock options granted	7,500	1.62
Stock options exercised during 2005:
August 2005	(4,167)	1.20

Total 2005 stock options exercised	(4,167)	1.20
Stock options forfeited during 2005:
March 2005	(1,666)	1.20

Outstanding at September 30, 2005	17,500	$1.38

      In accordance with EITF Issue 96-18 Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services, the Company periodically re-measures the fair value of stock option grants to non-employees and recognizes the related income or expense during their vesting period. Stock options granted to consultants resulted in expense of $14,205 for the year ended December 31, 2004, and $2,773 and $39,809 for the nine month periods ended September 30, 2004 and 2005, respectively. In March 2005, an advisor surrendered 1,666 stock options which were granted during 2004. In accordance with EITF No. 96-18, previously recognized expense was not reversed for these surrendered options.
      A summary of the stock options outstanding at December 31, 2004 is as follows:

	Options Outstanding			Vested Options

		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
Exercise Price	Number	Life	Price	Number	Price

$1.20	276,166	9.4 Years	$1.20	8,472	$1.20

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements — (Continued)
      A summary of the stock options outstanding at September 30, 2005 is as follows:

	Options Outstanding			Vested Options

		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
Exercise Price	Number	Life	Price	Number	Price

$1.20	248,597	8.6 Years	$1.20	100,219	$1.20
$2.40	173,917	9.1 Years	2.40	41,666	2.40
$3.00	644,250	9.7 Years	3.00	22,570	3.00
$8.40	4,416	9.9 Years	8.40	—	8.40

Total stock options outstanding	1,071,180	9.4 Years	$2.52	164,455	$1.62

Note 6.	Income taxes
      Due to the Company’s losses since inception, no current income tax provision or benefit has been recorded. Significant components of the Company’s net deferred tax assets are shown in the table below.

	December 31,

	2003	2004

Deferred Tax Assets:
Net operating loss carryforwards	$372,810	$4,162,825
Research and development credits	—	506,846
Capitalized research and development	207,602	1,781,870
Other, net	1,818	29,323

Total deferred tax assets	582,230	6,480,864
Valuation allowance	(582,230)	(6,480,864)

Net deferred tax assets	$—	$—

      At December 31, 2004, the Company had federal and state net operating loss carryforwards of $10,498,953 and $10,166,956, respectively (the deferred tax assets presented in the table above are tax rate affected). Unless previously utilized, the federal and state tax loss carryforwards will begin to expire in 2023 and 2013, respectively. The Company has federal and state research and development tax credit carryforwards of $287,729 and $331,995, respectively. The federal research and development credits will begin to expire in 2024 and the state research and development credits do not expire.
      Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company’s net operating loss and credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period.

Somaxon Pharmaceuticals, Inc.
(A development stage company)
Notes to Financial Statements — (Continued)

Note 7.	Related Party Transactions
      The Company licenses certain technologies from ProCom One which, as part of the license agreement, grants one seat to ProCom on the Company’s Board of Directors. The license agreement also provides a consulting arrangement for two ProCom affiliates, which the Company paid at a rate of $8,333 each per month from August 2003 through September 2005, increasing to a rate of $10,000 per month for one affiliate and $11,250 per month for the other commencing in October 2005. See Note 3 for further discussion of the license agreement, payment information, and related outstanding liabilities with ProCom. As of September 30, 2005, the Company granted a total of 21,667 stock options to the two affiliates of ProCom with a weighted average exercise price of $2.64 per share. In November 2005, an additional 33,333 stock options were granted to the two affiliates of ProCom with an exercise price of $13.62.
      The Company’s outside counsel purchased 50,000 shares of the outstanding convertible preferred stock during the Series A financing in November 2003 as well as 33,418 shares of redeemable convertible preferred stock during the Series C financing in June and September 2005. The Company paid $72,441, $316,268, and $244,283 during the period from August 13, 2003 (inception) through December 31, 2004, for the year ended December 31, 2004, and for the nine month period ended September 30, 2005, respectively for legal services rendered by the Company’s outside counsel.

Note 8.	Subsequent Event
      On November 29, 2005, the Company’s board of directors approved a one-for-six reverse stock split of the Company’s outstanding common stock, which was effected on December 9, 2005. In connection with the reverse stock split, every six shares of the Company’s common stock were replaced with one share of the Company’s common stock. All references to common stock, common shares outstanding and per share amounts in these financial statements and notes to financial statements prior to the effective date of the reverse stock split have been restated to reflect the one-for-six reverse stock split on a retroactive basis for all periods presented.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount
Item	to be paid

SEC Registration Fee	$10,152
NASD Filing Fee	9,125
Nasdaq National Market Listing Fee	100,000
Legal Fees and Expenses	750,000
Accounting Fees and Expenses	400,000
Printing and Engraving Expenses	250,000
Blue Sky Fees and Expenses	19,000
Transfer Agent and Registrar Fees	30,000
Miscellaneous Expenses	300,000

Total	$1,868,277

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.
      Our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.
      Our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf if this person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.
      We are entering into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.
      The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us, our executive officers and directors, and indemnification of the underwriters by us for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.
      We intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.	Recent Sales of Unregistered Securities
      Since inception, we have issued and sold the following unregistered securities:

1.	In August 2003, we issued 583,333 shares of common stock to a venture capital fund and individual investors for an aggregate consideration of $350.

2.	In April 2004, we issued 84,058 shares of common stock in connection with our license agreement with ProCom One.

3.	From August 2003 through January 2004, we issued and sold an aggregate of 2,300,000 shares of Series A preferred stock to certain venture capital funds and individual investors at a per share price of $1.00, for an aggregate consideration of $2,300,000. Upon completion of this offering, these shares of Series A preferred stock will convert into 383,333 shares of our common stock.

4.	In April and June 2004, we issued and sold an aggregate of 23,000,000 shares of Series B preferred stock to certain existing and new investors at a per share price of $1.00, for an aggregate consideration of $23,000,000. Upon completion of this offering, these shares of Series B preferred stock will convert into 3,833,333 shares of our common stock.

5.	In June and September 2005, we issued and sold an aggregate of 48,148,455 shares of Series C preferred stock to certain existing and new investors at a per share price of $1.35, for an aggregate consideration of $65,000,414. Upon completion of this offering, these shares of Series C preferred stock will convert into 8,024,743 shares of our common stock.

6.	From August 2003 through September 2005, we granted stock options to purchase 1,217,083 shares of our common stock at exercise prices ranging from $1.20 to $8.40 per share to our employees, consultants and directors under our 2004 equity incentive award plan. During this period, 28,403 options were surrendered resulting in a net of 1,188,680 options granted. From August 2003 through September 2005, we issued and sold an aggregate of 117,500 shares of our common stock to our employees, consultants and directors at prices ranging from $1.20 to $3.00 per share pursuant to exercises of options granted under our 2004 equity incentive award plan.
      The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act of 1933, as amended, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had adequate access, through employment or other relationships, to information about us.
      There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
3	.1(1)	Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2		Certificate of Amendment of Restated Certificate of Incorporation of the Registrant
3	.3(2)	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering
3	.4(1)	Bylaws of the Registrant, as currently in effect

Exhibit
Number		Description

3	.5(2)	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering
4.1		Form of the Registrant’s Common Stock Certificate
4	.2(1)	Amended and Restated Investor Rights Agreement dated June 2, 2005
5	.1(2)	Opinion of Latham & Watkins LLP
10	.1(2)	Form of Director and Executive Officer Indemnification Agreement
10	.2#(1)	2004 Equity Incentive Award Plan and forms of option agreements thereunder
10	.3#(2)	Director Compensation Policy
10	.4#(2)	2005 Equity Incentive Award Plan and forms of option and restricted stock agreements thereunder
10	.5#(2)	2005 Employee Stock Purchase Plan
10	.6#(1)	2005 Incentive Plan
10	.7#(1)	Employment Agreement between the Registrant and Kenneth M. Cohen dated August 15, 2003
10	.8#(1)	Employment Agreement between the Registrant and Susan E. Dubé dated August 15, 2003
10	.9#(1)	Employment Agreement between the Registrant and Philip Jochelson, M.D. dated April 4, 2005
10	.10#(1)	Employment Agreement between the Registrant and Meg M. McGilley dated August 15, 2003
10	.11#(1)	Employment Agreement between the Registrant and Jeffrey W. Raser dated August 15, 2003
10	.12#(1)	Form of Restricted Stock Purchase Agreement
10	.13(1)	Lease dated January 14, 2004 by and between the Registrant and Square 24 Associates L.P.
10	.14(1)	Sublease dated June 12, 2005 by and between the Registrant and Ascenta Therapeutics, Inc.
10	.15†(3)	License Agreement dated August 25, 2003 by and between the Registrant and ProCom One, Inc.
10	.16†(1)	Amendment No. 1 to License Agreement dated October 20, 2003 by and between the Registrant and ProCom One, Inc.
10	.17†(3)	License Agreement dated November 12, 2004 by and between the Registrant and BioTie Therapies Corp.
10	.18†(3)	License Agreement dated September 1, 2004 by and between the Registrant and Synchroneuron, LLC.
10	.19†(3)	License Agreement dated January 31, 2005 by and between the Registrant and the University of Miami.
10	.20(1)	Master Agreement for Services dated May 10, 2004 by and between the Registrant and Synteract, Inc.
10	.21(1)	Consulting Agreement dated August 25, 2003 by and between the Registrant and Terrell A. Cobb
10	.22(1)	Common Stock Purchase Agreement by and among the Registrant, ProCom One, Inc. and Terrell A. Cobb
23.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23	.2(2)	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24	.1(1)	Power of Attorney

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.
#	Indicates management contract or compensatory plan.
(1)	Filed with the Registrant’s Registration Statement on Form S-1 on October 7, 2005.
(2)	Filed with Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 on November 30, 2005.
(3)	Filed with Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 on November 23, 2005.
      (b) Financial Statement Schedules
      Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings
      Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons of the Registrant, we have been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of this issue.
      We hereby undertake that:

(a) We will provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, Somaxon Pharmaceuticals, Inc. has duly caused this Amendment No. 4 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California on the 12th day of December, 2005.

SOMAXON PHARMACEUTICALS, INC.

By:	/s/ Kenneth M. Cohen

Kenneth M. Cohen
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kenneth M. Cohen Kenneth M. Cohen	President, Chief Executive Officer and Director (Principal Executive Officer)	December 12, 2005

/s/ Meg M. McGilley Meg M. McGilley	Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	December 12, 2005

* David F. Hale	Chairman of the Board of Directors	December 12, 2005

* Louis C. Bock	Director	December 12, 2005

* Terrell A. Cobb	Director	December 12, 2005

* Cam L. Garner	Director	December 12, 2005

* Scott L. Glenn	Director	December 12, 2005

* Jesse I. Treu, Ph.D.	Director	December 12, 2005

* Daniel K. Turner III	Director	December 12, 2005

* Kurt von Emster	Director	December 12, 2005

Signature		Title	Date

* Kurt C. Wheeler		Director	December 12, 2005

*By:	/s/ Kenneth M. Cohen Kenneth M. Cohen Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
3	.1(1)	Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2		Certificate of Amendment of Restated Certificate of Incorporation of the Registrant
3	.3(2)	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering
3	.4(1)	Bylaws of the Registrant, as currently in effect
3	.5(2)	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering
4.1		Form of the Registrant’s Common Stock Certificate
4	.2(1)	Amended and Restated Investor Rights Agreement dated June 2, 2005
5	.1(2)	Opinion of Latham & Watkins LLP
10	.1(2)	Form of Director and Executive Officer Indemnification Agreement
10	.2#(1)	2004 Equity Incentive Award Plan and forms of option agreements thereunder
10	.3#(2)	Director Compensation Policy
10	.4#(2)	2005 Equity Incentive Award Plan and forms of option and restricted stock agreements thereunder
10	.5#(2)	2005 Employee Stock Purchase Plan
10	.6#(1)	2005 Incentive Plan
10	.7#(1)	Employment Agreement between the Registrant and Kenneth M. Cohen dated August 15, 2003
10	.8#(1)	Employment Agreement between the Registrant and Susan E. Dubé dated August 15, 2003
10	.9#(1)	Employment Agreement between the Registrant and Philip Jochelson, M.D. dated April 4, 2005
10	.10#(1)	Employment Agreement between the Registrant and Meg M. McGilley dated August 15, 2003
10	.11#(1)	Employment Agreement between the Registrant and Jeffrey W. Raser dated August 15, 2003
10	.12#(1)	Form of Restricted Stock Purchase Agreement
10	.13(1)	Lease dated January 14, 2004 by and between the Registrant and Square 24 Associates L.P.
10	.14(1)	Sublease dated June 12, 2005 by and between the Registrant and Ascenta Therapeutics, Inc.
10	.15†(3)	License Agreement dated August 25, 2003 by and between the Registrant and ProCom One, Inc.
10	.16†(1)	Amendment No. 1 to License Agreement dated October 20, 2003 by and between the Registrant and ProCom One, Inc.
10	.17†(3)	License Agreement dated November 12, 2004 by and between the Registrant and BioTie Therapies Corp.
10	.18†(3)	License Agreement dated September 1, 2004 by and between the Registrant and Synchroneuron, LLC.
10	.19†(3)	License Agreement dated January 31, 2005 by and between the Registrant and the University of Miami.
10	.20(1)	Master Agreement for Services dated May 10, 2004 by and between the Registrant and Synteract, Inc.
10	.21(1)	Consulting Agreement dated August 25, 2003 by and between the Registrant and Terrell A. Cobb
10	.22(1)	Common Stock Purchase Agreement by and among the Registrant, ProCom One, Inc. and Terrell A. Cobb
23.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23	.2(2)	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24	.1(1)	Power of Attorney

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.
#	Indicates management contract or compensatory plan.
(1)	Filed with the Registrant’s Registration Statement on Form S-1 on October 7, 2005.
(2)	Filed with Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 on November 30, 2005.
(3)	Filed with Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 on November 23, 2005.